UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

7 August 2020

Commission File Number 1-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-224340) and Form S-8 (File Nos. 333-223071, 333-153481, 333-154338, 333-162490, 333-169934, 333-182315, 333-206290) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Cautionary statement concerning forward-looking statements

This document contains ‘forward-looking’ statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of any strategic transactions or restructuring programmes, anticipated tax rates, changes in the international tax environment, expected cash payments, outcomes of litigation or regulatory enquiries, anticipated changes in the value of assets and liabilities related to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.

Factors that could cause actual results and developments to differ materially from those expressed or implied by forward-looking statements include, but are not limited to:

•

economic, political, social or other developments in countries and markets in which Diageo operates (including as a result of the Covid-19 pandemic), which may contribute to a reduction in demand for Diageo’s products, adverse impacts on Diageo’s customer, supplier and/or financial counterparties, or the imposition of import, investment or currency restrictions (including the potential impact of any global, regional or local trade wars or any tariffs, duties or other restrictions or barriers imposed on the import or export of goods between territories, including but not limited to, imports into and exports from the United States and the European Union and/or the United Kingdom);

•	the impact of the Covid-19 pandemic, or other epidemics or pandemics, on Diageo’s business, financial condition, cash flows and results of operation;

•

the negotiating process surrounding, as well as the final terms of, the United Kingdom’s future trading relationships with the European Union and other countries, which could lead to a sustained period of economic and political uncertainty and complexity whilst successor trading arrangements with other countries are negotiated, finalised and implemented, potentially adversely impacting economic conditions in the United Kingdom and Europe more generally as well as Diageo’s business operations and financial performance;

•

changes in consumer preferences and tastes, including as a result of changes in demographics, evolving social trends (including any shifts in consumer tastes towards small-batch craft alcohol, lower or no alcohol, or other alternative products), changes in travel, holiday or leisure activity patterns, weather conditions, health concerns, pandemics and/or a downturn in economic conditions;

•

changes in the domestic and international tax environment, including as a result of the OECD Base Erosion and Profit Shifting Initiative and EU anti-tax abuse measures, leading to uncertainty around the application of existing and new tax laws and unexpected tax exposures;

•	the effects of climate change, or legal, regulatory or market measures intended to address climate change, on Diageo’s business or operations, including on the cost and supply of water;

•	changes in the cost of production, including as a result of increases in the cost of commodities, labour and/or energy or as a result of inflation;

•

any litigation or other similar proceedings (including with tax, customs, competition, environmental, anti-corruption or other regulatory authorities), including litigation directed at the beverage alcohol industry generally or at Diageo in particular;

•

legal and regulatory developments, including changes in regulations relating to production, distribution, importation, marketing, advertising, sales, pricing, labelling, packaging, product liability, antitrust, labour, compliance and control systems, environmental issues and/or data privacy;

•

the consequences of any failure by Diageo or its associates to comply with anti-corruption, sanctions, trade restrictions or similar laws and regulations, or any failure of Diageo’s related internal policies and procedures to comply with applicable law or regulation;

•	the consequences of any failure of internal controls, including those affecting compliance with existing or new accounting and/or disclosure requirements;

•	Diageo’s ability to maintain its brand image and corporate reputation or to adapt to a changing media environment;

•	contamination, counterfeiting or other circumstances which could harm the level of customer support for Diageo’s brands and adversely impact its sales;

•

increased competitive product and pricing pressures, including as a result of actions by increasingly consolidated competitors or increased competition from regional and local companies, that could negatively impact Diageo’s market share, distribution network, costs and/or pricing;

•	any disruption to production facilities, business service centres or information systems, including as a result of cyber attacks;

•	increased costs for, or shortages of, talent, as well as labour strikes or disputes;

•

Diageo’s ability to derive the expected benefits from its business strategies, including in relation to expansion in emerging markets, acquisitions and/or disposals, cost savings and productivity initiatives or inventory forecasting;

•

fluctuations in exchange rates and/or interest rates, which may impact the value of transactions and assets denominated in other currencies, increase Diageo’s cost of financing or otherwise adversely affect Diageo’s financial results;

•	movements in the value of the assets and liabilities related to Diageo’s pension plans;

•	Diageo’s ability to renew supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms, or at all, when they expire; or

•	any failure by Diageo to protect its intellectual property rights.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and by the principal risks set out in the ‘Risk factors’ section in Diageo’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on August 5, 2019. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the U.S. Securities and Exchange Commission (SEC). All readers, wherever located, should take note of these disclosures.

This document includes names of Diageo’s products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2020.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

This document may include information about Diageo’s target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

Filings Assurance Committee

The Filings Assurance Committee of the company, which is chaired by the Chief Financial Officer and includes the Chief Executive, is responsible for implementing and monitoring the processes which are designed to ensure that the company complies with relevant UK, US and other regulatory reporting and filing provisions, including those imposed by the U.S. Sarbanes-Oxley Act of 2002 or derived from it. As at the end of the period covered by the Form 20-F for the year ended 30 June 2020, the Filings Assurance Committee of the company, with the participation of the Chief Executive and the Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of disclosure controls and procedures. These are defined as those controls and procedures that are designed to ensure that information required to be disclosed in reports filed under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarised and reported within the time periods specified in the Commission’s rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports of the company is accumulated and communicated to management, including the Chief Executive and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. As of the date of the evaluation, the Chief Executive and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that the company files or submits under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the Commission’s rules and forms and is accumulated and communicated to the management of the company, including the company’s Chief Executive and the Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.

Management’s report on internal control over financial reporting

Management, under the supervision of the Chief Executive and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over the group’s financial reporting.

Diageo’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the EU and IFRS as issued by the International Accounting Standards Board (IASB); provide reasonable assurance that receipts and expenditures are made only in accordance with authorisation of management and the directors of the company; and provide reasonable assurance regarding prevention or timely detection of any unauthorised acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Management has assessed the effectiveness of Diageo’s internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the United States Securities Exchange Act of 1934) based on the framework in the document ‘Internal Control – Integrated Framework’, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, management concluded that, as at 30 June 2020, internal control over financial reporting was effective.

Any internal control framework, no matter how well designed, has inherent limitations, including the possibility of human error and the circumvention or overriding of controls and procedures and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, who also audit the group’s consolidated financial statements, has audited the effectiveness of the group’s internal control over financial reporting, and has issued an unqualified report thereon, which is included below.

Changes in internal control over financial reporting

During the year ended June 30, 2020, there were no changes in internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Diageo plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Diageo plc and its subsidiaries (collectively, the “Company”) as of 30 June 2020 and 2019, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and the consolidated statement of cash flows for each of the three years in the period ended 30 June 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of 30 June 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 30 June 2020 and 2019 , and the results of its operations and its cash flows for each of the three years in the period ended 30 June 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 June 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in note 1f to the consolidated financial statements, the Company changed the manner in which it accounted for leases in the period ended 30 June 2020 due to the adoption of IFRS 16.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s report on internal control over financial reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment assessment of indefinite-lived brand intangible assets and goodwill

As described in note 9 to the consolidated financial statements, the Company’s consolidated indefinite-lived brand intangibles balance and goodwill balance as at 30 June 2020 were £7,755 million and £1,912 million respectively. Management conducts impairment tests for indefinite-lived brand intangibles and goodwill annually, or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. The individual brands, other intangibles with indefinite useful lives and their associated tangible fixed assets are aggregated and tested as separate cash-generating units. Goodwill is attributed to each of the markets. Separate tests are carried out for each cash-generating unit and for each of the markets. The impairment test compares the net carrying value of the cash-generating unit for indefinite-lived brand intangibles and market for goodwill with the recoverable amount. Value in use and fair value less costs of disposal were both considered for these reviews and any impairment charge was based on these. The tests are dependent on management’s estimates in respect of the forecasting of future cash flows, the discount rates applicable to the future cash flows and what expected growth rates are reasonable. Judgment is required in determining the cash-generating units. The value in use calculations are based on discounted forecast cash flows using the assumption that cash flows continue in perpetuity at the terminal growth rate of each country or region. Cash flows are extrapolated up to five years using expected growth rates in line with management’s best estimates. Growth rates reflect expectations of sales growth, operating costs and margin, based on past experience and external sources of information. Where applicable, multiple cash flow scenarios were populated to predict the potential outcome, considering the increased risk of uncertainty around the duration and severity of the Covid-19 pandemic in the different markets. The five-year forecast period is extended by up to an additional ten years at acquisition date for some indefinite-lived intangible assets and goodwill when management believes that this period is justified by the maturity of the market and expects to achieve growth in excess of the terminal growth rate driven by Diageo’s sales, marketing and distribution expertise. Cash flows beyond the five-year period are projected using steady or progressively declining growth rates. These rates do not exceed the annual growth rate of the real gross domestic product (GDP) aggregated with the long-term annual inflation rate of the country or region. Cash flows for the subsequent years after the forecast period are extrapolated based on a terminal growth rate which does not exceed the long-term annual inflation rate of the country or region. The determination of discounted future cash flows include significant management judgments and assumptions, including sales growth, operating costs, margin, discount rates and terminal growth rates.

The principal consideration for our determination that performing procedures related to the impairment assessment of indefinite-lived brand intangible assets and goodwill is a critical audit matter are there was significant judgment made by management when developing its assessment of the recoverable amount for the cash-generating units. This in turn led to a high degree of auditor judgment, subjectivity and effort in evaluating management’s significant assumptions, including future cash flows, discount rates, and expected growth rates. In addition, the audit effort involved the use of professionals with specialised skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill and indefinite-lived brand intangible assets impairment tests, including controls over the determination of recoverable amounts. These procedures also included, among others, testing management’s process for determining the recoverable amount of goodwill and indefinite-lived brand intangible assets, evaluating the appropriateness of the methodology used in the impairment models, testing the completeness, accuracy, and relevance of underlying data used in the models, and evaluating the significant assumptions used by management, including the forecasted cash flows, discount rates, expected growth rates, as well as management’s sensitivities and related financial statement disclosures. Evaluating the reasonableness of management’s assumptions involved 1) evaluating key market-related assumptions (including the growth rates, discount rate and management’s estimates of the duration and severity of the impact of the Covid-19 pandemic on cash flows) used in the models to external data, 2) performing a retrospective comparison of forecasted cash flows to actual past performance and previous forecasts, 3) performing sensitivity analyses, and 4) using professionals with specialised skill and knowledge to assist in the evaluation of the discount rates.

Taxation - Provisions for tax uncertainties

As described in note 7 and note 18 to the consolidated financial statements, the Company has a number of ongoing tax audits worldwide for which provisions are recognised based on management’s best estimates and judgments concerning the ultimate outcome. As at 30 June 2020 the current tax asset of £190 million and tax liability of £246 million includes £189 million of provisions for tax uncertainties. The Company operates in a large number of markets with complex tax and legislative regimes that are open to subjective interpretation. Management is required to estimate the amount that should be recognised as a tax liability or tax asset in many countries which are subject to tax audits which by their nature are often complex and can take several years to resolve. Tax provisions are based on management’s judgment and interpretation of country specific tax law and the likelihood of settlement. As disclosed by management, the actual tax liabilities could differ from the provision for tax uncertainties and in such event the Company would be required to make an adjustment in a subsequent period which could have a material impact on the Company’s profit for the year.

The principal consideration for our determination that performing procedures related to the provision for tax uncertainties is a critical audit matter are there was significant judgement made by management in determining the provisions for tax uncertainties, including a high degree of estimation uncertainty due to the number and complexity of tax laws, frequency of tax audits and potential for adjustments which could have a material impact on the Company’s profit for the year as a result of such audits. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate the timely identification and accurate measurement of provisions for tax uncertainties. Also, the evaluation of audit evidence related to the provisions for tax uncertainties required significant auditor judgment as the nature of the evidence is often subjective, and the audit effort involved the use of professionals with specialised skill and knowledge to assist in evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the identification and recognition of the liabilities for uncertain tax positions, and controls addressing completeness of the uncertain tax positions, as well as controls over measurement of the liabilities. These procedures also included, among others, (i) testing the information used in the calculation of the liability for uncertain tax positions; (ii) testing the calculation of the liability for uncertain tax positions by jurisdiction, including management’s assessment of the technical merits of tax positions and estimates of the amount of tax benefit expected to be sustained; (iii) testing the completeness of management’s assessment of both the identification of uncertain tax positions and possible outcomes of each uncertain tax position; and (iv) evaluating the status and results of tax audits with the relevant tax authorities and (v) evaluating the sufficiency of the Company’s related disclosures. Professionals with specialised skill and knowledge were used to assist in the evaluation of the completeness and measurement of the Company’s uncertain tax positions, including evaluating the reasonableness of management’s assessment of whether tax positions are more-likely-than-not of being sustained, the application of relevant tax laws, and estimated interest and penalties, as well as evaluating the sufficiency of the Company’s related financial statement disclosures.

Legal contingent liabilities and proceedings

As described in note 18 to the consolidated financial statements, the Company records provisions for the anticipated settlement costs of legal disputes against the Company where it is considered to be probable that a liability exists and a reliable estimate can be made of the likely outcome. The Company discloses where it is possible that a settlement may be reached or it is not possible to make a reliable estimate of the estimated financial effect, but no provision is created.

The principal consideration for our determination that performing procedures related to legal contingent liabilities and proceedings is a critical audit matter are there was significant judgment made by management in assessing the likelihood that a legal dispute will succeed, or a liability will arise, and an estimate to quantify the possible range of any settlement. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing audit procedures and evaluating management’s assessments of the contingencies associated with the disputes.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s evaluation of legal disputes, including controls over determining whether a loss is probable and whether the amount of loss can be reliably estimated, as well as financial statement disclosures. These procedures also included, among others, obtaining and evaluating the letters of audit inquiry with external legal counsel, evaluating the reasonableness of management’s assessment regarding whether it is probable that a liability exists and a reliable estimate can be made of the likely outcome, and evaluating the sufficiency of the Company’s legal disclosures.

/s/PricewaterhouseCoopers LLP

London, United Kingdom

7 August 2020

We have served as the company’s auditor since 2015.

Financial statements and notes on the financial statements

Financial statements

Consolidated income statement

	Notes	Year ended 30 June 2020 £ million	Year ended 30 June 2019 £ million	Year ended 30 June 2018 £ million
Sales	2	17,697	19,294	18,432
Excise duties	3	(5,945)	(6,427)	(6,269)

Net sales	2	11,752	12,867	12,163
Cost of sales	3	(4,654)	(4,866)	(4,634)

Gross profit		7,098	8,001	7,529
Marketing	3	(1,841)	(2,042)	(1,882)
Other operating items	3	(3,120)	(1,917)	(1,956)

Operating profit		2,137	4,042	3,691
Non-operating items	4	(23)	144	—
Finance income	5	366	442	243
Finance charges	5	(719)	(705)	(503)
Share of after tax results of associates and joint ventures	6	282	312	309

Profit before taxation		2,043	4,235	3,740
Taxation	7	(589)	(898)	(596)

Profit for the year		1,454	3,337	3,144

Attributable to:
Equity shareholders of the parent company		1,409	3,160	3,022
Non-controlling interests		45	177	122

		1,454	3,337	3,144

		million	million	million
Weighted average number of shares
Shares in issue excluding own shares		2,346	2,418	2,484
Dilutive potential ordinary shares		8	10	11

		2,354	2,428	2,495

		pence	pence	pence
Basic earnings per share		60.1	130.7	121.7

Diluted earnings per share		59.9	130.1	121.1

The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)

Consolidated statement of comprehensive income

	Year ended 30 June 2020 £ million	Year ended 30 June 2019 £ million	Year ended 30 June 2018 £ million
Other comprehensive income
Items that will not be recycled subsequently to the income statement
Net remeasurement of post employment plans
Group	38	33	456
Associates and joint ventures	(14)	2	2
Non-controlling interests	—	—	1
Tax on post employment plans	(21)	1	(91)

	3	36	368
Items that may be recycled subsequently to the income statement
Exchange differences on translation of foreign operations
Group	(104)	274	(631)
Associates and joint ventures	82	19	3
Non-controlling interests	(37)	55	(72)
Net investment hedges	(227)	(93)	91
Exchange loss recycled to the income statement
On translation of foreign operations	4	—	—
Tax on exchange differences - group	4	(19)	7
Tax on exchange differences - non-controlling interests	—	—	2
Effective portion of changes in fair value of cash flow hedges
Hedge of foreign currency debt of the group	221	180	(64)
Transaction exposure hedging of the group	(43)	(86)	22
Hedges by associates and joint ventures	6	(6)	(15)
Commodity price risk hedging of the group	(11)	(9)	—
Recycled to income statement - hedge of foreign currency debt of the group	(75)	(82)	6
Recycled to income statement - transaction exposure hedging of the group	42	45	(7)
Recycled to income statement - commodity price risk hedging of the group	8	—	—
Tax on effective portion of changes in fair value of cash flow hedges	(23)	(11)	14
Hyperinflation adjustment	(18)	(22)	11
Tax on hyperinflation adjustment	4	6	(11)

	(167)	251	(644)

Other comprehensive (loss)/profit, net of tax, for the year	(164)	287	(276)
Profit for the year	1,454	3,337	3,144

Total comprehensive income for the year	1,290	3,624	2,868

Attributable to:
Equity shareholders of the parent company	1,282	3,392	2,815
Non-controlling interests	8	232	53

Total comprehensive income for the year	1,290	3,624	2,868

The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)

Consolidated balance sheet

		30 June 2020		30 June 2019
	Notes	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets	9	11,300		12,557
Property, plant and equipment	10	4,926		4,455
Biological assets		51		34
Investments in associates and joint ventures	6	3,557		3,173
Other investments	12	41		49
Other receivables	14	46		53
Other financial assets	15	686		404
Deferred tax assets	7	119		138
Post employment benefit assets	13	1,111		1,060

			21,837		21,923
Current assets
Inventories	14	5,772		5,472
Trade and other receivables	14	2,111		2,694
Corporate tax receivable	7	190		83
Assets held for sale		—		65
Other financial assets	15	75		127
Cash and cash equivalents	16	3,323		932

			11,471		9,373

Total assets			33,308		31,296

Current liabilities
Borrowings and bank overdrafts	16	(1,995)		(1,959)
Other financial liabilities	15	(389)		(307)
Share buyback liability	17	—		(26)
Trade and other payables	14	(3,683)		(4,202)
Liabilities held for sale		—		(32)
Corporate tax payable	7	(246)		(378)
Provisions	14	(183)		(99)

			(6,496)		(7,003)
Non-current liabilities
Borrowings	16	(14,790)		(10,596)
Other financial liabilities	15	(393)		(124)
Other payables	14	(175)		(222)
Provisions	14	(293)		(317)
Deferred tax liabilities	7	(1,972)		(2,032)
Post employment benefit liabilities	13	(749)		(846)

			(18,372)		(14,137)

Total liabilities			(24,868)		(21,140)

Net assets			8,440		10,156

Equity
Share capital	17	742		753
Share premium		1,351		1,350
Other reserves		2,272		2,372
Retained earnings		2,407		3,886

Equity attributable to equity shareholders of the parent company			6,772		8,361
Non-controlling interests	17		1,668		1,795

Total equity			8,440		10,156

The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)

These consolidated financial statements have been approved by a duly appointed and authorised committee of the Board of Directors and were signed on its behalf by Ivan Menezes and Kathryn Mikells, Directors and dated 7 August 2020.

Financial statements (continued)

Consolidated statement of changes in equity

			Other reserves		Retained earnings/(deficit)
	Share capital £ million	Share premium £ million	Capital redemption reserve £ million	Hedging and exchange reserve £ million	Own shares £ million	Other retained earnings £ million	Total £ million	Equity attributable to parent company shareholders £ million	Non- controlling interests £ million	Total equity £ million
At 30 June 2017	797	1,348	3,146	(453)	(2,176)	7,651	5,475	10,313	1,715	12,028
Adoption of IFRS 15	—	—	—	—	—	(89)	(89)	(89)	(2)	(91)
Adoption of IFRS 9 by associate	—	—	—	(3)	—	3	3	—	—	—
Profit for the year	—	—	—	—	—	3,022	3,022	3,022	122	3,144
Other comprehensive (loss)/income	—	—	—	(574)	—	367	367	(207)	(69)	(276)
Total comprehensive (loss)/income for the year	—	—	—	(574)	—	3,389	3,389	2,815	53	2,868
Employee share schemes	—	—	—	—	32	(7)	25	25	—	25
Share-based incentive plans	—	—	—	—	—	39	39	39	—	39
Share-based incentive plans in respect of associates	—	—	—	—	—	4	4	4	—	4
Tax on share-based incentive plans	—	—	—	—	—	(2)	(2)	(2)	—	(2)
Shares issued	—	1	—	—	—	—	—	1	—	1
Purchase of non-controlling interests	—	—	—	—	—	(72)	(72)	(72)	70	(2)
Disposal of non-controlling interests	—	—	—	—	—	—	—	—	(1)	(1)
Purchase of right issue of non-controlling interests	—	—	—	—	—	(5)	(5)	(5)	31	26
Change in fair value of put option	—	—	—	—	—	7	7	7	—	7
Share buyback programme	(17)	—	17	—	—	(1,507)	(1,507)	(1,507)	—	(1,507)
Dividends paid	—	—	—	—	—	(1,581)	(1,581)	(1,581)	(101)	(1,682)

At 30 June 2018	780	1,349	3,163	(1,030)	(2,144)	7,830	5,686	9,948	1,765	11,713
Profit for the year	—	—	—	—	—	3,160	3,160	3,160	177	3,337
Other comprehensive income	—	—	—	212	—	20	20	232	55	287
Total comprehensive income for the year	—	—	—	212	—	3,180	3,180	3,392	232	3,624
Employee share schemes	—	—	—	—	118	(49)	69	69	—	69
Share-based incentive plans	—	—	—	—	—	49	49	49	—	49
Share-based incentive plans in respect of associates	—	—	—	—	—	3	3	3	—	3
Tax on share-based incentive plans	—	—	—	—	—	20	20	20	—	20
Shares issued	—	1	—	—	—	—	—	1	—	1
Purchase of non-controlling interests (note 8)	—	—	—	—	—	(694)	(694)	(694)	(90)	(784)
Non-controlling interest in respect of new subsidiary	—	—	—	—	—	—	—	—	2	2
Change in fair value of put option	—	—	—	—	—	(3)	(3)	(3)	—	(3)
Share buyback programme	(27)	—	27	—	—	(2,801)	(2,801)	(2,801)	—	(2,801)
Dividends paid	—	—	—	—	—	(1,623)	(1,623)	(1,623)	(114)	(1,737)

At 30 June 2019	753	1,350	3,190	(818)	(2,026)	5,912	3,886	8,361	1,795	10,156
Profit for the year	—	—	—	—	—	1,409	1,409	1,409	45	1,454
Other comprehensive loss	—	—	—	(116)	—	(11)	(11)	(127)	(37)	(164)
Total comprehensive (loss)/income for the year	—	—	—	(116)	—	1,398	1,398	1,282	8	1,290
Employee share schemes	—	—	—	—	90	(36)	54	54	—	54
Share-based incentive plans	—	—	—	—	—	2	2	2	—	2
Share-based incentive plans in respect of associates	—	—	—	—	—	4	4	4	—	4
Tax on share-based incentive plans	—	—	—	—	—	1	1	1	—	1
Share based payments and purchase of treasury shares in respect of subsidiaries	—	—	—	—	—	(1)	(1)	(1)	—	(1)
Shares issued	—	1	—	—	—	—	—	1	—	1
Transfers	—	—	—	5	—	(5)	(5)	—	—	—
Purchase of non-controlling interests (note 8)	—	—	—	—	—	(39)	(39)	(39)	(23)	(62)
Non-controlling interest in respect of new subsidiary	—	—	—	—	—	—	—	—	5	5
Change in fair value of put option	—	—	—	—	—	9	9	9	—	9
Share buyback programme	(11)	—	11	—	—	(1,256)	(1,256)	(1,256)	—	(1,256)
Dividends declared	—	—	—	—	—	(1,646)	(1,646)	(1,646)	(117)	(1,763)

At 30 June 2020	742	1,351	3,201	(929)	(1,936)	4,343	2,407	6,772	1,668	8,440

The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)

Consolidated statement of cash flows

		Year ended 30 June 2020		Year ended 30 June 2019		Year ended 30 June 2018
	Notes	£ million	£ million	£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the year		1,454		3,337		3,144
Taxation		589		898		596
Share of after tax results of associates and joint ventures		(282)		(312)		(309)
Net finance charges		353		263		260
Non-operating items		23		(144)		—

Operating profit			2,137		4,042		3,691
Increase in inventories		(366)		(434)		(271)
Decrease/(increase) in trade and other receivables		523		11		(202)
(Decrease)/increase in trade and other payables and provisions		(485)		201		314

Net increase in working capital			(328)		(222)		(159)
Depreciation, amortisation and impairment		1,839		374		493
Dividends received		4		168		159
Post employment payments less amounts included in operating profit		(109)		(121)		(108)
Other items		(14)		64		10

			1,720		485		554

Cash generated from operations			3,529		4,305		4,086
Interest received		185		216		167
Interest paid		(493)		(468)		(418)
Taxation paid		(901)		(805)		(751)

			(1,209)		(1,057)		(1,002)

Net cash inflow from operating activities			2,320		3,248		3,084
Cash flows from investing activities
Disposal of property, plant and equipment and computer software		14		32		40
Purchase of property, plant and equipment and computer software		(700)		(671)		(584)
Movements in loans and other investments		—		(1)		(17)
Sale of businesses and brands	8	11		426		4
Acquisition of businesses	8	(130)		(56)		(594)

Net cash outflow from investing activities			(805)		(270)		(1,151)
Cash flows from financing activities
Share buyback programme	17	(1,282)		(2,775)		(1,507)
Proceeds from issue of share capital		1		1		1
Net sale of own shares for share schemes		54		50		8
Dividends paid to non-controlling interests		(111)		(112)		(80)
Purchase of shares of non-controlling interests	8	(62)		(784)		—
Rights issue proceeds from non-controlling interests		—		—		26
Proceeds from bonds	16	5,188		2,766		2,612
Repayment of bonds	16	(820)		(1,168)		(1,571)
Net movements in other borrowings		(285)		721		(26)
Equity dividends paid	17	(1,646)		(1,623)		(1,581)

Net cash inflow/(outflow) from financing activities			1,037		(2,924)		(2,118)

Net increase/(decrease) in net cash and cash equivalents	16		2,552		54		(185)
Exchange differences			(120)		(26)		(39)
Net cash and cash equivalents at beginning of the year			721		693		917

Net cash and cash equivalents at end of the year			3,153		721		693

Net cash and cash equivalents consist of:
Cash and cash equivalents	16		3,323		932		874
Bank overdrafts	16		(170)		(211)		(181)

			3,153		721		693

The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)

Accounting information and policies

Introduction

This section describes the basis of preparation of the consolidated financial statements and the group’s accounting policies that are applicable to the financial statements as a whole. Accounting policies, critical accounting estimates and judgements that are specific to a note are included in the note to which they relate. This section also explains new accounting standards, amendments and interpretations, that the group has adopted in the current financial year or will adopt in subsequent years.

1. Accounting information and policies

(a) Basis of preparation

The consolidated financial statements are prepared in accordance with the Companies Act 2006 and International Financial Reporting Standards (IFRS) and related interpretations as adopted for use in the European Union (EU) and as issued by the International Accounting Standards Board (IASB). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the group’s consolidated financial statements for the years presented. The consolidated financial statements are prepared on a going concern basis under the historical cost convention, unless stated otherwise in the relevant accounting policy.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

(b) Going concern

The potential financial impact of the Covid-19 pandemic has been modelled in our cash flow projections and stress tested by including several severe but plausible downside scenarios which are linked to our principal risks. In our downside Covid-19 scenario, we have considered the key impacts of the pandemic for each region including the potential restrictions on the sale of our products in both on-trade and off-trade channels. We have then considered the expected duration of those restrictions, as well as a forecast for the length of time to recovery (a return to 2019 volumes), based on industry projections. As a result of these factors, in our severe but plausible scenarios, we do not anticipate that the on-trade business recovers to volumes experienced in the year ending 30 June 2019 within the next 18 month period. Even with these negative sensitivities for each region taken into account, the group’s cash position is still considered to remain strong, as we have protected our liquidity by increasing the level of committed facilities and accelerating certain bond issuance programmes. Mitigating actions, should they be required, are all within management’s control and could include reduced advertising and promotion spend, dividend cash payments, non-essential overheads and non-committed capital expenditure in the next 12 months. Having considered the outcome of these assessments, it is deemed appropriate to prepare the consolidated financial statements on a going concern basis.

(c) Consolidation

The consolidated financial statements include the results of the company and its subsidiaries together with the group’s attributable share of the results of associates and joint ventures. A subsidiary is an entity controlled by Diageo plc. The group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Where the group has the ability to exercise joint control over an entity but has rights to specified assets and obligations for liabilities of that entity, the entity is included on the basis of the group’s rights over those assets and liabilities.

Financial statements (continued)

(d) Foreign currencies

Items included in the financial statements of the group’s subsidiaries, associates and joint ventures are measured using the currency of the primary economic environment in which each entity operates (its functional currency). The consolidated financial statements are presented in sterling, which is the functional currency of the parent company.

The income statements and cash flows of non-sterling entities are translated into sterling at weighted average rates of exchange, other than substantial transactions that are translated at the rate on the date of the transaction. Exchange differences arising on the retranslation to closing rates are taken to the exchange reserve.

Assets and liabilities are translated at closing rates. Exchange differences arising on the retranslation at closing rates of the opening balance sheets of overseas entities are taken to the exchange reserve, as are exchange differences arising on foreign currency borrowings and financial instruments designated as net investment hedges, to the extent that they are effective. Tax charges and credits arising on such items are also taken to the exchange reserve. Gains and losses accumulated in the exchange reserve are recycled to the income statement when the foreign operation is sold. Other exchange differences are taken to the income statement. Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction.

The principal foreign exchange rates used in the translation of financial statements for the three years ended 30 June 2020, expressed in US dollars and euros per £1, were as follows:

	2020	2019	2018
US dollar
Income statement and cash flows(i)	1.26	1.29	1.35
Assets and liabilities(ii)	1.23	1.27	1.32
Euro
Income statement and cash flows(i)	1.14	1.13	1.13
Assets and liabilities(ii)	1.09	1.12	1.13

(i)	Weighted average rates
(ii)	Year end rates

The group uses foreign exchange hedges to mitigate the effect of exchange rate movements. For further information see note 15.

(e) Critical accounting estimates and judgements

Details of critical estimates and judgements which the directors consider could have a significant impact upon the financial statements are set out in the related notes as follows:

•	Exceptional items – management judgement whether exceptional or not – page 213

•

Taxation – management judgement of whether a provision is required and management estimate of amount of corporate tax payable or receivable, the recoverability of deferred tax assets and expectation on manner of recovery of deferred taxes – pages 219 and 220

•

Brands, goodwill and other intangibles – management judgement of the assets to be recognised and synergies resulting from an acquisition. Management judgement and estimate are required in determining future cash flows and appropriate applicable assumptions to support the intangible asset value – page 228

•

Post employment benefits – management judgement in determining whether a surplus can be recovered and management estimate in determining the assumptions in calculating the liabilities of the funds – page 239

•

Contingent liabilities and legal proceedings – management judgement in assessing the likelihood of whether a liability will arise and an estimate to quantify the possible range of any settlement and significant unprovided tax matters where maximum exposure is provided for each – page 269

Financial statements (continued)

Venezuela is a hyper-inflationary economy where the government maintains a regime of strict currency controls with multiple foreign currency rate systems. Access to US dollars on these exchange systems is very limited. The foreign currency denominated transactions and balances of the group’s Venezuelan operations are translated into the local functional currency (Venezuelan bolivar) at the rate they are expected to be settled, applying the most appropriate official exchange rate (DICOM). For consolidation purposes, the group converts its Venezuelan operations using management’s estimate of the exchange rate considering forecast inflation and the most appropriate official exchange rate. The exchange rate used to translate the results of the group’s Venezuelan operations was VES/£ 10,024,865 for the year ended 30 June 2020 (2019—VES/£ 403,700). Movement in the price index for the year ended 30 June 2020 was 2,464% (2019—1,087,262%). The inflation rate used by the group is provided by an independent valuer, because no reliable, official published rate is available that is representative of the situation in Venezuela.

The following table presents the contribution of the group’s Venezuelan operations to the consolidated income statement, cash flow statement and net assets for the year ended 30 June 2020 and 30 June 2019 and with the amounts that would have resulted if the official DICOM exchange rate had been applied:

	Year ended 30 June 2020		Year ended 30 June 2019
	At estimated exchange rate	At DICOM exchange rate	At estimated exchange rate	At DICOM exchange rate
	10,024,865 VES/£	252,558 VES/£	403,700 VES/£	8,553 VES/£
	£ million	£ million	£ million	£ million
Net sales	—	3	—	3
Operating profit	—	10	—	2
Other finance income - hyperinflation adjustment	6	222	10	455
Net cash inflow from operating activities	—	6	—	5
Net assets	48	1,893	56	2,643

(f) New accounting standards and interpretations

The following amendments to the accounting standards, issued by the IASB which have been endorsed by the EU, have been adopted by the group from 1 July 2019 with no impact on the group’s consolidated results, financial position or disclosures:

•	Amendments to IAS 28 - Long-term Interests in Associates and Joint Ventures

•	Amendments to IFRS 9 - Prepayment Features with Negative Compensation

•	Improvements to IFRS 3 and IFRS 11 - Business combinations and Joint arrangements - Accounting for previously held interests

•	Improvements to IAS 12 - Income taxes - Accounting for income tax consequences of payments on financial instruments that are classified as equity

•	Improvements to IAS 23 - Borrowing costs on completed qualifying assets

The following amendments and standards issued by the IASB which have been endorsed by the EU, have been adopted by the group:

IFRS 15 – Revenue from contracts with customers. The group adopted IFRS 15 from 1 July 2017 by applying the modified retrospective transition method, recognising the cumulative effect of initially applying IFRS 15 as an adjustment to the balance of retained earnings as at 1 July 2017. Retained earnings for the year ended 30 June 2017 was not restated.

IFRS 16 – Leases. The group adopted IFRS 16 from 1 July 2019 by applying the modified retrospective method, meaning that the figures, as at, and for the years ended 30 June 2018 and 2019 have not been restated. IFRS 16 replaced existing lease guidance including IAS 17—Leases, IFRIC 4, SIC-15 and SIC-27. Information in respect of the adoption of IFRS 16 is included in note 11.

Amendments to IAS 19 - Plan Amendment, Curtailment or Settlement.The amendment requires the remeasurement of service cost and interest charge for the rest of the period following plan amendments, settlements and curtailments using actuarial assumptions prevailing at the date of these events. The amendment is applicable to Diageo from 1 July 2019 on a prospective basis and has resulted in an additional service cost of £1 million following the remeasurement of the Irish Scheme.

Financial statements (continued)

The following amendment and standard, issued by the IASB has not been adopted by the group:

IFRS 17 – Insurance contracts (effective in the year ending 30 June 2022) is ultimately intended to replace IFRS 4.

Based on a preliminary assessment the group believes that the adoption of IFRS 17 will not have a significant impact on its consolidated results or financial position.

Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest rate benchmark reform (phase 1). The amendment provides temporary relief from applying specific hedge accounting requirements to hedging relationships directly affected by interbank offered rate (IBOR) reform. The reliefs have the effect that IBOR reform should not generally cause hedge accounting to terminate.

There are a number of other amendments and clarifications to IFRS, effective in future years, which are not expected to significantly impact the group’s consolidated results or financial position.

Financial statements (continued)

Results for the year

Introduction

This section explains the results and performance of the group for the three years ended 30 June 2020. Disclosures are provided for segmental information, operating costs, exceptional items, finance income and charges, the group’s share of results of associates and joint ventures, taxation. For associates, joint ventures and taxation, balance sheet disclosures are also provided in this section.

2. Segmental information

Accounting policies

Sales comprise revenue from contracts with customers from the sale of goods, royalties and rents receivable. Revenue from the sale of goods includes excise and other duties which the group pays as principal but excludes duties and taxes collected on behalf of third parties, such as value added tax. Sales are recognised as or when performance obligations are satisfied by transferring control of a good or service to the customer, which is determined considering, among other factors, the delivery terms agreed with customers. For the sale of goods the transfer of control occurs, when the significant risks and rewards of ownership are passed to the customer. Based on the shipping terms agreed with customers, the transfer of control of goods occurs at the time of dispatch for the majority of sales. Where the transfer of control is subsequent to the dispatch of goods, the time between dispatch and receipt by the customer is generally less than 5 days. The group includes in sales the net consideration to which it expects to be entitled. Sales are recognised to the extent that it is highly probable that a significant reversal will not occur. Therefore, sales are stated net of expected price discounts, allowances for customer loyalty and certain promotional activities and similar items. Generally, payment of the transaction price is due within credit terms that are consistent with industry practices, with no element of financing.

Net sales are sales less excise duties. Diageo incurs excise duties throughout the world. In the majority of countries excise duties are effectively a production tax which becomes payable when the product is removed from bonded premises and is not directly related to the value of sales. It is generally not included as a separate item on external invoices; increases in excise duty are not always passed on to the customer and where a customer fails to pay for products received the group cannot reclaim the excise duty. The group therefore recognises excise duty, unless it regards itself as an agent of the regulatory authorities, as a cost to the group.

Advertising costs, point of sale materials and sponsorship payments are charged to marketing in operating profit when the company has a right of access to the goods or services acquired.

Diageo is an international manufacturer and distributor of premium drinks. Diageo also owns a number of investments in associates and joint ventures as set out in note 6.

The segmental information presented is consistent with management reporting provided to the Executive Committee (the chief operating decision maker).

The Executive Committee considers the business principally from a geographical perspective based on the location of third party sales and the business analysis is presented by geographical segment. In addition to these geographical selling segments, a further segment reviewed by the Executive Committee is the International Supply Centre (ISC), which manufactures products for other group companies and includes the production sites in the United Kingdom, Ireland, Italy, Guatemala and Mexico.

Continuing operations also include the Corporate function. Corporate revenues and costs are in respect of central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to the ISC. They also include rents receivable and payable in respect of properties not used by the group in the manufacture, sale or distribution of premium drinks.

Diageo uses shared services operations to deliver transaction processing activities for markets and operational entities. These centres are located in Hungary, Kenya, Colombia, the Philippines and India. The captive business service centers in Budapest and Bangalore also perform certain central finance activities, including elements of financial planning and reporting and treasury. The costs of shared service operations are recharged to the regions.

Financial statements (continued)

As part of the annual planning process a budget exchange rate is set each year equal to the prior year’s weighted average rate. This rate is used for management reporting purposes and, in order to ensure a consistent basis on which performance is measured through the year, the prior period results are restated to the budget rate as well. Segmental information for net sales and operating profit before exceptionals are reported on a consistent basis with our management reporting. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to the group’s reported results are shown in the tables below. The comparative segmental information, prior to retranslation, has not been restated at the current year’s budgeted exchange rates but is presented at the budgeted rates for the respective year.

In addition, for management reporting purposes Diageo presents separately the results of acquisitions and disposals completed in the current and prior year from the results of the geographical segments. The impact of acquisitions and disposals on net sales and operating profit is disclosed under the appropriate geographical segments in the following tables at budgeted exchange rates.

(a) Segmental information for the consolidated income statement

	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	ISC £ million	Eliminate inter- segment sales £ million	Total operating segments £ million	Corporate and other £ million	Total £ million
2020
Sales	5,222	4,697	1,911	1,184	4,645	1,343	(1,343)	17,659	38	17,697

Net sales
At budgeted exchange rates(i)	4,445	2,501	1,300	944	2,253	1,439	(1,341)	11,541	38	11,579
Acquisitions and disposals	32	10	50	—	1	—	—	93	—	93
ISC allocation	11	60	4	10	12	(98)	—	(1)	1	—
Retranslation to actual exchange rates	135	(4)	(8)	(46)	4	2	(2)	81	(1)	80

Net sales	4,623	2,567	1,346	908	2,270	1,343	(1,343)	11,714	38	11,752

Operating profit/(loss)
At budgeted exchange rates(i)	2,007	730	116	254	498	45	—	3,650	(152)	3,498
Acquisitions and disposals	(1)	(4)	—	—	—	—	—	(5)	—	(5)
ISC allocation	6	26	2	5	6	(45)	—	—	—	—
Fair value remeasurement of contingent consideration	(10)	(4)	—	7	—	—	—	(7)	—	(7)
Fair value remeasurement of biological assets	—	—	—	9	—	—	—	9	—	9
Retranslation to actual exchange rates	32	9	(17)	(27)	(3)	—	—	(6)	5	(1)

Operating profit/(loss) before exceptional items	2,034	757	101	248	501	—	—	3,641	(147)	3,494
Exceptional items	54	(62)	(145)	(6)	(1,198)	—	—	(1,357)	—	(1,357)

Operating profit/(loss)	2,088	695	(44)	242	(697)	—	—	2,284	(147)	2,137

Non-operating items										(23)
Net finance charges										(353)
Share of after tax results of associates and joint ventures
Moët Hennessy										285
Other										(3)

Profit before taxation										2,043

Financial statements (continued)

	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	ISC £ million	Eliminate inter- segment sales £ million	Total operating segments £ million	Corporate and other £ million	Total £ million
2019
Sales	5,074	5,132	2,235	1,444	5,356	1,739	(1,739)	19,241	53	19,294

Net sales
At budgeted exchange rates(i)	4,034	2,951	1,529	1,095	2,656	1,843	(1,738)	12,370	54	12,424
Acquisitions and disposals	88	1	1	1	1	—	—	92	—	92
ISC allocation	11	63	5	15	11	(105)	—	—	—	—
Retranslation to actual exchange rates	327	(76)	62	19	20	1	(1)	352	(1)	351

Net sales	4,460	2,939	1,597	1,130	2,688	1,739	(1,739)	12,814	53	12,867

Operating profit/(loss)
At budgeted exchange rates(i)	1,755	972	257	312	671	139	—	4,106	(186)	3,920
Acquisitions and disposals	29	(1)	—	—	—	—	—	28	—	28
ISC allocation	13	72	6	32	16	(139)	—	—	—	—
Retranslation to actual exchange rates	151	(29)	12	21	16	—	—	171	(3)	168

Operating profit/(loss) before exceptional items	1,948	1,014	275	365	703	—	—	4,305	(189)	4,116
Exceptional items	—	(18)	—	—	(35)	—	—	(53)	(21)	(74)

Operating profit/(loss)	1,948	996	275	365	668	—	—	4,252	(210)	4,042

Non-operating items										144
Net finance charges										(263)
Share of after tax results of associates and joint ventures
Moët Hennessy										310
Other										2

Profit before taxation										4,235

Financial statements (continued)

	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	ISC £ million	Eliminate inter- segment sales £ million	Total operating segments £ million	Corporate and other £ million	Total £ million
2018
Sales	4,671	5,232	2,083	1,352	5,042	1,457	(1,457)	18,380	52	18,432

Net sales
At budgeted exchange rates(i)	4,138	2,821	1,467	1,064	2,555	1,512	(1,425)	12,132	48	12,180
Acquisitions and disposals	50	—	—	—	—	—	—	50	—	50
ISC allocation	11	53	4	11	8	(87)	—	—	—	—
Retranslation to actual exchange rates	(83)	58	20	(6)	(60)	32	(32)	(71)	4	(67)

Net sales	4,116	2,932	1,491	1,069	2,503	1,457	(1,457)	12,111	52	12,163

Operating profit/(loss)
At budgeted exchange rates(i)	1,925	941	180	298	588	112	—	4,044	(160)	3,884
Acquisitions and disposals	4	—	—	—	—	—	—	4	—	4
ISC allocation	14	67	5	14	12	(112)	—	—	—	—
Retranslation to actual exchange rates	(61)	20	6	(4)	(32)	—	—	(71)	2	(69)

Operating profit/(loss) before exceptional items	1,882	1,028	191	308	568	—	—	3,977	(158)	3,819
Exceptional items	—	—	(128)	—	—	—	—	(128)	—	(128)

Operating profit/(loss)	1,882	1,028	63	308	568	—	—	3,849	(158)	3,691

Non-operating items										—
Net finance charges										(260)
Share of after tax results of associates and joint ventures
Moët Hennessy										305
Other										4

Profit before taxation										3,740

(i)	These items represent the IFRS 8 performance measures for the geographical and ISC segments.
(1)

The net sales figures for ISC reported to the Executive Committee primarily comprise inter-segment sales and these are eliminated in a separate column in the above segmental analysis. Apart from sales by the ISC segment to the other operating segments, inter-segmental sales are not material.

(2)	The group’s net finance charges are managed centrally and are not attributable to individual operating segments.
(3)	Approximately 45% of annual net sales occurred in the last four months of the calendar year 2019.

(b) Other segmental information

	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	ISC £ million	Corporate and other £ million	Total £ million
2020
Capital expenditure	145	24	128	48	59	191	105	700
Depreciation and intangible asset amortisation	(68)	(37)	(103)	(21)	(59)	(119)	(73)	(480)
Underlying impairment	—	(7)	—	(7)	—	—	—	(14)
Exceptional impairment of tangible assets	—	—	(139)	—	(1)	—	—	(140)
Exceptional impairment of intangible assets	—	—	—	—	(1,205)	—	—	(1,205)
2019
Capital expenditure	150	32	160	48	40	197	44	671
Depreciation and intangible asset amortisation	(51)	(18)	(81)	(13)	(42)	(110)	(59)	(374)
2018
Capital expenditure	132	22	163	44	44	131	48	584
Depreciation and intangible asset amortisation	(44)	(20)	(77)	(7)	(42)	(110)	(68)	(368)
Exceptional impairment of tangible assets	—	—	(35)	—	—	—	—	(35)
Exceptional impairment of intangible assets	—	—	(90)	—	—	—	—	(90)

Financial statements (continued)

(c) Category and geographical analysis

	Category analysis					Geographic analysis
	Spirits £ million	Beer £ million	Ready to drink £ million	Other £ million	Total £ million	Great Britain £ million	United States £ million	Nether- lands £ million	India £ million	Rest of World £ million	Total £ million
2020
Sales(i)	14,158	2,342	966	231	17,697	1,684	4,839	62	2,783	8,329	17,697
Non-current assets(ii), (iii)						1,911	5,028	2,661	2,758	7,563	19,921
2019
Sales(i)	15,283	2,758	945	308	19,294	1,706	4,724	70	3,236	9,558	19,294
Non-current assets(ii), (iii)						1,637	4,662	2,525	3,829	7,668	20,321
2018
Sales(i)	14,605	2,647	854	326	18,432	1,630	4,310	63	3,086	9,343	18,432
Non-current assets(ii), (iii)						1,717	4,221	2,367	3,688	7,792	19,785

(i)	The geographical analysis of sales is based on the location of third party customers.
(ii)

The geographical analysis of non-current assets is based on the geographical location of the assets and comprises intangible assets, property, plant and equipment, biological assets, investments in associates and joint ventures, other investments and non-current other receivables.

(iii)	The management information provided to the chief operating decision maker does not include an analysis of assets and liabilities by category and therefore is not disclosed.

3. Operating costs

	2020 £ million	2019 £ million	2018 £ million
Excise duties	5,945	6,427	6,269
Cost of sales	4,654	4,866	4,634
Marketing	1,841	2,042	1,882
Other operating items	3,120	1,917	1,956

	15,560	15,252	14,741

Comprising:
Excise duties
Great Britain	930	898	853
United States	585	587	548
India	1,927	2,202	2,094
Other	2,503	2,740	2,774
Increase in inventories	(275)	(446)	(296)
Raw materials and consumables	2,842	3,007	3,052
Marketing	1,841	2,042	1,882
Other external charges	2,044	2,285	1,849
Staff costs	1,404	1,580	1,509
Depreciation, amortisation and impairment	1,839	374	493
Gains on disposal of properties	(2)	(5)	(9)
Net foreign exchange losses/(gains)	15	(7)	6
Other operating income	(93)	(5)	(14)

	15,560	15,252	14,741

(a) Other external charges

Other external charges include research and development expenditure in respect of new drinks products and package design of £34 million (2019 – £35 million; 2018 – £36 million) and maintenance and repairs of £105 million (2019 – £103 million; 2018 – £117 million).

Financial statements (continued)

(b) Auditor fees

Other external charges include the fees of the principal auditor of the group, PricewaterhouseCoopers LLP and its affiliates (PwC) and are analysed below.

	2020 £ million	2019 £ million	2018 £ million
Audit of these financial statements	5.3	3.8	3.3
Audit of financial statements of subsidiaries	3.6	3.4	3.3
Audit related assurance services(i)	2.4	1.6	1.6

Total audit fees (Audit fees)	11.3	8.8	8.2
Other services relevant to taxation (Tax fees)	—	—	0.1
Other assurance services (Audit related fees)(ii)	0.8	0.7	0.6
All other non-audit fees (All other fees)	—	0.2	1.0

	12.1	9.7	9.9

(i)	Audit related assurance services are in respect of reporting under section 404 of the US Sarbanes-Oxley Act and the review of the interim financial information.
(ii)

Other assurance services comprise the aggregate fees for assurance and related services that are in respect of the performance of the audit or review of the financial statements and are not reported under ‘total audit fees’.

(1)

Disclosure requirements for auditor fees in the United States are different from those required in the United Kingdom. The terminology by category required in the United States is disclosed in brackets in the above table. All figures are the same for the disclosures in the United Kingdom and the United States apart from £0.4 million (2019 – £0.4 million; 2018 – £0.4 million) of the cost in respect of the review of the interim financial information which would be included in audit related fees in the United States rather than audit fees.

Audit services provided by firms other than PwC for the year ended 30 June 2020 were £0.1 million (2019 – £0.1 million; 2018 – £0.1 million). PwC fees for audit services in respect of employee pension plans were £0.3 million for the year ended 30 June 2020 (2019 – £0.3 million; 2018 – £0.3 million).

(c) Staff costs and average number of employees

	2020 £ million	2019 £ million	2018 £ million
Aggregate remuneration
Wages and salaries	1,251	1,344	1,272
Share-based incentive plans	3	50	40
Employer’s social security	79	96	95
Employer’s pension
Defined benefit plans	37	61	73
Defined contribution plans	24	19	18
Other post employment plans	10	10	11

	1,404	1,580	1,509

Financial statements (continued)

The average number of employees on a full time equivalent basis (excluding employees of associates and joint ventures) was as follows:

	2020	2019	2018
North America	2,466	2,410	2,406
Europe and Turkey	3,350	3,609	3,747
Africa	4,003	4,338	4,625
Latin America and Caribbean	1,549	1,610	2,536
Asia Pacific	6,559	7,038	8,008
ISC	4,908	4,919	4,227
Corporate and other	4,940	4,496	4,368

	27,775	28,420	29,917

At 30 June 2020 the group had, on a full time equivalent basis, 27,788 (2019 – 28,150; 2018 – 29,362) employees. The average number of employees of the group, including part time employees, for the year was 28,490 (2019 – 29,402; 2018 – 30,761).

(d) Exceptional operating items

Included in other operating items are the following:

	2020 £ million	2019 £ million	2018 £ million
Staff costs
Guaranteed minimum pension equalisation charge	—	21	—
Other external charges	95	53	—
Other operating income	(83)	—	—
Increase in inventories	—	—	3
Depreciation, amortisation and impairment
Brand, goodwill, tangible and other assets impairment	1,345	—	125

Total exceptional operating items (note 4)	1,357	74	128

4. Exceptional items

Accounting policies

Critical accounting judgements Exceptional items are those that in management’s judgement need to be disclosed separately. Such items are included within the income statement caption to which they relate. It is believed that separate disclosure of exceptional items and the classification between operating and non-operating further helps investors to understand the performance of the group.

Operating items Exceptional operating items are those that are considered to be material and unusual or non-recurring in nature and are part of the operating activities of the group such as impairment of intangible assets and fixed assets, indirect tax settlements, property disposals and changes in post employment plans.

Non-operating items Gains and losses on the sale of businesses, brands or distribution rights, step up gains and losses that arise when an investment becomes an associate or an associate becomes a subsidiary and other material, unusual non-recurring items, that are not in respect of the production, marketing and distribution of premium drinks, are disclosed as non-operating exceptional items below operating profit in the consolidated income statement.

Taxation items Exceptional current and deferred tax items comprising material unusual non-recurring items that impact taxation. Examples include direct tax provisions and settlements in respect of prior years and the remeasurement of deferred tax assets and liabilities following tax rate changes.

Financial statements (continued)

	2020 £ million	2019 £ million	2018 £ million
Exceptional operating items
Brand, goodwill, tangible and other assets impairment (a)	(1,345)	—	(128)
Donations (b (i))	(89)	—	—
Obsolete inventories (b (ii))	(30)	—	—
Substitution drawback (b (iii))	83	—	—
Indirect tax in Korea (c)	24	(35)	—
Guaranteed minimum pension equalisation (d)	—	(21)	—
French tax audit penalty (note 7 (b) (ii))	—	(18)	—

	(1,357)	(74)	(128)

Non-operating items
Step acquisitions (e)	8	—	—
Sale of businesses and brands
United National Breweries (f)	(32)	(9)	—
Loss on disposal of associate (g)	(1)	—	—
Portfolio of 19 brands (h)	2	155	—
USL wine business (i)	—	(2)	—

	(23)	144	—

French tax audit interest (note 7 (b) (ii))	—	(9)	—

Exceptional items before taxation	(1,380)	61	(128)
Items included in taxation (note 7 (b))	154	(39)	203

Total exceptional items	(1,226)	22	75

Attributable to:
Equity shareholders of the parent company	(1,157)	(4)	75
Non-controlling interests	(69)	26	—

Total exceptional items	(1,226)	22	75

(a) Value in use calculation and fair value less costs of disposal methodologies were both considered to assess the recoverable amount of the India cash-generating unit. Having considered the volatility in local share prices, the premiums that businesses controlled by large multinationals trade at and other factors, we assessed a range of fair value less costs of disposal with particular focus on the value a third party may pay for a controlling stake in the current environment. The value in use calculation was above our view of fair value less costs of disposal and was therefore used to determine the recoverable amount of this cash-generating unit. Based on this, in the year ended 30 June 2020, an impairment charge of £655 million in respect of the India cash-generating unit containing the India goodwill was recognised in other operating items. Impairment charges of £78 million in respect of the Old Tavern brand, £38 million in respect of the Bagpiper brand and £1 million in respect of fixed assets in India were also recognised in other operating items. Forecast cash flow assumptions were reduced principally due to the general economic downturn further aggravated by the Covid-19 pandemic, including pandemic related recent regulatory changes, negatively impacting both demand and margins.

An impairment charge of £434 million in respect of the Windsor Premier brand was recognised in other operating items. The forecast cash flow assumptions were reduced principally due to the recent regulatory changes limiting trade spend for wholesalers and venues and the Covid-19 pandemic negatively impacting the challenging whisky category in Korea.

For further information see note 9 (d).

Having considered both value in use and fair value less cost of disposal, an impairment of £84 million in respect of the group’s Nigerian tangible fixed assets was recognised in other operating items. The profit generating ability of the assets were reduced principally due to the deteriorated economic outlook as a result of the combination of the oil price crisis in Nigeria and the Covid-19 pandemic.

Financial statements (continued)

An impairment of £55 million in respect of the group’s Ethiopian tangible fixed assets was recognised in other operating items. The forecast cash flow assumptions were reduced principally due to the impact of the recent excise duty increase and the Covid-19 pandemic.

For further information see note 10.

In the year ended 30 June 2018, an impairment charge of £128 million in respect of the Meta brand, Ethiopian tangible fixed assets, associated spare parts reported in inventory and goodwill allocated to the Africa Regional Markets cash-generating unit has been recognised in other operating items.

(b) In line with the group’s accounting policy, given the unusual nature and magnitude of the below items, these are reported as exceptional operating items:

(i) Diageo has launched the “Raising the Bar” programme to support pubs and bars to welcome customers back and recover following the Covid-19 pandemic. The programme includes a commitment of $100 million (£81 million) over a period of up to two years from 1 July 2020, to support qualifying outlets across a limited number of iconic global cities and some regional cities in certain key markets.

Diageo has also provided other forms of support to help the communities and the industry during the Covid-19 pandemic. Supporting packages for bartenders and bar owners and donations of grain neutral spirit to produce hand sanitisers amounted to £8 million in the year ended 30 June 2020.

(ii) In the year ended 30 June 2020, an exceptional charge of £30 million was recognised in respect of obsolete inventories that have been or will be destroyed as a direct consequence of the Covid-19 pandemic. The amount comprises of a £23 million inventory provision and £7 million directly attributable to handling and destruction costs.

(iii) In the year ended 30 June 2020, an estimated benefit of $105 million (£83 million) for substitution drawback claims (net of legal and broker fees of $2 million (£2 million)) previously filed and to be filed with the US Government in relation to prior years was recognised in other operating items. Following a recent court decision and a related legal assessment, the collection of the excise duty benefit has become virtually certain.

(c) In the year ended 30 June 2019, the group has recognised a provision of £35 million for indirect tax in respect of certain channel accounts and regulatory change in Korea in respect of prior years.

An assessment was issued by the Korea Tax Authority in the year ended 30 June 2020 that has resulted in the reversal of the prior year’s provision in the amount of £24 million.

(d) On 26 October 2018, the High Court of Justice of England and Wales issued a judgement in a claim between Lloyds Banking Group Pension Trustees Limited (the claimant) and Lloyds Bank plc (defendant) that UK pension schemes should equalise pension benefits for men and women for the calculation of their guaranteed minimum pension liability. The judgement concluded that the claimant has a duty to amend their pension schemes to equalise benefits and provided comments on the method to be adopted to equalise the benefits. This court ruling impacts the majority of companies with a UK defined benefit pension plan that was in existence prior to 1997. For the Diageo Pension Scheme (DPS) an estimate was made of the impact of equalisation which increased the liabilities of the DPS by £21 million, with a corresponding charge to exceptional operating items.

(e) In the year ended 30 June 2020, Diageo completed the acquisition of Seedlip and Anna Seed 83 and acquired controlling interests in certain Distill Ventures entities. As a result of these entities becoming subsidiaries of the group a gain of £8 million arose, being the difference between the book value of the associates prior to the transaction and their fair value. For further information see note 8 (a).

Financial statements (continued)

(f) The disposal of United National Breweries was completed in the year ended 30 June 2020, which has resulted in an aggregate exceptional loss of £32 million, including a £4 million cumulative exchange loss in respect of prior years, recycled from other comprehensive income, and an impairment charge recognised in the period. In the year ended 30 June 2019 the group recognised an exceptional loss of £9 million in respect of the disposal of United National Breweries.

(g) In the year ended 30 June 2020, the disposal of an associate, Equal Parts, LLC resulted in an exceptional loss of £1 million.

(h) In the year ended 30 June 2020, the group has reversed $3 million (£2 million) from provisions in relation to the sale of a portfolio of 19 brands to Sazerac on 20 December 2018. The aggregate consideration for the disposal was $550 million (£435 million) resulting in a profit before taxation of $198 million (£155 million) in the year ended 30 June 2019.

See note 8 (b) for further information.

(i) In the year ended 30 June 2019, the disposal of the Indian wine business has resulted in an exceptional loss of £2 million.

Cash payments and receipts included in net cash inflow from operating activities in respect of exceptional items were as follows:

	2020 £ million	2019 £ million	2018 £ million
French tax audit	(88)	—	—
Thalidomide	(17)	(15)	(13)
Donation	(7)	—	—
Substitution drawback	26	—	—
UK transfer pricing settlement	—	—	(143)
Competition authority investigation in Turkey	—	—	(4)

Total cash payments	(86)	(15)	(160)

5. Finance income and charges

Accounting policies

Net interest includes interest income and charges in respect of financial instruments and the results of hedging transactions used to manage interest rate risk.

Finance charges directly attributable to the acquisition, construction or production of a qualifying asset, being an asset that necessarily takes a substantial period of time to get ready for its intended use or sale, are added to the cost of that asset. Borrowing costs which are not capitalised are recognised in the income statement based on the effective interest method. All other finance charges are recognised primarily in the income statement in the year in which they are incurred.

Net other finance charges include items in respect of post employment plans, the discount unwind of long-term obligations and hyperinflation charges. The results of operations in hyperinflationary economies are adjusted to reflect the changes in the purchasing power of the local currency of the entity before being translated to sterling.

Financial statements (continued)

The impact of derivatives, excluding cash flow hedges that are in respect of commodity risk management or those that are used to hedge the currency risk of highly probable future currency cash flows, is included in interest income or interest charge.

	2020	2019	2018
	£ million	£ million	£ million
Interest income	192	232	155
Fair value gain on financial instruments	123	155	61

Total interest income(i)	315	387	216

Interest charge on bank loans, bonds and overdrafts(ii)	(390)	(349)	(322)
Interest charge on leases classified as finance leases under the previous standard	(6)	(7)	(9)
Interest charge on leases (IFRS 16 adoption impact)(iii)	(9)	—	—
Interest charge on all other borrowings(ii)	(120)	(122)	(64)
Fair value loss on financial instruments	(123)	(157)	(62)

Total interest charges(i)	(648)	(635)	(457)

Net interest charges	(333)	(248)	(241)

Net finance income in respect of post employment plans in surplus (note 13)	26	29	9
Hyperinflation adjustment in respect of Venezuela (note 1)	6	10	18
Interest income in respect of direct and indirect tax	16	16	—
Other finance income	3	—	—

Total other finance income	51	55	27

Net finance charge in respect of post employment plans in deficit (note 13)	(17)	(22)	(20)
Unwinding of discounts	(24)	(17)	(14)
Interest charge in respect of direct and indirect tax	(22)	(11)	(10)
Change in financial liability (Level 3)	(6)	(8)	—
Other finance charges (exceptional)(iv)	—	(9)	—
Guarantee fees	(1)	—	—
Other finance charges	(1)	(3)	(2)

Total other finance charges	(71)	(70)	(46)

Net other finance charges	(20)	(15)	(19)

(i)

Includes £46 million interest income and £(471) million interest charge in respect of financial assets and liabilities that are not measured at fair value through the income statement (2019 - £86 million income and £(439) million charge; 2018 - £73 million income and £(394) million charge).

(ii)

The presentation of the years ended 30 June 2019 and 30 June 2018 have been changed due to a reclassification to include £302 million (2018 - £269 million) of interest in respect of bonds formerly included previously in ‘interest charge on all other borrowings’.

(iii)

Interest expense of £9 million for the year ended 30 June 2020 in respect of leases that in prior years were classified as operating leases under the previous accounting standard (and were charged to other external charges) and following the adoption of IFRS 16 have now been capitalised.

(iv)	In respect of the French tax audit settlement (see note 7(b)(ii)).

Financial statements (continued)

6. Investments in associates and joint ventures

Accounting policies

An associate is an undertaking in which the group has a long-term equity interest and over which it has the power to exercise significant influence. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The group’s interest in the net assets of associates and joint ventures is reported in investments in the consolidated balance sheet and its interest in their results (net of tax) is included in the consolidated income statement below the group’s operating profit. Associates and joint ventures are initially recorded at cost including transaction costs. Investments in associates and joint ventures are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The impairment review compares the net carrying value with the recoverable amount, where the recoverable amount is the higher of the value in use calculated as the present value of the group’s share of the associate’s future cash flows and its fair value less costs to sell.

Diageo’s principal associate is Moët Hennessy of which Diageo owns 34%. Moët Hennessy is the spirits and wine subsidiary of LVMH Moët Hennessy – Louis Vuitton SA (LVMH). LVMH is based in France and is listed on the Paris Stock Exchange. Moët Hennessy is also based in France and is a producer and exporter of champagne and cognac brands.

A number of joint distribution arrangements have been established with LVMH in Asia Pacific and France, principally covering distribution of Diageo’s Scotch whisky and gin premium brands and Moët Hennessy’s champagne and cognac premium brands. Diageo and LVMH have each undertaken not to engage in any champagne or cognac activities competing with those of Moët Hennessy. The arrangements also contain certain provisions for the protection of Diageo as a non-controlling shareholder in Moët Hennessy.

(a) An analysis of the movement in the group’s investments in associates and joint ventures is as follows:

	Moët Hennessy £ million	Others £ million	Total £ million
Cost less provisions
At 30 June 2018	2,875	134	3,009
Exchange differences	16	3	19
Additions	—	32	32
Share of profit after tax	310	2	312
Disposals	—	(3)	(3)
Dividends	(160)	(8)	(168)
Share of movements in other comprehensive income and equity	(1)	—	(1)
Step acquisitions	—	(7)	(7)
Other(i)	—	(20)	(20)

At 30 June 2019	3,040	133	3,173
Exchange differences	78	4	82
Additions	—	47	47
Share of profit after tax	285	(3)	282
Disposals	—	(1)	(1)
Dividends	—	(4)	(4)
Share of movements in other comprehensive income and equity	(8)	—	(8)
Step acquisitions	—	(11)	(11)
Transfer	—	(2)	(2)
Other	—	(1)	(1)

At 30 June 2020	3,395	162	3,557

(i)

Other movements in the year ended 30 June 2019 comprise £20 million of advances promised to associates at 30 June 2019, on achieving certain performance targets which are now only recognised when those targets are achieved. There was a corresponding decrease of £20 million in other payables.

(1)	Investment in associates balance includes loans given to and preference shares invested in associates of £82 million (2019 – £55 million).
(2)	If certain performance targets are met by associates in the Distill Ventures programmes, an additional £22 million (2019- £31 million) will be invested in those associates.

Financial statements (continued)

(b) Income statement information for the three years ended 30 June 2020 and balance sheet information as at 30 June 2020 and 30 June 2019 of Moët Hennessy is as follows:

	2020 £ million	2019 £ million	2018 £ million
Sales	4,425	4,713	4,445
Profit for the year	838	911	897
Total comprehensive income	765	865	799

Moët Hennessy prepares its financial statements under IFRS as endorsed by the EU in euros to 31 December each year. The results are adjusted for alignment to Diageo accounting policies and are a major part of the Wines & Spirits division of LVMH. The results are translated at £1 = €1.14 (2019 – £1 = €1.13; 2018 – £1 = €1.13).

	2020 £ million	2019 £ million
Non-current assets	5,310	4,413
Current assets	8,352	7,564

Total assets	13,662	11,977

Non-current liabilities	(1,480)	(1,008)
Current liabilities	(2,197)	(2,029)

Total liabilities	(3,677)	(3,037)

Net assets	9,985	8,940

(1)	Including acquisition fair value adjustments principally in respect of Moët Hennessy’s brands and translated at £1 = €1.09 (2019 – £1 = €1.12).

(c) Information on transactions between the group and its associates and joint ventures is disclosed in note 20.

(d) Investments in associates and joint ventures comprise the cost of shares less goodwill written off on acquisitions prior to 1 July 1998 of £1,312 million (2019 – £1,249 million), plus the group’s share of post acquisition reserves of £2,245 million (2019 – £1,924 million).

(e) The associates and joint ventures have not reported any material contingent liabilities in their latest financial statements.

7. Taxation

Accounting policies

Current tax is based on taxable profit for the year. Taxable profit is different from accounting profit due to temporary differences between accounting and tax treatments, and due to items that are never taxable or tax deductible. Tax benefits are not recognised unless it is probable that the tax positions are sustainable. Once considered to be probable, tax benefits are reviewed each year to assess whether a provision should be taken against full recognition of the benefit on the basis of potential settlement through negotiation and/or litigation. Tax provisions are included in current liabilities. Penalties and interest on tax liabilities are included in operating profit and finance charges, respectively.

Financial statements (continued)

Full provision for deferred tax is made for temporary differences between the carrying value of assets and liabilities for financial reporting purposes and their value for tax purposes. The amount of deferred tax reflects the expected recoverable amount and is based on the expected manner of recovery or settlement of the carrying amount of assets and liabilities, using the basis of taxation enacted or substantively enacted by the balance sheet date. Deferred tax assets are not recognised where it is more likely than not that the assets will not be realised in the future. No deferred tax liability is provided in respect of any future remittance of earnings of foreign subsidiaries where the group is able to control the remittance of earnings and it is probable that such earnings will not be remitted in the foreseeable future, or where no liability would arise on the remittance.

Critical accounting estimates and judgements

The group is required to estimate the corporate tax in each of the many jurisdictions in which it operates. Management is required to estimate the amount that should be recognised as a tax liability or tax asset in many countries which are subject to tax audits which by their nature are often complex and can take several years to resolve; current tax balances are based on such estimations. Tax provisions are based on management’s judgement and interpretation of country specific tax law and the likelihood of settlement. However, the actual tax liabilities could differ from the provision and in such event the group would be required to make an adjustment in a subsequent period which could have a material impact on the group’s profit for the year.

The evaluation of deferred tax asset recoverability requires estimates to be made regarding the availability of future taxable income. For brands with an indefinite life, management’s primary intention is to recover the book value through a potential sale in the future, and therefore the deferred tax on the brand value is generally recognised using the appropriate country capital gains tax rate. To the extent brands with an indefinite life have been impaired, management considers this to be an indication of recovery through use and in such a case deferred tax on the brand value is recognised using the appropriate country corporate income tax rate.

(a) Analysis of taxation charge for the year

	United Kingdom			Rest of world			Total
	2020 £ million	2019 £ million	2018 £ million	2020 £ million	2019 £ million	2018 £ million	2020 £ million	2019 £ million	2018 £ million
Current tax
Current year	108	150	131	589	713	503	697	863	634
Adjustments in respect of prior years	6	(3)	71	(25)	52	(2)	(19)	49	69

	114	147	202	564	765	501	678	912	703

Deferred tax
Origination and reversal of temporary differences	24	29	40	(143)	(19)	127	(119)	10	167
Changes in tax rates	6	(2)	(11)	39	(52)	(360)	45	(54)	(371)
Adjustments in respect of prior years	—	5	95	(15)	25	2	(15)	30	97

	30	32	124	(119)	(46)	(231)	(89)	(14)	(107)

Taxation on profit	144	179	326	445	719	270	589	898	596

Financial statements (continued)

(b) Exceptional tax (credits)/charges

The taxation charge includes the following exceptional items:

	2020 £ million	2019 £ million	2018 £ million
Brand and tangible asset impairment(i)	(165)	—	(13)
Substitution drawback	20	—	—
Obsolete inventories	(7)	—	—
Other items	(2)	—	—
French tax audit settlement(ii)	—	61	—
Tax rate change in the Netherlands(iii)	—	(51)	—
Sale of businesses and brands	—	33	—
Guaranteed minimum pension equalisation	—	(4)	—
US tax reform(iv)	—	—	(354)
UK transfer pricing settlement(v)	—	—	143
UK industrial building allowance	—	—	21

	(154)	39	(203)

(i)

Exceptional tax credit of £165 million consists of the impairment of the Windsor and USL brands of £105 million and £25 million, respectively, exceptional tax credits in respect of fixed assets impairments in Nigeria and Ethiopia of £25 million and £10 million, respectively.

(ii)

As disclosed in the 2019 Annual Report, in July 2019 Diageo reached a resolution with the French tax authorities on the treatment of interest costs for all open periods which resulted in a total exceptional charge of €100 million (£88 million), comprising a tax charge of €69 million (£61 million), penalties of €21 million (£18 million) and interest of €10 million (£9 million). This brought to a close all open issues with the French tax authorities for periods up to and including 30 June 2017.

(iii)

During the year ended 30 June 2019 the Dutch Senate agreed to a phased reduction in the Dutch corporate tax rate which is effective from 1 January 2020. An exceptional tax credit of £51 million principally arose from remeasuring the deferred tax liabilities in respect of the Ketel One vodka distribution rights from a then anticipated tax rate of 25% to 20.5%. The Dutch Senate subsequently agreed in a tax rate of 21.7% on 19 December 2019. The remeasurement of deferred tax liabilities in the year ended 30 June 2020 was recognised as a current tax charge.

(iv)

The exceptional tax credit of £354 million ($478 million) resulted from applying the Tax Cuts and Jobs Act (TCJA), enacted on 22 December 2017, in the United States. The credit principally arose on remeasuring the deferred tax liabilities in respect of intangibles and other assets for the change in the US Federal tax rate from 35% to 21%, resulting in an exceptional tax credit of £363 million ($490 million), which is partially offset by £9 million ($12 million) exceptional tax charge in respect of repatriation of untaxed foreign earnings. In addition, there was a one-off charge of £11 million ($15 million) to other comprehensive income and equity, in respect of the remeasurement of the deferred tax assets on post employment liabilities and share-based incentive plans as a result of applying the provisions of the TCJA.

(v)

During 2017 Diageo was in discussions with HMRC to seek clarity on Diageo’s transfer pricing and related issues, and in the first half of the year ending 30 June 2018 a preliminary assessment for diverted profits tax notice was issued. Final charging notices were issued in August 2017 and Diageo paid £107 million in respect of the two years ended 30 June 2016. Diageo agreed in June 2018 with HMRC that diverted profits tax does not apply and at the same time has reached resolution on the transfer pricing issues being discussed. The agreement in respect of transfer pricing covers the period from 1 July 2014 to 30 June 2017 and has resulted in an additional UK tax charge of £143 million. In the year ended 30 June 2018 an additional tax charge of £47 million was recognised in current tax which is based on the approach agreed with HMRC.

(1)

Diageo has launched the “Raising the Bar” programme to support pubs and bars to welcome customers back and recover following the Covid-19 pandemic including a commitment of £100 million (£81 million) over a period of up to two years from July 1, 2020. Due to current uncertainty on the precise nature of the spend, it cannot be determined whether the amounts will be deductible for tax purposes in future periods. As a result, no deferred tax asset has been recognized in respect of the provision at the year ended June 30, 2020.

Financial statements (continued)

(c) Taxation rate reconciliation and factors that may affect future tax charges

	2020 £ million	2019 £ million	2018 £ million
Profit before taxation	2,043	4,235	3,740

Notional charge at UK corporation tax rate of 19% (2019 – 19%; 2018 – 19%)	388	805	711
Elimination of notional tax on share of after tax results of associates and joint ventures	(54)	(59)	(58)
Differences in overseas tax rates	53	106	134
Effect of intra-group financing	(13)	(34)	(61)
Non taxable gain on disposals of businesses	—	(3)	—
Step-up gain	(2)	—	—
Other tax rate and tax base differences	(84)	(132)	(109)
Other items not chargeable	(62)	(54)	(79)
Impairment	135	—	16
Non deductible losses on disposal of businesses	6	—	—
Other non deductible exceptional items	—	12	9
Other items not deductible(i)	211	231	238
Changes in tax rates(ii)	45	(54)	(371)
Fair value adjustment in respect of assets held for sale	—	1	—
Adjustments in respect of prior years(iii)	(34)	79	166

Taxation on profit	589	898	596

(i)	Other items not deductible include controlled foreign companies charge, irrecoverable withholding tax and additional state and local taxes.
(ii)

Changes in tax rates for the year ended 30 June 2020 mainly due to the Netherlands, UK, India and Kenya. Changes in tax rates for the year ended 30 June 2019 principally arose from the tax rate change in the Netherlands. Changes in tax rates for the year ended 30 June 2018 was mainly due to the application of the TCJA.

(iii)

Adjustment in respect of prior years for the year ended 30 June 2019 includes £61 million exceptional tax charge in respect of the French tax audit settlement. The £166 million prior year adjustment for the year ended 30 June 2018 is principally in respect of the exceptional tax charge in respect of the UK transfer pricing agreement.

The table above reconciles the notional taxation charge calculated at the UK tax rate, to the actual total tax charge. As a group operating in multiple countries, the actual tax rates applicable to profits in those countries are different from the UK tax rate. The impact is shown in the table above as differences in overseas tax rates. The group’s worldwide business leads to the consideration of a number of important factors which may affect future tax charges, such as: the levels and mix of profitability in different jurisdictions, transfer pricing regulations, tax rates imposed and tax regime reforms, acquisitions, disposals, restructuring activities, and settlements or agreements with tax authorities.

Significant ongoing changes in the international tax environment and an increase in global tax audit activity means that tax uncertainties and associated risks have been gradually increasing. In the medium term, these risks could result in an increase in tax liabilities or adjustments to the carrying value of deferred tax assets and liabilities. See note 18 (h).

The group has a number of ongoing tax audits worldwide for which provisions are recognised based on best estimates and management’s judgements concerning the ultimate outcome of the audit. As at 30 June 2020 the ongoing audits that are provided for individually are not expected to result in a material tax liability. The current tax asset of £190 million (2019 – £83 million) and tax liability of £246 million (2019 – £378 million) includes £189 million (2019 – £251 million) of provisions for tax uncertainties.

Financial statements (continued)

(d) Deferred tax assets and liabilities

The amounts of deferred tax accounted for in the consolidated balance sheet comprise the following net deferred tax assets/(liabilities):

	Property, plant and equipment £ million	Intangible assets £ million	Post employment plans £ million	Tax losses £ million	Other temporary differences(i) £ million	Total £ million
At 30 June 2018	(292)	(1,812)	(27)	32	234	(1,865)
Exchange differences	(7)	(47)	2	1	4	(47)
Recognised in income statement – continuing operations	(51)	14	(17)	(14)	28	(40)
Reclassification	(2)	(3)	12	3	(10)	—
Recognised in other comprehensive income and equity	—	—	(8)	5	(1)	(4)
Tax rate change – recognised in income statement	1	51	(1)	2	1	54
Tax rate change – recognised in other comprehensive income and equity	—	—	1	(5)	8	4
Acquisition of subsidiaries	—	(5)	—	—	—	(5)
Transfer to assets held for sale	2	7	—	—	—	9

At 30 June 2019	(349)	(1,795)	(38)	24	264	(1,894)
Exchange differences	—	12	1	(1)	(7)	5
Recognised in income statement – continuing operations	(10)	115	(5)	7	27	134
Reclassification	8	6	—	(3)	(11)	—
Recognised in other comprehensive income and equity	—	(3)	(16)	34	(33)	(18)
Tax rate change – recognised in income statement	11	(52)	2	—	(6)	(45)
Tax rate change – recognised in other comprehensive income and equity	—	—	(16)	—	—	(16)
Acquisition of subsidiaries	—	(19)	—	—	—	(19)

At 30 June 2020	(340)	(1,736)	(72)	61	234	(1,853)

(i)

Deferred tax on other temporary differences includes fair value movement on cross-currency swaps, interest and finance costs, restructuring provisions, share-based payments and intra group sales of products.

After offsetting deferred tax assets and liabilities where appropriate within territories, the net deferred tax liability comprises:

	2020 £ million	2019 £ million
Deferred tax assets	119	138
Deferred tax liabilities	(1,972)	(2,032)

	(1,853)	(1,894)

The deferred tax assets of £119 million includes £66 million (2019 – £60 million) arising in jurisdictions with prior year taxable losses. The majority of the asset is in respect of Ireland, where the amounts arose from timing differences on pension funding payments. It is considered more likely than not that there will be sufficient future taxable profits to realise these deferred tax assets, the majority of which can be carried forward indefinitely.

Financial statements (continued)

(e) Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following tax losses:

	2020 £ million	2019 £ million
Capital losses - indefinite	76	62
Trading losses - indefinite	30	70
Trading losses - expiry dates up to 2029	70	53

	176	185

(f) Unrecognised deferred tax liabilities

UK legislation largely exempts overseas dividends remitted from UK tax. A tax liability is more likely to arise in respect of withholding taxes levied by the overseas jurisdiction. Deferred tax is provided where there is an intention to distribute earnings, and a tax liability arises. It is impractical to estimate the amount of unrecognised deferred tax liabilities in respect of these unremitted earnings.

The aggregate amount of temporary differences in respect of investments in subsidiaries, branches, interests in associates and joint ventures for which deferred tax liabilities have not been recognised is approximately £14.7 billion (2019 – £13 billion). Comparatives were restated to include reclassifications between share premium, retained earnings and investments within the US group.

Operating assets and liabilities

Introduction

This section describes the assets used to generate the group’s performance and the liabilities incurred. Liabilities relating to the group’s financing activities are included in section ‘Risk management and capital structure’ and balance sheet information in respect of associates, joint ventures and taxation are covered in section ‘Results for the year’. This section also provides detailed disclosures on the group’s recent acquisitions and disposals, performance and financial position of its defined benefit post employment plans.

8. Acquisition and sale of businesses and purchase of non-controlling interests

Accounting policies

The consolidated financial statements include the results of the company and its subsidiaries together with the group’s attributable share of the results of associates and joint ventures. The results of subsidiaries acquired or sold are included in the income statement from, or up to, the date that control passes.

Business combinations are accounted for using the acquisition method. Identifiable assets, liabilities and contingent liabilities acquired are measured at fair value at acquisition date. The consideration payable is measured at fair value and includes the fair value of any contingent consideration. Among other factors, the group considers the nature of, and compensation for the selling shareholders’ continuing employment to determine if any contingent payments are for post-combination employee services, which are excluded from consideration.

On the acquisition of a business, or of an interest in an associate or joint venture, fair values, reflecting conditions at the date of acquisition, are attributed to the net assets including identifiable intangible assets and contingent liabilities acquired. Directly attributable acquisition costs in respect of subsidiary companies acquired are recognised in other external charges as incurred.

Financial statements (continued)

The non-controlling interests on the date of acquisition can be measured either at the fair value or at the non-controlling shareholder’s proportion of the net fair value of the identifiable assets assumed. This choice is made separately for each acquisition.

Where the group has issued a put option over shares held by a non-controlling interest, the group derecognises the non-controlling interests and instead recognises a contingent deferred consideration liability for the estimated amount likely to be paid to the non-controlling interest on the exercise of those options. Movements in the estimated liability in respect of put options are recognised in retained earnings.

Transactions with non-controlling interests are recorded directly in retained earnings.

For all entities in which the company, directly or indirectly, owns equity a judgement is made to determine whether the investor controls the investee and therefore should fully consolidate the investee. An assessment is carried out to determine whether the group has the exposure or rights to the variable returns of the investee and has the ability to affect those returns through its power over the investee. To establish control an analysis is carried out of the substantive and protective rights that the group and the other investors hold. This assessment is dependent on the activities and purpose of the investee and the rights of the other shareholders, such as which party controls the board, executive committee and material policies of the investee. Determining whether the rights that the group holds are substantive requires management judgement.

Where less than 50% of the equity of an investee is held, and the group holds significantly more voting rights than any other vote holder or organised group of vote holders this may be an indicator of de facto control. An assessment is needed to determine all the factors relevant to the relationship with the investee to ascertain whether control has been established and whether the investee should be consolidated as a subsidiary. Where voting power and returns from an investment are split equally between two entities then the arrangement is accounted for as a joint venture.

On an acquisition fair values are attributed to the assets and liabilities acquired. This may involve material judgement to determine these values.

Financial statements (continued)

(a) Acquisition of businesses

Fair value of net assets acquired and cash consideration paid in respect of the acquisition of businesses and the purchase of shares of non-controlling interests in the three years ended 30 June 2020 were as follows:

	Net assets acquired and consideration
	2020 £ million	2019 £ million	2018 £ million
Brands and other intangibles	102	25	478
Inventories	2	—	4
Other working capital	(3)	(2)	2
Deferred tax	(19)	(5)	—
Cash	2	—	6

Fair value of assets and liabilities	84	18	490
Goodwill arising on acquisition	8	10	249
Step acquisitions	(23)	(7)	—

Consideration payable	69	21	739

Satisfied by:
Cash consideration paid	(27)	(6)	(555)
Contingent consideration payable	(42)	(15)	(184)

	(69)	(21)	(739)

Cash consideration paid for subsidiaries	(27)	(6)	(6)
Cash consideration paid for Casamigos	(49)	(9)	(549)
Cash consideration paid in respect of other prior year acquisitions	(9)	(9)	(22)
Cash consideration paid for investments in associates	(6)	(15)	(12)
Capital injection in associates	(41)	(17)	(11)
Cash acquired	2	—	6

Net cash outflow on acquisition of businesses	(130)	(56)	(594)
Purchase of shares of non-controlling interests	(62)	(784)	—

Total net cash outflow	(192)	(840)	(594)

Acquisitions in the year

During the year ended 30 June 2020, Diageo completed a number of acquisitions, the largest of these were Seedlip Ltd and Anna Seed 83 Ltd, the brand owners of Seedlip and Aecorn distilled non-alcoholic spirits and aperitifs, both of which completed on 6 August 2019. The contingent consideration payable represents the present value of payments up to £60 million linked to certain performance targets and are expected to be paid over the next six years.

Financial statements (continued)

Prior year acquisitions

On 28 September 2018, Diageo acquired Copper Dog Whisky Limited. In addition, Diageo has made a number of smaller acquisitions of brands, distribution rights and equity interests in various drinks businesses and made contingent consideration payments in respect of prior year acquisitions.

On 15 August 2017, Diageo completed the purchase of 100% of the share capital of Casamigos Tequila, LLC (Casamigos), a super premium tequila based in the United States, for $1,000 million (£777 million) of which $300 million (£233 million) was contingent on Casamigos achieving certain performance targets.

On 14 March 2018, Diageo completed the acquisition of Belsazar GmbH, a premium aperitif from Germany’s Black Forest.

On 2 May 2018, Diageo acquired 100% of the intellectual property of Pierde Almas, an ultra premium mezcal.

Purchase of shares of non-controlling interests

On 29 July 2019, East African Breweries Limited completed the purchase of 4% of the share capital of Serengeti Breweries Limited for $3 million (£2 million). This increased Diageo’s effective economic interest from 39.2% to 40.2%.

In August 2019 and February 2020, in two separate purchases, Diageo acquired shares in United Spirits Limited (USL) for INR 5,495 million (£60 million) which increased Diageo’s percentage of shares owned in USL from 54.78% to 55.94% (excluding 2.38% owned by the USL Benefit Trust).

On 17 August 2018 and 9 April 2019, Diageo completed the purchase of 20.29% and 3.14% of the share capital of Sichuan Shuijingfang Company Limited (SJF) for an aggregate consideration of RMB 6,774 million (£775 million) and transaction costs of £9 million. This took Diageo’s shareholding in SJF from 39.71% to 63.14%. SJF was already controlled and therefore consolidated prior to these transactions.

Financial statements (continued)

(b) Sale of businesses

Cash consideration received and net assets disposed of in respect of sale of businesses in the two years ended 30 June 2020:

	UNB	Other	Total	2019
	£ million	£ million	£ million	£ million
Sale consideration
Cash received in year	10	1	11	438
Transaction and other directly attributable costs paid	—	—	—	(12)

Net cash received	10	1	11	426
Transaction costs payable	(1)	—	(1)	(4)

	9	1	10	422

Net assets disposed of
Brands	—	—	—	(230)
Goodwill	—	—	—	(12)
Property, plant and equipment	—	(1)	(1)	(6)
Investment in associates	—	(1)	(1)	(3)
Assets and liabilities held for sale	(30)	—	(30)	—
Inventories	—	—	—	(18)

	(30)	(2)	(32)	(269)

Impairment charge recognised up until the date of sale	(7)	—	(7)	—
Exchange recycled from other comprehensive income	(4)	—	(4)	—

(Loss)/gain on disposal before taxation	(32)	(1)	(33)	153
Taxation	—	—	—	(33)

(Loss)/gain on disposal after taxation	(32)	(1)	(33)	120

On 1 April 2020, Diageo completed the sale of United National Breweries (UNB), Diageo’s wholly owned sorghum beer business in South Africa. In the year ended 30 June 2020, up until the date of sale, UNB contributed net sales of £31 million (2019 - £43 million; 2018 - £49 million), operating profit of £nil (2019 - £1 million; 2018 - £6 million) and profit after taxation of £nil (2019 - £1 million; 2018 - £4 million).

In the year ended 30 June 2019, Diageo completed the sale of a portfolio of 19 brands to Sazerac for an aggregate consideration of $550 million (£435 million). Diageo continued to provide manufacturing services for all disposed brands until December 2019 with some extended up to June 2020 and for five brands will continue up to December 2028.

In the year ended 30 June 2018, there were no significant disposals completed by the group.

Financial statements (continued)

9. Intangible assets

Accounting policies

Acquired intangible assets are held on the consolidated balance sheet at cost less accumulated amortisation and impairment losses. Acquired brands and other intangible assets are initially recognised at fair value when they are controlled through contractual or other legal rights, or are separable from the rest of the business, and the fair value can be reliably measured. Where these assets are regarded as having indefinite useful economic lives, they are not amortised.

Goodwill represents the excess of the aggregate of the consideration transferred, the value of any non-controlling interests and the fair value of any previously held equity interest in the subsidiary acquired over the fair value of the identifiable net assets acquired. Goodwill arising on acquisitions prior to 1 July 1998 was eliminated against reserves, and this goodwill has not been reinstated. Goodwill arising subsequent to 1 July 1998 has been capitalised.

Amortisation and impairment of intangible assets is based on their useful economic lives and are amortised on a straight-line basis over those lives and reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. Goodwill and intangible assets that are regarded as having indefinite useful economic lives are not amortised and are reviewed for impairment at least annually or when there is an indication that the assets may be impaired. Impairment reviews compare the net carrying value with the recoverable amount (where recoverable amount is the higher of fair value less costs of disposal and value in use). Amortisation and any impairment write downs are charged to other operating expenses in the income statement.

Computer software is amortised on a straight-line basis to estimated residual value over its expected useful life. Residual values and useful lives are reviewed each year. Subject to these reviews, the estimated useful lives are up to eight years.

Critical accounting estimates and judgements

Assessment of the recoverable amount of an intangible asset and the useful economic life of an asset are based on management’s estimates.

Impairment reviews are carried out to ensure that intangible assets, including brands, are not carried at above their recoverable amounts. Value in use and fair value less costs of disposal were both considered for these reviews and any impairment charge was based on these. The tests are dependent on management’s estimates in respect of the forecasting of future cash flows, the discount rates applicable to the future cash flows and what expected growth rates are reasonable. Judgement is required in determining the cash-generating units. Such estimates and judgements are subject to change as a result of changing economic conditions and actual cash flows may differ from forecasts.

Additional estimates have been applied by management regarding the potential financial impact of the Covid-19 pandemic across markets. In this regard a combination of the following factors was considered in every impairment model:

•	the future development of the virus, including the duration, scale and geographic extent of the closures;

•	the expected scale and duration of the economic recovery;

•	the size of the on-trade channel in the market;

•	the life cycle phase of the brand and the maturity of the market.

Financial statements (continued)

	Brands £ million	Goodwill £ million	Other intangibles £ million	Computer software £ million	Total £ million
Cost
At 30 June 2018	8,946	2,788	1,482	604	13,820
Exchange differences	182	28	56	8	274
Additions	25	10	2	46	83
Disposals(i)	(230)	(12)	—	(5)	(247)
Transfers to assets held for sale(ii)	(28)	(19)	—	—	(47)

At 30 June 2019	8,895	2,795	1,540	653	13,883
Exchange differences	(74)	(139)	44	—	(169)
Additions	102	8	3	52	165
Disposals	—	—	—	(7)	(7)

At 30 June 2020	8,923	2,664	1,587	698	13,872

Amortisation and impairment
At 30 June 2018	616	110	75	447	1,248
Exchange differences	5	3	—	8	16
Amortisation for the year	—	—	3	60	63
Disposals	—	—	—	(1)	(1)

At 30 June 2019	621	113	78	514	1,326
Exchange differences	(17)	(16)	(1)	2	(32)
Amortisation for the year	—	—	1	62	63
Impairment	564	655	—	—	1,219
Disposals	—	—	—	(4)	(4)

At 30 June 2020	1,168	752	78	574	2,572

Carrying amount

At 30 June 2020	7,755	1,912	1,509	124	11,300

At 30 June 2019	8,274	2,682	1,462	139	12,557

At 30 June 2018	8,330	2,678	1,407	157	12,572

(i)	In the year ended 30 June 2019 Diageo completed the sale of a portfolio of 19 brands to Sazerac. See note 8(b) for further information.
(ii)	Transfers to assets held for sale in the year ended 30 June 2019 was in respect of United National Breweries (UNB).

Financial statements (continued)

(a) Brands

At 30 June 2020, the principal acquired brands, all of which are regarded as having indefinite useful economic lives, are as follows:

	Principal markets	2020 £ million	2019 £ million
Crown Royal whisky	United States	1,190	1,153
McDowell’s No.1 whisky, rum and brandy	India	1,050	1,112
Captain Morgan rum	Global	977	946
Smirnoff vodka	Global	670	648
Johnnie Walker whisky	Global	625	625
Casamigos tequila	United States	491	476
Shui Jing Fang Chinese white spirit	Greater China	260	259
Yenì Raki	Turkey	202	231
Signature whisky	India	197	209
Seagram’s 7 Crown whiskey	United States	181	176
Don Julio tequila	United States	179	209
Bell’s whisky	Europe	179	179
Black Dog whisky	India	167	177
Antiquity whisky	India	163	173
Zacapa rum	Global	156	151
Windsor Premier whisky	Korea	154	589
Gordon’s gin	Europe	119	119
Old Parr whisky	Global	110	106
Other brands		685	736

		7,755	8,274

The brands are protected by trademarks, which are renewable indefinitely, in all of the major markets where they are sold. There are not believed to be any legal, regulatory or contractual provisions that limit the useful lives of these brands. The nature of the premium drinks industry is that obsolescence is not a common issue, with indefinite brand lives being commonplace, and Diageo has a number of brands that were originally created more than 100 years ago. Accordingly, the Directors believe that it is appropriate that the brands are treated as having indefinite lives for accounting purposes and are therefore not amortised.

(b) Goodwill

For the purposes of impairment testing, goodwill has been attributed to the following cash-generating units:

	2020 £ million	2019 £ million
North America	416	403
Europe and Turkey
Europe (excluding Turkey)	181	172
Turkey	205	234
Latin America and Caribbean – Mexico	123	143
Asia Pacific
Greater China	132	131
India	770	1,511
Other cash-generating units	85	88

	1,912	2,682

Financial statements (continued)

Goodwill has arisen on the acquisition of businesses and includes synergies arising from cost savings, the opportunity to utilise Diageo’s distribution network to leverage marketing of the acquired products and the extension of the group’s portfolio of brands in new markets around the world.

(c) Other intangibles

Other intangibles principally comprise distribution rights. Diageo owns the global distribution rights for Ketel One vodka products in perpetuity, and the Directors believe that it is appropriate to treat these rights as having an indefinite life for accounting purposes. The carrying value at 30 June 2020 was £1,464 million (2019 – £1,418 million).

(d) Impairment testing

Impairment tests are performed annually, or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. Recoverable amounts are calculated based on the value in use approach also considering fair value less cost to sale. The value in use calculations are based on discounted forecast cash flows using the assumption that cash flows continue in perpetuity at the terminal growth rate of each country or region. The individual brands, other intangibles with indefinite useful lives and their associated tangible fixed assets are aggregated as separate cash-generating units. Separate tests are carried out for each cash-generating unit and for each of the markets. Goodwill is attributed to each of the markets.

The key assumptions used for the value in use calculations are as follows:

Cash flows

Cash flows are forecast for each cash-generating unit for the financial year, which is approved by management and reflect the following assumptions:

•

Cash flows are projected based on the actual operating results and a three-year plan approved by the management. Cash flows are extrapolated up to five-years using expected growth rates in line with management’s best estimates. Growth rates reflect expectations of sales growth, operating costs and margin, based on past experience and external sources of information. Where applicable, multiple cash flow scenarios were populated to predict the potential outcome, considering the increased risk of uncertainty around the duration and severity of the Covid-19 pandemic in the different markets. A simple average of these projections served as the estimation of the recoverable amount of the cash-generating units including the goodwill of USL, Indian brands, Nigeria and Windsor Premier brand. Management has no information which would indicate that any of the scenarios are more likely than the others;

•

The five-year forecast period is extended by up to an additional ten years at acquisition date for some intangible assets and goodwill when management believes that this period is justified by the maturity of the market and expects to achieve growth in excess of the terminal growth rate driven by Diageo’s sales, marketing and distribution expertise. Cash flows beyond the five-year period are projected using steady or progressively declining growth rates. These rates do not exceed the annual growth rate of the real gross domestic product (GDP) aggregated with the long-term annual inflation rate of the country or region;

•	Cash flows for the subsequent years after the forecast period are extrapolated based on a terminal growth rate which does not exceed the long-term annual inflation rate of the country or region.

The calculation of value in use as at 30 June 2020 is based on a five-year detailed plan for every cash-generating unit, except for India where the period is extended by an additional four years.

Discount rates

The discount rates used are the weighted average cost of capital which reflects the returns on government bonds and an equity risk premium adjusted for the drinks industry specific to the cash-generating units. Further risk premiums are applied according to management’s assessment of the risks in respect of the cash flows for a particular asset or cash-generating unit. The group applies post-tax discount rates to post-tax cash flows as the valuation calculated using this method closely approximates to applying pre-tax discount rates to pre-tax cash flows.

Financial statements (continued)

For goodwill, these assumptions are based on the cash-generating unit or group of units to which the goodwill is attributed. For brands, they are based on a weighted average taking into account the country or countries where sales are made.

The pre-tax discount rates, terminal and long-term growth rates used for impairment testing are as follows:

	2020			2019
	Pre-tax discount rate %	Terminal growth rate %	Long-term growth rate %	Pre-tax discount rate %	Terminal growth rate %	Long-term growth rate %
North America – United States	8	2	4	9	2	4
Europe and Turkey
Europe (excluding Turkey)	7	2	4	7	2	4
Turkey	22	11	15	25	13	16
Africa
Ethiopia	21	8	17	25	8	17
South Africa	18	—	7	18	—	7
Latin America and Caribbean
Brazil	15	3	6	16	4	6
Mexico	16	3	5	17	3	6
Asia Pacific
Korea	10	(4)	—	8	2	—
Greater China	9	3	8	10	3	8
India	12	4	12	14	5	12

Value in use calculation and fair value less costs of disposal methodologies were both considered to assess the recoverable amount of the India cash-generating unit. Having considered the volatility in local share prices, the premiums that businesses controlled by large multinationals trade at and other factors, we assessed a range of fair value less costs of disposal with particular focus on the value a third party may pay for a controlling stake in the current environment. The value in use calculation was above our view of fair value less costs of disposal and was therefore used to determine the recoverable amount of this cash-generating unit. Based on this, in the year ended 30 June 2020, an impairment charge of £655 million in respect of the India cash-generating unit containing the India goodwill was recognised in exceptional operating items. In the year ended 30 June 2020, impairment charges of £78 million in respect of the Old Tavern brand and £38 million in respect of the Bagpiper brand in India were also recognised in exceptional operating items, based on their value in use. Forecast cash flow assumptions were reduced principally due to the general economic downturn further aggravated by the Covid-19 pandemic, including pandemic related recent regulatory changes both negatively impacting demand and margins. The brand impairment reduced the deferred tax liability by £25 million. The recoverable amount is £3,444 million in respect of the India cash-generating unit, £20 million in respect of the Old Tavern brand and £94 million in respect of the Bagpiper brand cash-generating units.

In the year ended 30 June 2020, an impairment charge of £434 million in respect of the Windsor Premier brand has been recognised in exceptional operating items, based on its value in use. The impairment reduced the deferred tax liability attributable to the brand by £105 million resulting in a net exceptional loss of £329 million. The forecast cash flow assumptions were reduced principally due to the recent regulatory changes limiting trade spend for wholesalers and venues and the Covid-19 pandemic negatively impacting the challenging whisky category in Korea. The recoverable amount is £164 million in respect of the Windsor Premier brand cash-generating unit.

(e) Sensitivity to change in key assumptions

Impairment testing for the year ended 30 June 2020 has identified the following cash-generating units as being sensitive to reasonably possible changes in assumptions.

Financial statements (continued)

The table below shows the headroom at 30 June 2020 and the impairment charge that would be required if the assumptions in the calculation of their value in use were changed:

	Carrying value of CGU £ million	Headroom £ million	1ppt increase in discount rate £ million	2ppt decrease in annual growth rate in forecast period 2021-2029 £ million	0.5 - 1ppt reduction in the rate of price increase £ million	Covid-19 scenario £ million
India(i)	3,444	—	(242)	(235)	(297)	(396)
Bagpiper brand(i)	94	—	(11)	(16)	(19)	(17)
Antiquity brand(i)	166	8	(15)	(18)	(13)	(25)
McDowell’s No.1 brand(i)	1,179	29	(121)	(173)	(216)	(234)
Windsor Premier brand(ii)	164	—	—	—	—	(30)
Bell’s brand(iii)	225	12	(11)	—	—	—

(i)

Reasonably possible changes in key assumptions that would result in an additional impairment of the India cash-generating unit, Bagpiper, Antiquity and McDowell’s No.1 brands would be a 1ppt increase in discount rate or a 2ppt decrease in the annual growth rate in forecast period of 2021-2029 or a 0.5-1ppt reduction in the rate of price increase. Furthermore, due to the Covid-19 pandemic, a permanent delay of the F20 lost base recovery period is also considered to be a reasonably possible scenario due to the severity of measures taken in India and the introduction of unprecedented increase of taxes on alcohol. In the Covid-19 scenario above it was assumed that F19 base will be reached by F25.

(ii)

Due to the high-level uncertainty of the Covid-19 pandemic, additional possible changes in volume growth rates are forecasted assuming permanent damage of local whisky category with no recovery to F19 levels based on latest outlook of IWSR reports, and the fact that the majority of sales are on-trade.

(iii)

The Bell’s brand is disclosed as sensitive due to strong competition and challenging market conditions. The only change in the key assumptions considered reasonably possible that would result in an impairment of the brand would be a 1ppt increase in discount rate.

(f) USL combination of popular brands

Following the acquisition of United Spirits Limited (USL) in 2014, all material brands together with the associated property, plant and equipment (the brands) were fair valued and capitalised. Each year since the acquisition, the brands were tested separately for impairment.

The long-term strategic priorities have continued to evolve for the Indian market with a greater emphasis on premium brands, operating margin expansion and generating marketing spend efficiencies. This has resulted in the management and marketing teams managing, reporting both internally and externally, and allocating resources to the popular category rather than to individual brands.

In the year ended 30 June 2020, the impairment tests have been carried out for the brands within the popular category as a single cash-generating unit and also at the individual brand level to ensure that the change in the definition of cash-generating units does not result in the understatement of an impairment charge. The impairment charge of £116 million on Old Tavern Whisky and Bagpiper was based on the individual brand level impairment models. For the year ending 30 June 2021 a single impairment test will be carried out at the popular category in accordance with how this category is now managed.

The principal USL brands in the popular category are Director’s Special, Bagpiper, Old Tavern Whisky and White Mischief.

10. Property, plant and equipment

Accounting policies

Land and buildings are stated at cost less accumulated depreciation. Freehold land is not depreciated. Leaseholds are generally depreciated over the unexpired period of the lease. Other property, plant and equipment are depreciated on a straight-line basis to estimated residual values over their expected useful lives, and these values and lives are reviewed each year. Subject to these reviews, the estimated useful lives fall within the following ranges: buildings – 10 to 50 years; within plant and equipment casks and containers – 15 to 50 years; other plant and equipment – 5 to 25 years; fixtures and fittings – 5 to 10 years; and returnable bottles and crates – 5 to 10 years.

Reviews are carried out if there is an indication that assets may be impaired, to ensure that property, plant and equipment are not carried at above their recoverable amounts.

Financial statements (continued)

Government grants

Government grants are not recognised until there is reasonable assurance that the group will comply with the conditions pursuant to which they have been granted and that the grants will be received. Government grants in respect of property, plant and equipment are deducted from the asset that they relate to, reducing the depreciation expense charged to the income statement.

	Land and buildings £ million	Plant and equipment £ million	Fixtures and fittings £ million	Returnable bottles and crates £ million	Under construction £ million	Total £ million
Cost
At 30 June 2018	1,585	4,102	126	534	432	6,779
Exchange differences	16	54	1	4	10	85
Sale of businesses	(2)	(7)	(1)	—	—	(10)
Additions	42	180	9	31	383	645
Disposals	(16)	(32)	(13)	(21)	(2)	(84)
Transfers	87	218	3	18	(329)	(3)

At 30 June 2019	1,712	4,515	125	566	494	7,412
Recognition of right-of-use asset on adoption of IFRS 16	173	63	—	—	—	236

Adjusted balance at 1 July 2019	1,885	4,578	125	566	494	7,648
Exchange differences	(10)	(22)	—	(1)	(9)	(42)
Additions	202	156	13	34	439	844
Disposals	(46)	(86)	(20)	(37)	(1)	(190)
Transfers	110	242	9	13	(374)	—

At 30 June 2020	2,141	4,868	127	575	549	8,260

Depreciation
At 30 June 2018	467	1,761	91	371	—	2,690
Exchange differences	4	23	—	3	—	30
Depreciation charge for the year	49	216	13	33	—	311
Sale of businesses	—	(4)	—	—	—	(4)
Disposals	(9)	(25)	(12)	(17)	—	(63)
Transfers	—	(6)	(1)	—	—	(7)

At 30 June 2019	511	1,965	91	390	—	2,957
Exchange differences	—	(5)	(1)	(2)	—	(8)
Depreciation charge for the year	106	260	15	36	—	417
Exceptional impairment	20	114	—	6	—	140
Disposals	(40)	(78)	(19)	(35)	—	(172)

At 30 June 2020	597	2,256	86	395	—	3,334

Carrying amount

At 30 June 2020	1,544	2,612	41	180	549	4,926

At 30 June 2019	1,201	2,550	34	176	494	4,455

At 30 June 2018	1,118	2,341	35	163	432	4,089

(a) The net book value of land and buildings comprises freeholds of £1,218 million (2019 – £1,162 million), long leaseholds of £6 million (2019 – £21 million) and short leaseholds of £320 million (2019 – £18 million). Depreciation was not charged on £161 million (2019 – £164 million) of land.

(b) Property, plant and equipment is net of a government grant of £150 million (2019 – £143 million) received in prior years in respect of the construction of a rum distillery in the US Virgin Islands.

Financial statements (continued)

(c) In the year ended 30 June 2020, an impairment charge of £84 million in respect of the Nigeria tangible fixed asset has been recognised in exceptional operating items. The impairment reduced the deferred tax liability by £25 million resulting in a net exceptional loss of £59 million. The profit generating ability of the assets were reduced principally due to the deteriorated economic outlook as a result of the combination of the oil price crisis in Nigeria and the Covid-19 pandemic. The recoverable amount is £140 million in respect of the Nigeria cash-generating unit based on the fair value of the assets applying the cost valuation technique and it is considered a Level 3 instrument within the fair value hierarchy as the assumptions used in the valuation are not observable in the market. The valuation is only sensitive to the cost of replacing the assets and if this was 10% less, the fair value of the assets would decrease by approximately £14 million.

(d) In the year ended 30 June 2020, an impairment charge of £55 million in respect of the Ethiopia tangible fixed asset has been recognised in exceptional operating items. The impairment reduced the deferred tax liability by £10 million resulting in a net exceptional loss of £45 million. The forecast cash flow assumptions were reduced principally due to the impact of recent excise duty increase and Covid-19 pandemic. The recoverable amount is £12 million in respect of the Ethiopia cash-generating unit based on the fair value of the assets.

11. Leases

Accounting policies

Where the group is the lessee, all leases are recognised on the balance sheet as right-of-use assets and depreciated on a straight-line basis with the charge recognised in cost of sales. The liability, recognised as part of net borrowings, is measured at a discounted value and any interest is charged to finance charges.

The group recognises services associated with a lease as other operating expenses. Payments associated with leases where the value of the asset when it is new is lower than $5,000 (leases of low value assets) and leases with a lease term of twelve months or less (short term leases) are recognised as other operating expenses. A judgement in calculating the lease liability at initial recognition includes determining the lease term where extension or termination options exist. In such instances any economic incentive to retain or end a lease are considered and extension periods are only included when it is considered reasonably certain that an option to extend a lease will be exercised.

For the years ended 30 June 2019 and 2018, where the group had substantially all the risks and rewards of ownership of an asset subject to a lease, the lease was treated as a finance lease. Assets held under finance leases were recognised as assets of the group at their fair value at the inception of the lease. The corresponding liability to the lessor was included in other financial liabilities on the consolidated balance sheet. Lease payments were apportioned between interest expense and a reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Other leases were treated as operating leases, with payments and receipts taken to the income statement on a straight-line basis over the life of the lease.

(a) Adoption of IFRS 16

Under the new standard, outstanding lease liabilities have been recognised at 1 July 2019, for leases previously classified as operating leases, at the present value of the future lease payments over their reasonably certain lease term. Right-of-use assets have been recognised equal to the net present value of the lease liabilities, adjusted for the amount of any prepaid or accrued lease payment, lease incentives and provisions for onerous leases. There was no impact on retained earnings as at 1 July 2019. The interest rate used to discount the future payments in the calculation of the lease liability is the incremental borrowing rate at 1 July 2019 taking into account the currency and duration of the lease. The weighted average incremental borrowing rate applied across all operating leases capitalised on 1 July 2019 was 3.2%.

For leases previously classified as finance leases the group recognised the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right-of-use asset and the lease liability at the date of adoption of IFRS 16, 1 July 2019. The re-measurement principles of IFRS 16 are only applied after that date.

Financial statements (continued)

The group has decided to reduce the complexity of implementation by taking advantage of a number of practical expedients on transition on 1 July 2019 namely:

(i)	to not capitalise leases which expire within a year of 1 July 2019;

(ii)	to apply a single discount rate to portfolios of leases with similar characteristics; and

(iii)	to adjust the right-of-use asset by the amount of any provision for onerous leases recognised immediately before the date of initial application.

The group has not capitalised leases where the value of the asset when it is new is lower than $5,000 (low value assets).

The impact of the adoption of IFRS 16 on affected lines of the consolidated balance sheet at 1 July 2019 is as follows:

	30 June 2019 £ million	IFRS 16 impact £ million	1 July 2019 £ million
Non-current assets
Property, plant and equipment	4,455	236	4,691
Other financial assets	404	1	405
Current assets
Trade and other receivables	2,694	(2)	2,692
Current liabilities
Other financial liabilities	(307)	(64)	(371)
Trade and other payables	(4,202)	13	(4,189)
Non-current liabilities
Other financial liabilities	(124)	(187)	(311)
Provisions	(317)	3	(314)

As a result of the adoption of IFRS 16, on 1 July 2019 the total assets increased by £235 million from £31,296 million to £31,531 million and total liabilities increased by £235 million from £21,140 million to £21,375 million. The leases (previously classified as operating leases) which have been recognised at adoption are principally in respect of warehouses, office buildings, plant and machinery, cars and distribution vehicles. There is no impact on deferred tax balances.

The adoption of IFRS 16 resulted in an immaterial benefit to operating profit and an immaterial increase in finance charges. Profit before tax, taxation and earnings per share have not been significantly impacted. The adoption of IFRS 16 has had no impact on the group’s net cash flows although a presentation change has been reflected whereby the principal element of the lease payments (for leases formerly classified as operating leases under IAS 17) of £74 million for the year ended 30 June 2020, are disclosed as part of cash flow from financing activities and the interest element is included in cash flow from operating activities. Under IAS 17 both the principal and interest cash flows from operating leases would have been disclosed as part of cash flows from operating activities.

Financial statements (continued)

A reconciliation of differences between the operating lease commitments disclosed under IAS 17 and disclosed in note 19(b) of Diageo’s 2019 Annual Report and the lease liabilities under IFRS 16, at 1 July 2019, is as follows:

£ million
Operating lease commitments at 30 June 2019	(321)
Leases expiring within a year of 1 July 2019	19
Low value assets	11
Impact of discounting	40

Total additional lease liabilities recognised on adoption of IFRS 16	(251)
Finance lease liabilities at 30 June 2019	(128)

Total lease liabilities at 1 July 2019	(379)

Total lease liabilities at 1 July 2019 - current	(107)
Total lease liabilities at 1 July 2019 - non-current	(272)

b) Movement in right-of-use assets

	Land and buildings £ million	Plant and equipment £ million	Under construction £ million	Total £ million
At 30 June 2019(i)	2	228	—	230
Adoption of IFRS16	173	63	—	236

Adjusted balance at 1 July 2019	175	291	—	466
Exchange differences	(3)	2	—	(1)
Additions	150	24	32	206
Disposals	(2)	—	—	(2)
Depreciation(ii)	(51)	(41)	—	(92)

At 30 June 2020	269	276	32	577

(i)	In the year ended 30 June 2019 and 30 June 2018, only leases that met the criteria of finance leases under IAS 17 - Leases were capitalised and included in property, plant and equipment.
(ii)	In the year ended 30 June 2019 depreciation on assets held under finance leases was £12 million.

c) Lease liabilities

	2020 £ million	2019 £ million
Current lease liabilities	(106)	(43)
Non-current lease liabilities	(364)	(85)

	(470)	(128)

(i)

In the year ended 30 June 2019, the group only recognised lease liabilities in relation to leases that were classified as finance leases under IAS 17 - Leases. The lease liabilities were presented as part of the group’s net borrowings in the year ended 30 June 2019.

The future cash outflows, which are not included in lease liabilities on the balance sheet, in respect of extension and termination options which are not reasonably expected to be exercised are estimated at £284 million.

d) Amounts recognised in the consolidated income statement

In the year ended 30 June 2020 other operating expenses (within other external charges) included £39 million in respect of leases of low value assets and short term leases and £11 million in respect of variable lease payments. In the year ended 30 June 2019 other external charges included operating lease expenses in respect of plant and machinery of £19 million (2018 - £21 million) and other assets (mainly properties) of £101 million (2018 - £87 million). Refer to note 5 for further information relating to the interest expenses on lease liabilities.

The total cash outflow for leases in the year ended 30 June 2020 was £180 million.

Financial statements (continued)

12. Other investments

Accounting policies

Other investments are such equity investments that are not classified as investments in associates or joint arrangements nor investments in subsidiaries. They are included in non-current assets. Subsequent to initial measurement, other investments are stated at fair value. Gains and losses arising from the changes in fair value are recognised in the income statement or in other comprehensive income on a case by case basis. Accumulated gains and losses included in other comprehensive income are not recycled to the income statement. Dividends from other investments are recognised in the consolidated income statement.

Loans receivable are non-derivative financial assets that are not classified as equity investments. They are subsequently measured either at amortised cost using the effective interest method less allowance for impairment or at fair value with gains and losses arising from changes in fair value recognised in the income statement or in other comprehensive income that are recycled to the income statement on the de-recognition of the asset. Allowances for expected credit losses are made based on the risk of non-payment taking into account ageing, previous experience, economic conditions and forward-looking data. Such allowances are measured as either 12-months expected credit losses or lifetime expected credit losses depending on changes in the credit quality of the counterparty.

	Loans £ million	Others £ million	Total £ million
Cost less allowances or fair value
At 30 June 2018	35	11	46
Additions	2	—	2
Repayments and disposals	(1)	—	(1)
Fair value adjustment	—	2	2
Transfers	(19)	19	—

At 30 June 2019	17	32	49
Exchange differences	1	1	2
Additions	3	—	3
Repayments and disposals	(1)	(2)	(3)
Fair value adjustment	—	2	2
Provision charged during the year	(14)	—	(14)
Capitalised interest	1	—	1
Transfer	—	1	1

At 30 June 2020	7	34	41

At 30 June 2020, loans comprise £4 million (2019 – £17 million; 2018 – £35 million) of loans to customers and other third parties, after allowances of £127 million (2019 – £111 million; 2018 – £108 million), and £3 million (2019 – £nil; 2018 – £nil) of loans to associates.

Financial statements (continued)

13. Post employment benefits

Accounting policies

The group’s principal pension funds are defined benefit plans. In addition, the group has defined contribution plans, unfunded post employment medical benefit liabilities and other unfunded defined benefit post employment liabilities. For post employment plans, other than defined contribution plans, the amount charged to operating profit is the cost of accruing pension benefits promised to employees over the year, plus any changes arising on benefits granted to members by the group during the year. Net finance charges comprise the net deficit/asset on the plans at the beginning of the year, adjusted for cash flows in the year, multiplied by the discount rate for plan liabilities. The differences between the fair value of the plans’ assets and the present value of the plans’ liabilities are disclosed as an asset or liability on the consolidated balance sheet. Any differences due to changes in assumptions or experience are recognised in other comprehensive income. The amount of any pension fund asset recognised on the balance sheet is limited to any future refunds from the plan or the present value of reductions in future contributions to the plan.

Contributions payable by the group in respect of defined contribution plans are charged to operating profit as incurred.

Critical accounting estimates and judgements

Application of IAS 19 requires the exercise of estimate and judgement in relation to various assumptions.

Diageo determines the assumptions on a country by country basis in conjunction with its actuaries. Estimates are required in respect of uncertain future events including the life expectancy of members of the funds, salary and pension increases, future inflation rates, discount rates and employee and pensioner demographics. The application of different assumptions could have a significant effect on the amounts reflected in the income statement, other comprehensive income and the balance sheet. There may be interdependencies between the assumptions.

Where there is an accounting surplus on a defined benefit plan management judgement is necessary to determine whether the group can obtain a refund of the surplus by reducing future contributions to the plan.

(a) Post employment benefit plans

The group operates a number of pension plans throughout the world, devised in accordance with local conditions and practices. Our most significant plans are defined benefit plans and are funded by payments to separately administered trusts or insurance companies. The group also operates a number of plans that are generally unfunded, primarily in the United States, which provide to employees post employment medical benefits.

The principal plans are in the United Kingdom, Ireland and the United States where benefits are based on employees’ length of service and salary at retirement. All valuations were performed by independent actuaries using the projected unit credit method to determine pension costs. The most recent funding valuations of the significant defined benefit plans were carried out as follows:

Principal plans	Date of valuation
United Kingdom(i)	1 April 2018
Ireland(ii)	31 December 2018
United States	1 January 2020

(i)

The Diageo Pension Scheme (DPS) closed to new members in November 2005. Employees who have joined Diageo in the United Kingdom since the defined benefit scheme closed had been eligible to become members of the Diageo Lifestyle Plan (a cash balance defined benefit pension plan) until 1 January 2018. Since then new employees have been eligible to become members of a Diageo administered defined contribution plan.

(ii)

The Irish scheme closed to new members in May 2013. Employees who have joined Diageo in Ireland since the defined benefit scheme closed have been eligible to become members of Diageo administered defined contribution plans.

The assets of the UK and Irish pension plans are held in separate trusts administered by trustees who are required to act in the best interests of the plans’ beneficiaries. For DPS, the trustee is Diageo Pension Trust Limited. As required by legislation, one-third of the directors of the Trust are nominated by the members of the DPS, member nominated directors are appointed from both the pensioner member community and the active member community. For the Irish Scheme Diageo Ireland makes four nominations and appoints three further candidates nominated by representative groupings.

Financial statements (continued)

The amounts charged to the consolidated income statement for the group’s defined benefit post employment plans and the consolidated statement of comprehensive income for the three years ended 30 June 2020 are as follows:

	2020 £ million	2019 £ million	2018 £ million
Current service cost and administrative expenses	(109)	(110)	(123)
Past service gains - ordinary activities	50	56	33
Past service losses - exceptional	—	(21)	—
Gains on curtailments and settlements	12	4	6

Charge to operating profit	(47)	(71)	(84)
Net finance gain/(charge) in respect of post employment plans	9	7	(11)

Charge before taxation(i)	(38)	(64)	(95)

Actual returns less amounts included in finance income	774	438	312
Experience gains/(losses)	34	113	(30)
Changes in financial assumptions	(754)	(514)	108
Changes in demographic assumptions	(14)	(6)	69

Other comprehensive income	40	31	459
Changes in the surplus restriction	(2)	2	(2)

Total other comprehensive income	38	33	457

(1)

The year ended 30 June 2020 includes past service gains of £47 million in respect of the Irish Scheme following separate communications to the deferred members in respect of changing their expectations of a full pension prior to reaching the age of 65 and to pensioners in respect of future pension increases. (2019 - £54 million in respect of changes made to future pension increases for members of the UK Scheme and changes to the principal Irish Scheme.) The exceptional past service loss, in the year ended 30 June 2019, of £21 million is in respect of the equalisation of Guaranteed Minimum Pension (GMP) benefits for men and women.

(i) The charge/income before taxation in respect of the following countries is:

	2020 £ million	2019 £ million	2018 £ million
United Kingdom	(23)	(3)	(49)
Ireland	34	(13)	1
United States	(30)	(30)	(29)
Other	(19)	(18)	(18)

	(38)	(64)	(95)

In addition to the charge in respect of defined benefit post employment plans, contributions to the group’s defined contribution plans were £24 million (2019 – £19 million; 2018 – £18 million).

Financial statements (continued)

The movement in the net (deficit)/surplus for the two years ended 30 June 2020 is set out below:

	Plan assets £ million	Plan liabilities £ million	Net (deficit)/surplus £ million
At 30 June 2018	9,310	(9,244)	66
Exchange differences	45	(55)	(10)
Charge before taxation	234	(298)	(64)
Other comprehensive income/(loss)(i)	438	(407)	31
Contributions by the group	192	—	192
Employee contributions	5	(5)	—
Benefits paid	(511)	511	—

At 30 June 2019	9,713	(9,498)	215
Exchange differences	65	(73)	(8)
Charge before taxation	198	(236)	(38)
Other comprehensive income/(loss)(i)	774	(734)	40
Contributions by the group	156	—	156
Employee contributions	5	(5)	—
Benefits paid	(489)	489	—

At 30 June 2020	10,422	(10,057)	365

(i)	Excludes surplus restriction.

The plan assets and liabilities by type of post employment benefit and country is as follows:

	2020		2019
	Plan assets £ million	Plan liabilities £ million	Plan assets £ million	Plan liabilities £ million
Pensions
United Kingdom	7,696	(6,831)	7,115	(6,257)
Ireland	1,810	(2,031)	1,747	(2,098)
United States	660	(578)	593	(545)
Other	183	(240)	186	(234)
Post employment medical	2	(288)	1	(275)
Other post employment	71	(89)	71	(89)

	10,422	(10,057)	9,713	(9,498)

The balance sheet analysis of the post employment plans is as follows:

	2020		2019
	Non- current assets(i) £ million	Non- current liabilities £ million	Non- current assets(i) £ million	Non- current liabilities £ million
Funded plans	1,111	(434)	1,060	(547)
Unfunded plans	—	(315)	—	(299)

	1,111	(749)	1,060	(846)

(i)	Includes surplus restriction of £3 million (2019 – £1 million).

The disclosures have been prepared in accordance with IFRIC 14. In particular, where the calculation for a plan results in a surplus, the recognised asset is limited to the present value of any available future refunds from the plan or reductions in future contributions to the plan, and any additional liabilities are recognised as required. The DPS at 30 June 2020 had a net surplus of £934 million (2019 - £906 million; 2018 - £819 million). This surplus has been recognised, with no provision made against it, as it is expected to be recoverable through a combination of a reduction in future cash contributions or ultimately via a cash refund when the last member’s obligations have been met.

Financial statements (continued)

(b) Principal risks and assumptions

The material post employment plans are not exposed to any unusual, entity specific or scheme specific risks but there are general risks:

Inflation – The majority of the plans’ obligations are linked to inflation. Higher inflation will lead to increased liabilities which is partially offset by the plans holding inflation linked gilts, swaps and caps against the level of inflationary increases.

Interest rate – The plan liabilities are determined using discount rates derived from yields on AA-rated corporate bonds. A decrease in corporate bond yields will increase plan liabilities though this will be partially offset by an increase in the value of the bonds held by the post employment plans.

Mortality – The majority of the obligations are to provide benefits for the life of the members and their partners, so any increase in life expectancy will result in an increase in the plans’ liabilities.

Asset returns – Assets held by the pension plans are invested in a diversified portfolio of equities, bonds and other assets. Volatility in asset values will lead to movements in the net deficit/surplus reported in the consolidated balance sheet for post employment plans which in addition will also impact the post employment expense in the consolidated income statement.

The following weighted average assumptions were used to determine the group’s deficit/surplus in the main post employment plans at 30 June in the relevant year. The assumptions used to calculate the charge/credit in the consolidated income statement for the year ending 30 June are based on the assumptions disclosed as at the previous 30 June.

	United Kingdom			Ireland			United States(i)
	2020%	2019%	2018%	2020%	2019%	2018%	2020%	2019%	2018%
Rate of general increase in salaries(ii)	3.2	3.6	4.3	2.6	2.3	3.2	—	—	—
Rate of increase to pensions in payment	3.0	3.2	3.3	1.4	1.5	2.0	—	—	—
Rate of increase to deferred pensions	2.1	2.2	2.1	1.2	1.3	1.8	—	—	—
Discount rate for plan liabilities	1.5	2.3	2.8	1.2	1.2	1.7	2.6	3.4	4.1
Inflation - CPI	2.1	2.2	2.1	1.2	1.3	1.8	1.4	1.7	2.1
Inflation - RPI	2.8	3.2	3.1	—	—	—	—	—	—

(i)	The salary increase assumption in the United States is not a significant assumption as only a minimal amount of members’ pension entitlement is dependent on a member’s projected final salary.
(ii)	The salary increase assumptions include an allowance for age related promotional salary increases.

For the principal UK and Irish pension funds, the table below illustrates the expected age at death of an average worker who retires currently at the age of 65, and one who is currently aged 45 and subsequently retires at the age of 65:

	United Kingdom(i)			Ireland(ii)			United States
	2020 Age	2019 Age	2018 Age	2020 Age	2019 Age	2018 Age	2020 Age	2019 Age	2018 Age
Retiring currently at age 65
Male	86.4	86.2	86.1	86.6	86.5	86.4	85.6	85.7	86.0
Female	88.7	88.5	88.4	89.3	89.2	89.2	87.3	87.7	88.0
Currently aged 45, retiring at age 65
Male	88.5	88.3	88.2	89.6	89.5	89.4	87.2	87.3	87.6
Female	90.8	90.6	90.5	92.3	92.2	92.1	88.9	89.3	89.6

(i)	Based on the CMI’s S2 mortality tables with scaling factors based on the experience of the plan and where people live, with suitable future improvements.
(ii)	Based on the ‘00’ series of mortality tables with scaling factors based on the experience of the plan and with suitable future improvements.

Financial statements (continued)

For the significant assumptions, the following sensitivity analyses estimate the potential impacts on the consolidated income statement for the year ended 30 June 2021 and on the plan liabilities at 30 June 2020:

	United Kingdom			Ireland			United States and other
Benefit/(cost)	Operating profit £ million	Profit after taxation £ million	Plan liabilities(i) £ million	Operating profit £ million	Profit after taxation £ million	Plan liabilities(i) £ million	Operating profit £ million	Profit after taxation £ million	Plan liabilities(i) £ million
Effect of 0.5% increase in discount rate	5	17	568	2	3	174	1	2	38
Effect of 0.5% decrease in discount rate	(6)	(14)	(644)	(2)	(2)	(202)	(2)	(2)	(42)
Effect of 0.5% increase in inflation	(5)	(9)	(405)	(1)	(3)	(152)	(1)	(1)	(14)
Effect of 0.5% decrease in inflation	5	10	448	1	3	126	1	1	13
Effect of one year increase in life expectancy	(1)	(4)	(304)	—	(1)	(86)	—	(1)	(34)

(i)	The estimated effect on the liabilities excludes the impact of any interest rate and inflation swaps held by the pension plans.

(1)

The sensitivity analyses above have been determined based on reasonably possible changes of the respective assumptions and may not be representative of the actual change. Each sensitivity is calculated on a change in the key assumption while holding all other assumptions constant. The sensitivity to inflation includes the impact on all inflation linked assumptions (e.g. pension increases and salary increases where appropriate).

(c) Investment and hedging strategy

The investment strategy for the group’s funded post employment plans is determined locally by the trustees of the plan and/or Diageo, as appropriate, and takes account of the relevant statutory requirements. The objective of the investment strategy is to achieve a target rate of return in excess of the movement on the liabilities, whilst taking an acceptable level of investment risk relative to the liabilities. This objective is implemented by using the funds of the plans to invest in a variety of asset classes that are expected over the long-term to deliver a target rate of return. The majority of the investment strategies have significant amounts allocated to equities, with the intention that this will result in the ongoing cost to the group of the post employment plans being lower over the long-term, within acceptable boundaries of risk. Significant amounts are invested in bonds in order to provide a natural hedge against movements in the liabilities of the plans. At 30 June 2020, approximately 82% and 90% (2019 – 56% and 78%) of the UK Scheme’s liabilities measured on the Trustee’s funding basis were hedged against future movements in gilt based interest rates and RPI inflation, respectively, through the combined effect of bonds and swaps. At 30 June 2020, approximately 48% and 70% (2019 – 44% and 71%) of the Irish Scheme’s liabilities measured on the Trustee’s funding basis were hedged against future movements in euro government bond based interest rates and euro inflation, respectively, through the combined effect of bonds and swaps.

The discount rates used are based on the yields of high quality fixed income investments. For the UK plans, which represent approximately 68% of total plan liabilities, the discount rate is determined by reference to the yield curves of AA-rated corporate bonds for which the timing and amount of cash outflows are similar to those of the plans. A similar process is used to determine the discount rates used for the non-UK plans.

Financial statements (continued)

An analysis of the fair value of the plan assets is as follows:

	2020				2019
	United Kingdom £ million	Ireland £ million	United States and other £ million	Total £ million	United Kingdom £ million	Ireland £ million	United States and other £ million	Total £ million
Equities
Quoted	1	315	255	571	19	294	248	561
Unquoted and private equity	501	1	21	523	504	—	21	525
Bonds
Fixed-interest government	114	124	50	288	123	129	46	298
Inflation-linked government	—	247	—	247	—	262	—	262
Investment grade corporate	507	306	467	1,280	404	337	421	1,162
Non-investment grade	137	77	17	231	163	74	15	252
Loan securities	1,697	328	—	2,025	1,362	331	—	1,693
Repurchase agreements	4,809	—	—	4,809	4,629	—	—	4,629
Liability driven investment (LDI)	222	64	—	286	185	40	—	225
Property - unquoted(i)	620	85	1	706	744	84	1	829
Hedge funds	92	134	4	230	75	135	—	210
Interest rate and inflation swaps	(1,048)	66	—	(982)	(1,048)	30	—	(1,018)
Cash and other	44	63	101	208	(45)	31	99	85

Total bid value of assets	7,696	1,810	916	10,422	7,115	1,747	851	9,713

(1)

The asset classes include some cash holdings that are temporary. This cash is likely to be invested imminently and so has been included in the asset class where it is anticipated to be invested in the long-term.

(i)

At 30 June 2020, the fair value of property assets of £331 million were subject to “material valuation uncertainty”. The external valuers have confirmed, the inclusion of the “material valuation uncertainty” declaration does not mean that valuations cannot be relied upon but instead in the current extraordinary circumstances less certainty can be attached to valuations than would otherwise be the case. The group considers the value to be materially accurate on the basis that any short term impact of Covid-19 would not be reflective of the value of these long-term investments.

Total cash contributions by the group to all post employment plans in the year ending 30 June 2021 are estimated to be approximately £140 million.

(d) Deficit funding arrangements

UK plans

In the year ended 30 June 2011 the group established a Pension Funding Partnership (PFP) in respect of the UK Scheme. Whisky inventory was transferred into the partnership but the group retains control over the partnership which at 30 June 2020 held inventory with a book value of £586 million (2019 – £661 million). The partnership is fully consolidated in the group financial statements. The UK Scheme has a limited interest in the partnership and, as a partner, is entitled to a distribution from the profits of the partnership. Following the finalisation of the trustee valuation at 1 April 2018 the PFP was amended and the contribution to the DPS in the year ended 30 June 2020 was £11 million (2019 – £25 million). The last payment is expected to be in 2030.

In 2030 the group will be required, dependent upon the funding position of the UK Scheme at that time, to pay an amount not greater than the actuarial deficit at that time, up to a maximum of £430 million in cash, to purchase the UK Scheme’s interest in the partnership. If the UK Scheme is in surplus at an actuarial triennial valuation excluding the value of the PFP, then the group can exit the PFP with the agreement of the trustees.

Financial statements (continued)

Irish plans

The group has agreed a deficit funding arrangement with the trustees of the Irish Scheme under which it contributes to the Irish Scheme €23 million (£21 million) per annum until the year ending 30 June 2028. The agreement also provides for additional cash contributions into escrow of up to €135 million (£124 million) if the deficit is not reduced at each triennial valuation to agreed limits up to 2027. As part of this funding plan, Diageo has also granted to the Irish Scheme a contingent asset comprising mortgages over certain land and buildings and fixed and floating charges over certain receivables of the group up to a value of €200 million (£183 million). As a result of the actuarial triennial valuation as of 31 December 2015, the group made additional cash contributions of €9 million (£8 million) (2019 - €9 million; 2018 - €9 million). The 31 December 2018 triennial actuarial valuation did not result in any additional funding requirement.

(e) Timing of benefit payments

The following table provides information on the timing of the benefit payments and the average duration of the defined benefit obligations and the distribution of the timing of benefit payments:

	United Kingdom		Ireland		United States
	2020 £ million	2019 £ million	2020 £ million	2019 £ million	2020 £ million	2019 £ million
Maturity analysis of benefits expected to be paid
Within one year	346	395	76	75	56	63
Between 1 to 5 years	1,202	1,197	364	367	202	202
Between 6 to 15 years	2,556	2,663	691	723	357	359
Between 16 to 25 years	2,083	2,078	627	657	196	207
Beyond 25 years	2,648	2,909	918	1,008	173	185

Total	8,835	9,242	2,676	2,830	984	1,016

	years	years	years	years	years	years
Average duration of the defined benefit obligation	18	17	18	18	11	10

The projected benefit payments are based on the assumptions underlying the assessment of the obligations, including inflation. They are disclosed undiscounted and therefore appear large relative to the discounted value of the plan liabilities recognised in the consolidated balance sheet. They are in respect of benefits that have accrued at the balance sheet date and make no allowance for any benefits accrued subsequently.

(f) Related party disclosures

Information on transactions between the group and its pension plans is given in note 20.

Financial statements (continued)

14. Working capital

Accounting policies

Inventories are stated at the lower of cost and net realisable value. Cost includes raw materials, direct labour and expenses, an appropriate proportion of production and other overheads, but not borrowing costs. Cost is calculated at the weighted average cost incurred in acquiring inventories. Maturing inventories and raw materials which are retained for more than one year are classified as current assets, as they are expected to be realised in the normal operating cycle.

Trade and other receivables are initially recognised at fair value less transaction costs and subsequently carried at amortised cost less any allowance for discounts and doubtful debts. Trade receivables arise from contracts with customers, and are recognised when performance obligations are satisfied, and the consideration due is unconditional as only the passage of time is required before the payment is received. Allowance losses are calculated by reviewing lifetime expected credit losses using historic and forward-looking data on credit risk.

Trade and other payables are initially recognised at fair value including transaction costs and subsequently carried at amortised costs. Contingent consideration recognised in business combinations are subsequently measured at fair value through income statement. The group evaluates supplier arrangements against a number of indicators to assess if the liability has the characteristics of a trade payable or should be classified as borrowings. These indicators include whether payment terms are similar to customary payment terms.

Provisions are liabilities of uncertain timing or amount. A provision is recognised if, as a result of a past event, the group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are calculated on a discounted basis. The carrying amounts of provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

(a) Inventories

	2020 £ million	2019 £ million
Raw materials and consumables	363	338
Work in progress	48	46
Maturing inventories	4,562	4,334
Finished goods and goods for resale	799	754

	5,772	5,472

Maturing inventories include whisk(e)y, rum, tequila and Chinese white spirits. The following amounts of inventories are expected to be utilised after more than one year:

	2020 £ million	2019 £ million
Raw materials and consumables	18	14
Maturing inventories	3,740	3,434

	3,758	3,448

Financial statements (continued)

Inventories are disclosed net of provisions for obsolescence, an analysis of which is as follows:

	2020 £ million	2019 £ million	2018 £ million
Balance at beginning of the year	63	71	88
Exchange differences	—	—	(2)
Income statement charge/(release)(i)	47	(3)	—
Utilised	(12)	(5)	(15)

	98	63	71

(i)	Income statement charge in the year ended 30 June 2020 comprise £23 million exceptional charge due to Covid-19.

(b) Trade and other receivables

	2020		2019
	Current assets £ million	Non-current assets £ million	Current assets £ million	Non-current assets £ million
Trade receivables	1,498	—	2,173	—
Interest receivable	29	—	25	—
VAT recoverable and other prepaid taxes	192	13	132	14
Other receivables	210	31	141	31
Prepayments	157	2	202	8
Accrued income	25	—	21	—

	2,111	46	2,694	53

At 30 June 2020, approximately 16%, 28% and 14% of the group’s trade receivables of £1,498 million are due from counterparties based in the United Kingdom, the United States and India, respectively. Accrued income primarily represents amounts receivable from customers in respect of performance obligations satisfied but not yet invoiced.

The aged analysis of trade receivables, net of expected credit loss allowance, is as follows:

	2020 £ million	2019 £ million
Not overdue	1,379	2,083
Overdue 1 – 30 days	5	27
Overdue 31 – 60 days	23	21
Overdue 61 – 90 days	39	13
Overdue 91 – 180 days	39	15
Overdue more than 180 days	13	14

	1,498	2,173

Trade and other receivables are disclosed net of expected credit loss allowance for doubtful debts, an analysis of which is as follows:

	2020 £ million	2019 £ million	2018 £ million
Balance at beginning of the year	113	97	129
Exchange differences	(3)	3	(4)
Income statement charge	55	23	18
Written off	(5)	(10)	(46)

	160	113	97

Financial statements (continued)

Due to the global financial uncertainty arising from the Covid-19 pandemic, management has considered the elevated credit risk on trade and other receivables. In addition, certain balances (where there was an objective evidence of credit impairment) have been provided for on an individual basis. This has resulted in a charge of £55 million for impairment provisions recognised in the income statement, out of which £29 million expected credit loss allowance is directly in relation to the current difficult trading environment.

(c) Trade and other payables

	2020		2019
	Current liabilities £ million	Non-current liabilities £ million	Current liabilities £ million	Non-current liabilities £ million
Trade payables	1,333	—	1,694	—
Interest payable	152	—	127	—
Tax and social security excluding income tax	698	—	640	—
Other payables	420	175	565	222
Accruals	971	—	1,097	—
Deferred income	79	—	56	—
Dividend payable to non-controlling interests	30	—	23	—

	3,683	175	4,202	222

Interest payable at 30 June 2020 includes interest on non-derivative financial instruments of £148 million (2019 – £124 million). Deferred income represents amounts paid by customers in respect of performance obligations not yet satisfied. Non-current liabilities include £110 million (2019 - £153 million) in respect of the net present value of contingent consideration in respect of the acquisition of Casamigos.

The amount of contract liabilities recognised as revenue in the current year is £56 million (2019 – £37 million).

Together with the group’s partner banks supply chain financing (SCF) facilities are provided to our suppliers in certain countries. These arrangements enable suppliers to receive funding earlier than the invoice due date at their discretion and at their own cost. The group settles trade payables in accordance with agreed payment terms with the supplier. At 30 June 2020 the amount that has been subject to SCF and accounted for as trade payables was £309 million (2019 – £371 million).

(d) Provisions

	Thalidomide £ million	Other £ million	Total £ million
At 30 June 2019	209	207	416
Exchange differences	—	(3)	(3)
Provisions charged during the year	—	120	120
Provisions utilised during the year	(17)	(20)	(37)
Transfers to other payables	—	(27)	(27)
Unwinding of discounts	7	—	7

At 30 June 2020	199	277	476

Current liabilities	17	166	183
Non-current liabilities	182	111	293

	199	277	476

Financial statements (continued)

(a) Provisions have been established in respect of the discounted value of the group’s commitment to the UK and Australian Thalidomide Trusts. These provisions will be utilised over the period of the commitments up to 2037.

(b) The largest item in other provisions at 30 June 2020 is £81 million in respect of “Raising the Bar” programme. In June 2020 Diageo launched this two years global programme to support pubs and bars to welcome customers back and recover following the Covid-19 pandemic.

Financial statements (continued)

Risk management and capital structure

Introduction

This section sets out the policies and procedures applied to manage the group’s capital structure and the financial risks the group is exposed to. Diageo considers the following components of its balance sheet to be capital: borrowings and equity. Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels.

15. Financial instruments and risk management

Accounting policies

Financial assets and liabilities are initially recorded at fair value including, where permitted by IFRS 9, any directly attributable transaction costs. For those financial assets that are not subsequently held at fair value, the group assesses whether there is evidence of impairment at each balance sheet date.

The group classifies its financial assets and liabilities into the following categories: financial assets and liabilities at amortised cost, financial assets and liabilities at fair value through profit and loss and financial assets at fair value through other comprehensive income.

The accounting policies for other investments and loans are described in note 12, for trade and other receivables and payables in note 14 and for cash and cash equivalents in note 16.

Financial assets and liabilities at fair value through profit or loss include derivative assets and liabilities. Where financial assets or liabilities are eligible to be carried at either amortised cost or fair value through other comprehensive income, the group does not apply the fair value option.

Derivative financial instruments are carried at fair value using a discounted cash flow model based on market data applied consistently for similar types of instruments. Gains and losses on derivatives that do not qualify for hedge accounting treatment are taken to the income statement as they arise.

Other financial liabilities are carried at amortised cost unless they are part of a fair value hedge relationship. The difference between the initial carrying amount of the financial liabilities and their redemption value is recognised in the income statement over the contractual terms using the effective interest rate method. The Zacapa related financial liabilities are recognised at fair value.

Hedge accounting

The group designates and documents certain derivatives as hedging instruments against changes in fair value of recognised assets and liabilities (fair value hedges), highly probable forecast transactions or the cash flow risk from a change in exchange or interest rates (cash flow hedges) and hedges of net investments in foreign operations (net investment hedges). The designated portion of the hedging instruments is included in other financial assets and liabilities on the consolidated balance sheet. The effectiveness of such hedges is assessed at inception and at least on a quarterly basis, using prospective testing. Methods used for testing effectiveness include dollar offset, critical terms, regression analysis and hypothetical models.

Fair value hedges are used to manage the currency and/or interest rate risks to which the fair value of certain assets and liabilities are exposed. Changes in the fair value of the derivatives are recognised in the income statement, along with any changes in the relevant fair value of the underlying hedged asset or liability.

If such a hedge relationship no longer meets hedge accounting criteria, fair value movements on the derivative continue to be taken to the income statement while any fair value adjustments made to the underlying hedged item to that date are amortised through the income statement over its remaining life using the effective interest rate method.

Financial statements (continued)

Cash flow hedges are used to hedge the foreign currency risk of highly probable future foreign currency cash flows, the commodity price risk of highly probable future transactions, as well as the cash flow risk from changes in exchange or interest rates. The effective portion of the gain or loss on the hedges is recognised in other comprehensive income, while any ineffective part is recognised in the income statement. Amounts recorded in other comprehensive income are recycled to the income statement in the same period in which the underlying foreign currency, commodity exposure or interest exposure affects the income statement.

Net investment hedges take the form of either foreign currency borrowings or derivatives. Foreign exchange differences arising on translation of net investments are recorded in other comprehensive income and included in the exchange reserve. Liabilities used as hedging instruments are revalued at closing exchange rates and the resulting gains or losses are also recognised in other comprehensive income to the extent that they are effective, with any ineffectiveness taken to the income statement. Foreign exchange contracts hedging net investments are carried at fair value. Effective fair value movements are recognised in other comprehensive income, with any ineffectiveness taken to the income statement.

The group’s funding, liquidity and exposure to foreign currency and interest rate risks are managed by the group’s treasury department. The treasury department uses a range of financial instruments to manage these underlying risks.

Treasury operations are conducted within a framework of Board-approved policies and guidelines, which are recommended and monitored by the finance committee, chaired by the Chief Financial Officer. The policies and guidelines include benchmark exposure and/or hedge cover levels for key areas of treasury risk which are periodically reviewed by the Board following, for example, significant business, strategic or accounting changes. The framework provides for limited defined levels of flexibility in execution to allow for the optimal application of the Board-approved strategies. Transactions arising from the application of this flexibility are carried at fair value, gains or losses are taken to the income statement as they arise and are separately monitored on a daily basis using Value at Risk analysis. In the years ended 30 June 2020 and 30 June 2019 gains and losses on these transactions were not material. The group does not use derivatives for speculative purposes. All transactions in derivative financial instruments are initially undertaken to manage the risks arising from underlying business activities.

The group purchases insurance for commercial or, where required, for legal or contractual reasons. In addition, the group retains insurable risk where external insurance is not considered an economic means of mitigating these risks.

The finance committee receives a monthly report on the key activities of the treasury department, which would identify any exposures which differ from the defined benchmarks, should they arise.

(a) Currency risk

The group presents its consolidated financial statements in sterling and conducts business in many currencies. As a result, it is subject to foreign currency risk due to exchange rate movements, which will affect the group’s transactions and the translation of the results and underlying net assets of its operations. To manage the currency risk the group uses certain financial instruments. Where hedge accounting is applied, hedges are documented and tested for effectiveness on an ongoing basis. The impact of the Covid-19 pandemic on the group’s cash flow hedges has been considered to determine if the hedged forecast cash flows remain ‘highly probable’, in relation to forecasted sales transactions on the net US dollar exposure of the group and other hedged currency pairs. In making this assessment, the potential financial impact of the Covid-19 pandemic has been modelled in group’s cash flow projections and stress tested. For the year ended 30 June 2020, no material ineffectiveness was recognized based on the group’s assessment, however if there was a reduction in foreign currency forecast transactions, any potential ineffectiveness would be recognized in the consolidated income statement.

Hedge of net investment in foreign operations

The group hedges a certain portion of its exposure to fluctuations in the sterling value of its foreign operations by designating borrowings held in foreign currencies and using foreign currency spots, forwards, swaps and other financial derivatives. For the year ended 30 June 2020 the group’s guidance was to maintain total net investment Value at Risk to total Net Asset value below 20%, where Value at Risk is defined as the maximum amount of loss over a one-year period with a 95% probability confidence level.

Financial statements (continued)

At 30 June 2020 foreign currency borrowings designated in net investment hedge relationships amounted to £9,127 million (2019 - £4,001 million, including financial derivatives).

Hedge of foreign currency debt

The group uses cross currency interest rate swaps to hedge the foreign currency risk associated with certain foreign currency denominated borrowings.

Transaction exposure hedging

The group’s policy is to hedge up to 24 months forecast transactional foreign currency risk on the net US dollar exposure of the group targeting 75% coverage for the current financial year and up to 18 months for other currency pairs. The group’s exposure to foreign currency risk arising principally on forecasted sales transactions is managed using forward agreements and options.

(b) Interest rate risk

The group has an exposure to interest rate risk, arising principally on changes in US dollar, euro and sterling interest rates. To manage interest rate risk, the group manages its proportion of fixed to floating rate borrowings within limits approved by the Board, primarily through issuing fixed and floating rate borrowings and commercial paper, and by utilising interest rate swaps. These practices aim to minimise the group’s net finance charges with acceptable year-on-year volatility. To facilitate operational efficiency and effective hedge accounting, for the year ended 30 June 2020 the group’s policy was to maintain fixed rate borrowings within a band of 40% to 60% of forecasted net borrowings. In September 2019 the Board approved to temporarily amend the approved 40% - 60% fixed debt band to 40% - 70% for a period of 15 months until 31 December 2020. For these calculations, net borrowings exclude interest rate related fair value adjustments. The majority of the group’s existing interest rate derivatives are designated as hedges and are expected to be effective. Fair value of these derivatives is recognised in the income statement, along with any changes in the relevant fair value of the underlying hedged asset or liability. The group’s net borrowings interest rate profile as at 30 June 2020 and 2019 is as follows:

	2020		2019 (reclassification)
	£ million	%	£ million	%
Fixed rate	9,213	70	6,181	55
Floating rate(i)	3,746	28	5,071	45
Impact of financial derivatives and fair value adjustments	(183)	(1)	(103)	(1)
Lease liabilities(ii)	470	3	128	1

Net borrowings	13,246	100	11,277	100

(i)	The floating rate portion of net borrowings includes cash and cash equivalents, collaterals, floating rate loans and bonds and bank overdrafts.
(ii)

At 30 June 2019 the group reported lease liabilities of £128 million in respect of leases that met the criteria of ‘finance leases’ under IAS 17 - Leases, in the floating rate categorisation. As at 30 June 2020 Lease liabilities are disclosed separately.

The table below sets out the average monthly net borrowings and effective interest rate:

Average monthly net borrowings			Effective interest rate
2020 £ million	2019 £ million	2018 £ million	2020%	2019%	2018%
12,708	10,393	9,063	2.6	2.4	2.6

(1)

For this calculation, net interest charge excludes fair value adjustments to derivative financial instruments and borrowings and average monthly net borrowings includes the impact of interest rate swaps that are no longer in a hedge relationship but excludes the market value adjustment for cross currency interest rate swaps.

Financial statements (continued)

(c) Commodity price risk

Commodity price risk is managed in line with the principles approved by the Board either through long-term purchase contracts with suppliers or, where appropriate, derivative contracts. The group policy is to maintain the Value at Risk of commodity price risk arisen from commodity exposures below 75 bps of forecast gross margin in any given financial year. Where derivative contracts are used the commodity price risk exposure is hedged up to 24 months of forecast volume through exchange-traded and over-the-counter contracts (futures, forwards and swaps) and cash flow hedge accounting is applied.

(d) Market risk sensitivity analysis

The group uses a sensitivity analysis that estimates the impacts on the consolidated income statement and other comprehensive income of either an instantaneous increase or decrease of 0.5% in market interest rates or a 10% strengthening or weakening in sterling against all other currencies, from the rates applicable at 30 June 2020 and 30 June 2019, for each class of financial instruments with all other variables remaining constant. The sensitivity analysis excludes the impact of market risks on the net post employment benefit liabilities and assets, and corporate tax payable. This analysis is for illustrative purposes only, as in practice interest and foreign exchange rates rarely change in isolation.

The sensitivity analysis estimates the impact of changes in interest and foreign exchange rates. All hedges are expected to be highly effective for this analysis and it considers the impact of all financial instruments including financial derivatives, cash and cash equivalents, borrowings and other financial assets and liabilities. The results of the sensitivity analysis should not be considered as projections of likely future events, gains or losses as actual results in the future may differ materially due to developments in the global financial markets which may cause fluctuations in interest and exchange rates to vary from the hypothetical amounts disclosed in the table below.

	Impact on income statement gain/(loss)		Impact on consolidated comprehensive income gain/(loss)(i) (ii)
		2019		2019
	2020	(restated(iii))	2020	(restated(iii))
	£ million	£ million	£ million	£ million
0.5% decrease in interest rates	19	27	45	40
0.5% increase in interest rates	(19)	(27)	(43)	(39)
10% weakening of sterling	(26)	(17)	(1,384)	(1,001)
10% strengthening of sterling	22	14	1,132	805

(i)	The impact on foreign currency borrowings and derivatives in net investment hedges is largely offset by the foreign exchange difference arising on the translation of net investments.
(ii)	The impact on the consolidated statement of comprehensive income includes the impact on the income statement.
(iii)	The year ended 30 June 2019 has been restated to reflect the increase or decrease of 0.5% in market interest rates from the rates applicable at 30 June 2019.

(e) Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the group. Credit risk arises on cash balances (including bank deposits and cash and cash equivalents), derivative financial instruments and credit exposures to customers, including outstanding loans, trade and other receivables, financial guarantees and committed transactions.

The carrying amount of financial assets of £5,989 million (2019 - £3,950 million) represents the group’s exposure to credit risk at the balance sheet date as disclosed in section (i), excluding the impact of any collateral held or other credit enhancements. A financial asset is in default when the counterparty fails to pay its contractual obligations. Financial assets are written off when there is no reasonable expectation of recovery.

Credit risk is managed separately for financial and business related credit exposures.

Financial statements (continued)

Financial credit risk

Diageo aims to minimise its financial credit risk through the application of risk management policies approved and monitored by the Board. Counterparties are predominantly limited to major banks and financial institutions, primarily with a long-term credit rating within the A band or better, and the policy restricts the exposure to any one counterparty by setting credit limits taking into account the credit quality of the counterparty. The group’s policy is designed to ensure that individual counterparty limits are adhered to and that there are no significant concentrations of credit risk. The Board also defines the types of financial instruments which may be transacted. The credit risk arising through the use of financial instruments for currency and interest rate risk management is estimated with reference to the fair value of contracts with a positive value, rather than the notional amount of the instruments themselves. Diageo annually reviews the credit limits applied and regularly monitors the counterparties’ credit quality reflecting market credit conditions.

When derivative transactions are undertaken with bank counterparties, the group may, where appropriate, enter into certain agreements with such bank counterparties whereby the parties agree to post cash collateral for the benefit of the other if the net valuations of the derivatives are above a predetermined threshold. At 30 June 2020, the collateral held under these agreements amounted to $221 million (£180 million) (2019 – $152 million (£120 million)).

Business related credit risk

Loan, trade and other receivables exposures are managed locally in the operating units where they arise and active risk management is applied, focusing on country risk, credit limits, ongoing credit evaluation and monitoring procedures. There is no significant concentration of credit risk with respect to loans, trade and other receivables as the group has a large number of customers which are internationally dispersed.

(f) Liquidity risk

Liquidity risk is the risk that Diageo may encounter difficulties in meeting its obligations associated with financial liabilities that are settled by delivering cash or other financial assets. The group uses short-term commercial paper to finance its day-to-day operations. The group’s policy with regard to the expected maturity profile of borrowings is to limit the amount of such borrowings maturing within 12 months to 50% of gross borrowings less money market demand deposits, and the level of commercial paper to 30% of gross borrowings less money market demand deposits. In addition, the group’s policy is to maintain backstop facilities with relationship banks to support commercial paper obligations.

The following tables provide an analysis of the anticipated contractual cash flows including interest payable for the group’s financial liabilities and derivative instruments on an undiscounted basis. Where interest payments are calculated at a floating rate, rates of each cash flow until maturity of the instruments are calculated based on the forward yield curve prevailing at the respective year ends. The gross cash flows of cross currency swaps are presented for the purposes of this table. All other derivative contracts are presented on a net basis. Financial assets and liabilities are presented gross in the consolidated balance sheet although, in practice, the group uses netting arrangements to reduce its liquidity requirements on these instruments.

Financial statements (continued)

Contractual cash flows

	Due within 1 year £ million	Due between 1 and 3 years £ million	Due between 3 and 5 years £ million	Due after 5 years £ million	Total £ million	Carrying amount at balance sheet date £ million
2020
Borrowings(i)	(1,994)	(2,980)	(3,080)	(8,615)	(16,669)	(16,785)
Interest on borrowings(i)(iii)	(466)	(669)	(541)	(1,741)	(3,417)	(148)
Lease capital repayments	(106)	(135)	(71)	(158)	(470)	(470)
Lease future interest payments	(9)	(13)	(9)	(31)	(62)	—
Trade and other financial liabilities(ii)	(2,833)	(127)	(48)	(35)	(3,043)	(3,006)

Non-derivative financial liabilities	(5,408)	(3,924)	(3,749)	(10,580)	(23,661)	(20,409)

Cross currency swaps (gross)
Receivable	65	902	89	1,506	2,562	—
Payable	(41)	(824)	(56)	(1,014)	(1,935)	—
Other derivative instruments (net)	21	89	45	19	174	—

Derivative instruments(iii)	45	167	78	511	801	610

2019
Borrowings(i)	(1,957)	(2,942)	(2,845)	(4,748)	(12,492)	(12,555)
Interest on borrowings(i)(iii)	(363)	(489)	(368)	(1,362)	(2,582)	(124)
Finance lease capital repayments(iv)	(43)	(43)	(33)	(9)	(128)	(128)
Finance lease future interest payments(iv)	(5)	(7)	(3)	—	(15)	—
Trade and other financial liabilities(ii)	(3,305)	(233)	(3)	(11)	(3,552)	(3,524)

Non-derivative financial liabilities	(5,673)	(3,714)	(3,252)	(6,130)	(18,769)	(16,331)

Cross currency swaps (gross)
Receivable	63	125	854	1,503	2,545	—
Payable	(41)	(82)	(811)	(1,042)	(1,976)	—
Other derivative instruments (net)	70	27	30	18	145	—

Derivative instruments(iii)	92	70	73	479	714	400

(i)	For the purpose of these tables above, borrowings are defined as gross borrowings excluding lease liabilities and fair value of derivative instruments as disclosed in note 16.
(ii)	Primarily consists of trade and other payables that meet the definition of financial liabilities under IAS 32.
(iii)	Carrying amount of interest on borrowings, interest on derivatives and interest on other payable is included within interest payable in note 14.
(iv)	For the year ended 30 June 2019 lease liabilities only include liabilities that met the criteria of ‘finance leases’ under IAS 17—Leases.

The group had available undrawn committed bank facilities as follows:

	2020 £ million	2019 £ million
Expiring within one year(i)	2,439	—
Expiring between one and two years	610	—
Expiring after two years	2,236	2,756

	5,285	2,756

(i)	Diageo has the rights to extend £813 million of the committed facilities expiring within one year to May 2022.

The facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group’s commercial paper programmes.

Financial statements (continued)

There are no financial covenants on the group’s material short- and long-term borrowings. Certain of these borrowings contain cross default provisions and negative pledges.

The committed bank facilities are subject to a single financial covenant, being minimum interest cover ratio of two times (defined as the ratio of operating profit before exceptional items, aggregated with share of after tax results of associates and joint ventures, to net interest). They are also subject to pari passu ranking and negative pledge covenants.

Any non-compliance with covenants underlying Diageo’s financing arrangements could, if not waived, constitute an event of default with respect to any such arrangements, and any non-compliance with covenants may, in particular circumstances, lead to an acceleration of maturity on certain borrowings and the inability to access committed facilities. Diageo was in full compliance with its financial, pari passu ranking and negative pledge covenants in respect of its material short and long-term borrowings throughout each of the years presented.

(g) Fair value measurements

Fair value measurements of financial instruments are presented through the use of a three-level fair value hierarchy that prioritises the valuation techniques used in fair value calculations.

The group maintains policies and procedures to value instruments using the most relevant data available. If multiple inputs that fall into different levels of the hierarchy are used in the valuation of an instrument, the instrument is categorised on the basis of the most subjective input.

Foreign currency forwards and swaps, cross currency swaps and interest rate swaps are valued using discounted cash flow techniques. These techniques incorporate inputs at levels 1 and 2, such as foreign exchange rates and interest rates. These market inputs are used in the discounted cash flow calculation incorporating the instrument’s term, notional amount and discount rate, and taking credit risk into account. As significant inputs to the valuation are observable in active markets, these instruments are categorised as level 2 in the hierarchy.

Other financial liabilities include a put option, which does not have an expiry date, held by Industrias Licoreras de Guatemala (ILG) to sell the remaining 50% equity stake in Rum Creations & Products Inc, the owner of the Zacapa rum brand, to Diageo. The liability is fair valued and as at 30 June 2020 an amount of £167 million (30 June 2019—£174 million) is recognised as a liability with changes in fair value of the put option included in retained earnings. As the valuation of this option uses assumptions not observable in the market, it is categorised as level 3 in the hierarchy. As at 30 June 2020 because it is unknown when or if ILG will exercise the option the liability is measured as if the exercise date is on the last day of the next financial year considering forecast future performance.

Included in other financial liabilities, the contingent consideration on acquisition of businesses represents the present value of payments up to £283 million linked to certain performance targets which are expected to be paid over the next 10 years.

The group’s financial assets and liabilities measured at fair value are categorised as follows:

	2020 £ million	2019 £ million
Derivative assets	758	531
Derivative liabilities	(145)	(129)

Valuation techniques based on observable market input (Level 2)	613	402

Financial assets - other	116	86
Financial liabilities - other	(416)	(401)

Valuation techniques based on unobservable market input (Level 3)	(300)	(315)

Financial statements (continued)

In the year ended 30 June 2020, the increase in financial assets - other of £30 million is principally due to additions. In the year ended 30 June 2019, the decrease in financial assets - other of £3 million was mainly due to additions offset by advances promised to associates recognised only when targets are achieved.

The movements in level 3 instruments, measured on a recurring basis, are as follows:

	Zacapa financial liability	Contingent consideration recognised on acquisition of businesses(i)	Zacapa financial liability	Contingent consideration recognised on acquisition of businesses
	2020	2020	2019	2019
	£ million	£ million	£ million	£ million
At the beginning of the year	(174)	(227)	(164)	(188)
Net losses included in the income statement	(6)	(24)	(8)	(25)
Net losses included in exchange in other comprehensive income	(5)	(5)	(8)	(8)
Net gains/(losses) included in retained earnings	9	—	(3)	—
Additions	—	(42)	—	(15)
Settlement of liabilities	9	49	9	9

At the end of the year	(167)	(249)	(174)	(227)

(i)	Included in the balance at 30 June 2020 is £173 million in respect of the acquisition of Casamigos (2019 - £197 million).

There were no transfers between levels during the two years ended 30 June 2020 and 30 June 2019.

(h) Results of hedge relationships

The group targets a one-to-one hedge ratio. Strengths of the economic relationship between the hedged item and the hedging instrument is analysed on an ongoing basis. Ineffectiveness can arise from subsequent change in the forecast transactions as a result of timing, cash flows or value except when the critical terms of the hedging instrument and hedged item are closely aligned. The change in the credit risk of the hedging instruments or the hedged items is not expected to be the primary factor in the economic relationship.

The notional amounts, contractual maturities and rates of the hedging instruments designated in hedging relationships as of 30 June 2020 by the main risk categories are as follows:

	Notional amounts £ million	Maturity	Range of hedged rates(i)
2020
Net investment hedges
Derivatives in net investment hedges of foreign operations	—	—	—
Cash flow hedges
Derivatives in cash flow hedge (foreign currency debt)	1,667	April 2023-April 2043	US dollar 1.22-1.88
Derivatives in cash flow hedge (foreign currency exchange risk)	1,428	September 2020-March 2022	US dollar 1.19-1.36, euro 1.06-1.18
Derivatives in cash flow hedge (commodity price risk)	133	July 2020 - February 2023	Corn: 3.45 - 4.04 USD/Bu Fuel Oil: 1.11 - 1.87 USD/gal
Fair value hedges
Derivatives in fair value hedge (interest rate risk)	6,092	July 2020-April 2030	(0.01)-4.83%
2019
Net investment hedges
Derivatives in net investment hedges of foreign operations	68	July 2019	Turkish lira 7.55
Cash flow hedges
Derivatives in cash flow hedge (foreign currency debt)	1,614	April 2023-April 2043	US dollar 1.22-1.88
Derivatives in cash flow hedge (foreign currency exchange risk)	1,599	September 2019-February 2021	US dollar 1.28-1.47, euro 1.08-1.15
Derivatives in cash flow hedge (commodity price risk)	97	July 2019-May 2021	Wheat 148.75-171 GBP/t, Aluminium 1971-2204 USD/MT
Fair value hedges
Derivatives in fair value hedge (interest rate risk)	4,063	May 2020-May 2028	(0.01)-3.09%

(i)	In case of derivatives in cash flow hedge (commodity price risk and foreign exchange risk) the range of the most significant contract’s hedged rates are presented.

Financial statements (continued)

For hedges of the cash flow risk from a change in forward exchange rates using cross currency interest rate swaps, the retranslation of the related bond principal to closing exchange rates and recognition of interest on the related bonds will affect the income statement in each year until the related bonds mature in 2023, 2036 and 2043. Exchange retranslation and the interest on the hedged bonds in the income statement are expected to offset those on the cross currency swaps in each of the years.

In respect of cash flow hedging instruments, a gain of £173 million (2019 - £79 million gain; 2018 - £57 million loss) has been recognised in other comprehensive income due to changes in fair value. A loss of £42 million has been transferred out of other comprehensive income to other operating expenses and a gain of £75 million to other finance charges, respectively (2019 - a loss of £45 million and a gain of £82 million; 2018 - a gain of £7 million and a loss of £6 million) to offset the foreign exchange impact on the underlying transactions. A loss of £8 million (2019 - £nil, 2018 - £nil) has been transferred out of other comprehensive income to operating profit in relation to commodity hedges. The carrying amount of hedged items recognised in the statement of financial position in relation to hedges of cash flow risk arising from foreign currency debts equals the notional value of the hedging instruments at 30 June 2020 and are included within borrowings. The notional amount for cash flow hedges of foreign currency debt at 30 June 2020 was £1,667 million (2019 - £1,614 million).

For cash flow hedges of forecast transactions at 30 June 2020, based on year end interest and exchange rates, there is expected to be a loss to the income statement of £62 million in the year ending 30 June 2021 and a gain of £4 million in the year ending 30 June 2022.

For hedges, that are no longer applicable at 30 June 2020, a loss of £20 million (2019 - a loss of £20 million) in respect of hedges of foreign currency borrowings is reported in reserves. There was no significant ineffectiveness on net investment and cash flow hedges during the year ended 30 June 2020.

The carrying amount of hedged items recognised in the statement of financial position in relation to fair value hedges £6,092 million (2019 - £4,063 million) equals the notional value of the hedging instruments at 30 June 2020 and are included within borrowings.

For fair value hedges, that are no longer applicable, the accumulated fair value changes shown on the statement of financial position at 30 June 2020 was £13 million (2019 - £21 million).

Financial statements (continued)

The following table sets out information regarding the effectiveness of hedging relationships designated by the Group, as well as the impacts on profit or loss and other comprehensive income:

	At the beginning of the year £ million	Income statement £ million	Consolidated comprehensive income £ million	Other £ million	At the end of the year £ million
2020
Net investment hedges
Derivatives in net investment hedges of foreign operations	(1)	—	(1)	2	—
Cash flow hedges
Derivatives in cash flow hedge (foreign currency debt)	271	75	146	(23)	469
Derivatives in cash flow hedge (foreign currency exchange risk)	(57)	(47)	(1)	47	(58)
Derivatives in cash flow hedge (commodity price risk)	(9)	(8)	(3)	11	(9)
Fair value hedges
Derivatives in fair value hedge (interest rate risk)	104	85	—	—	189
Fair value hedge hedged item	(103)	(86)	—	—	(189)

Instruments in fair value hedge relationship	1	(1)	—	—	—

2019
Net investment hedges
Derivatives in net investment hedges of foreign operations	(3)	—	(25)	27	(1)
Cash flow hedges
Derivatives in cash flow hedge (foreign currency debt)	112	82	98	(21)	271
Derivatives in cash flow hedge (foreign currency exchange risk)	(16)	(24)	(41)	24	(57)
Derivatives in cash flow hedge (commodity price risk)	—	—	(9)	—	(9)
Fair value hedges
Derivatives in fair value hedge (interest rate risk)	(15)	119	—	—	104
Fair value hedge hedged item	17	(120)	—	—	(103)

Instruments in fair value hedge relationship	2	(1)	—	—	1

Financial statements (continued)

(i) Reconciliation of financial instruments

The table below sets out the group’s accounting classification of each class of financial assets and liabilities:

	Fair value through income statement £ million	Fair value through other comprehensive income £ million	Assets and liabilities at amortised cost £ million	Not categorised as a financial instrument £ million	Total £ million	Current £ million	Non-current £ million
2020
Other investments and loans(i)	96	20	5	2	123	—	123
Trade and other receivables	—	—	1,784	373	2,157	2,111	46
Cash and cash equivalents	—	—	3,323	—	3,323	3,323	—
Derivatives in fair value hedge (interest rate risk)	189	—	—	—	189	—	189
Derivatives in cash flow hedge (foreign currency debt)	469	—	—	—	469	—	469
Derivatives in cash flow hedge (foreign currency exchange risk)	8	—	—	—	8	1	7
Derivatives in cash flow hedge (commodity price risk)	1	—	—	—	1	1	—
Other instruments	91	—	—	—	91	73	18
Leases	—	—	3	—	3	—	3

Total other financial assets	758	—	3	—	761	75	686

Total financial assets	854	20	5,115	375	6,364	5,509	855

Borrowings(ii)	—	—	(16,785)	—	(16,785)	(1,995)	(14,790)
Trade and other payables	(249)	—	(2,742)	(867)	(3,858)	(3,683)	(175)
Derivatives in cash flow hedge (foreign currency exchange risk)	(66)	—	—	—	(66)	(52)	(14)
Derivatives in cash flow hedge (commodity price risk)	(10)	—	—	—	(10)	(9)	(1)
Other instruments	(236)	—	—	—	(236)	(222)	(14)
Leases	—	—	(470)	—	(470)	(106)	(364)

Total other financial liabilities	(312)	—	(470)	—	(782)	(389)	(393)

Total financial liabilities	(561)	—	(19,997)	(867)	(21,425)	(6,067)	(15,358)

Total net financial assets/(liabilities)	293	20	(14,882)	(492)	(15,061)	(558)	(14,503)

2019
Other investments and loans(i)	67	19	16	2	104	—	104
Trade and other receivables	—	—	2,385	362	2,747	2,694	53
Cash and cash equivalents	—	—	932	—	932	932	—
Derivatives in fair value hedge (interest rate risk)	104	—	—	—	104	2	102
Derivatives in cash flow hedge (foreign currency debt)	283	—	—	—	283	—	283
Derivatives in cash flow hedge (foreign currency exchange risk)	1	—	—	—	1	1	—
Other instruments at fair value	143	—	—	—	143	124	19

Total other financial assets	531	—	—	—	531	127	404

Total financial assets	598	19	3,333	364	4,314	3,753	561

Borrowings(ii)	—	—	(12,555)	—	(12,555)	(1,959)	(10,596)
Trade and other payables	(227)	—	(3,251)	(946)	(4,424)	(4,202)	(222)
Derivatives in cash flow hedge (foreign currency debt)	(12)	—	—	—	(12)	—	(12)
Derivatives in cash flow hedge (foreign currency exchange risk)	(58)	—	—	—	(58)	(41)	(17)
Derivatives in cash flow hedge (commodity price risk)	(9)	—	—	—	(9)	(9)	—
Derivatives in net investment hedge	(1)	—	—	—	(1)	(1)	—
Other instruments	(223)	—	(26)	—	(249)	(239)	(10)
Finance leases(iii)	—	—	(128)	—	(128)	(43)	(85)

Total other financial liabilities	(303)	—	(154)	—	(457)	(333)	(124)

Total financial liabilities	(530)	—	(15,960)	(946)	(17,436)	(6,494)	(10,942)

Total net financial liabilities	68	19	(12,627)	(582)	(13,122)	(2,741)	(10,381)

(i)	Other investments and loans are including those in respect of associates.
(ii)	Borrowings are defined as gross borrowings excluding lease liabilities and the fair value of derivative instruments.
(iii)	In the year ended 30 June 2019 lease liabilities only include liabilities that met the criteria of ‘finance leases’ under IAS 17 - Leases.

At 30 June 2020 and 30 June 2019, the carrying values of cash and cash equivalents, other financial assets and liabilities approximate to fair values. At 30 June 2020 the fair value of borrowings, based on unadjusted quoted market data, was £18,175 million (2019 – £13,240 million).

Financial statements (continued)

(j) Capital management

The group’s management is committed to enhancing shareholder value in the long-term, both by investing in the business and brands so as to deliver continued improvement in the return from those investments and by managing the capital structure. Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels. This is achieved by targeting an adjusted net borrowings (net borrowings aggregated with post employment benefit liabilities) to adjusted EBITDA leverage of 2.5 – 3.0 times, this range for Diageo being currently broadly consistent with an A band credit rating. Diageo would consider operating outside of this range in order to effect strategic initiatives within its stated goals, which could have an impact on its rating. If Diageo’s leverage was to be negatively impacted by the financing of an acquisition, it would seek over time to return to the range of 2.5 – 3.0 times. The group regularly assesses its debt and equity capital levels against its stated policy for capital structure. As at 30 June 2020 the adjusted net borrowings (£13,995 million) to adjusted EBITDA ratio was 3.3 times. For this calculation net borrowings are adjusted by post employment benefit liabilities before tax (£749 million) whilst adjusted EBITDA (£4,270 million) comprises operating profit excluding exceptional operating items and depreciation, amortisation and impairment and includes share of after tax results of associates and joint ventures.

16. Net borrowings

Accounting policies

Borrowings are initially recognised at fair value net of transaction costs and are subsequently reported at amortised cost. Certain bonds are designated in fair value hedge relationship. In these cases, the amortised cost is adjusted for the fair value of the risk being hedged, with changes in value recognised in the income statement. The fair value adjustment is calculated using a discounted cash flow technique based on unadjusted market data.

Bank overdrafts form an integral part of the group’s cash management and are included as a component of net cash and cash equivalents in the consolidated statement of cash flows.

Cash and cash equivalents comprise cash in hand and deposits which are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value and have an original maturity of three months or less, including money market deposits, commercial paper and investments.

Net borrowings are defined as gross borrowings (short-term borrowings and long-term borrowings plus lease liabilities plus interest rate hedging instruments, cross currency interest rate swaps and funding foreign currency forwards and swaps used to manage borrowings) less cash and cash equivalents.

As a result of the adoption of IFRS 16 on 1 July 2019, net borrowings include leases previously classified as operating leases under IAS 17. Comparative information has not been restated.

Financial statements (continued)

	2020 £ million	2019 £ million
Bank overdrafts	170	211
Commercial paper	—	649
Bank and other loans	367	190
Credit support obligations	180	120
US$ 500 million floating bonds due 2020	—	394
US$ 500 million 3% bonds due 2020	—	393
€ 775 million 0% bonds due 2020	711	—
US$ 696 million 4.828% bonds due 2020	566	—
Fair value adjustment to borrowings	1	2

Borrowings due within one year	1,995	1,959

€ 775 million 0% bonds due 2020	—	691
US$ 696 million 4.828% bonds due 2020	—	538
€ 900 million 0.25% bonds due 2021	825	802
US$ 1,000 million 2.875% bonds due 2022(i)	812	785
US$ 300 million 8% bonds due 2022(i)	243	235
US$ 1,350 million 2.625% bonds due 2023	1,096	1,060
€ 600 million 0.125% bonds due 2023	548	533
US$ 500 million 3.5% bonds due 2023	405	393
US$ 600 million 2.125% bonds due 2024	487	—
€ 500 million 1.75% bonds due 2024	456	444
€ 500 million 0.5% bonds due 2024	456	443
US$ 750 million 1.375% bonds due 2025	606	—
€ 600 million 1% bonds due 2025	546	531
€ 850 million 2.375% bonds due 2026	776	755
£ 500 million 1.75% bonds due 2026	496	496
€ 750 million 1.875% bonds due 2027	683	—
€ 500 million 1.5% bonds due 2027	457	445
US$ 500 million 3.875% bonds due 2028	404	391
US$ 1,000 million 2.375% bonds due 2029	804	—
£ 300 million 2.875% bonds due 2029	298	—
US$ 1,000 million 2% bonds due 2030	807	—
€ 1,000 million 2.5% bonds due 2032	911	—
US$ 750 million 2.125% bonds due 2032	603	—
US$ 400 million 7.45% bonds due 2035(i)	325	315
US$ 600 million 5.875% bonds due 2036	483	468
US$ 500 million 4.25% bonds due 2042(i)	402	389
US$ 500 million 3.875% bonds due 2043	400	387
Bank and other loans	260	373
Fair value adjustment to borrowings	201	122

Borrowings due after one year	14,790	10,596

Total borrowings before derivative financial instruments	16,785	12,555
Fair value of cross currency interest rate swaps	(469)	(271)
Fair value of foreign exchange swaps and forwards	(28)	(99)
Fair value of interest rate hedging instruments	(189)	(104)
Lease liabilities(ii)	470	128

Gross borrowings	16,569	12,209
Less: Cash and cash equivalents	(3,323)	(932)

Net borrowings	13,246	11,277

Financial statements (continued)

(i)	SEC-registered debt issued on an unsecured basis by Diageo Investment Corporation, a 100% owned finance subsidiary of Diageo plc.
(ii)	In the year ended 30 June 2019 lease liabilities only includes leases that were classified as finance leases under IAS 17—Leases.
(1)	The interest rates shown are those contracted on the underlying borrowings before taking into account any interest rate hedges (see note 15).
(2)	Bonds are stated net of unamortised finance costs of £86 million (2019 – £63 million; 2018 – £60 million).
(3)	Bonds are reported above at amortised cost with a fair value adjustment shown separately.
(4)	All bonds, medium-term notes and commercial paper issued on an unsecured basis by the group’s 100% owned subsidiaries are fully and unconditionally guaranteed on an unsecured basis by Diageo plc.

Gross borrowings before derivative financial instruments are expected to mature as follows:

	2020 £ million	2019 £ million
Within one year	1,995	1,959
Between one and three years	3,013	2,940
Between three and five years	3,134	2,879
Beyond five years	8,643	4,777

	16,785	12,555

During the year the following bonds were issued and repaid:

	2020 £ million	2019 £ million	2018 £ million
Issued
€ denominated	1,594	2,270	1,136
£ denominated	298	496	—
US$ denominated	3,296	—	1,476
Repaid
€ denominated	—	(1,168)	—
US$ denominated	(820)	—	(1,571)

	4,368	1,598	1,041

(a) Reconciliation of movement in net borrowings

	2020 £ million	2019 £ million
At beginning of the year	11,277	9,091
Net increase in cash and cash equivalents before exchange	(2,552)	(54)
Net increase in bonds and other borrowings(i)	4,089	2,331

Change in net borrowings from cash flows	1,537	2,277
Exchange differences on net borrowings	95	22
Other non-cash items(ii)	86	(113)
Adoption of IFRS 16	251	—

Net borrowings at end of the year	13,246	11,277

(i)	In the year ended 30 June 2020, net increase in bonds and other borrowings excludes £6 million cash outflow in respect of derivatives designated in forward point hedges (2019—£12 million).
(ii)

In the years ended 30 June 2020 other non-cash items are principally in respect of leases of £206 million entered into in the period partially offset by the fair value changes of cross currency interest rate swaps. In the year ended 30 June 2019 other non-cash items are principally in respect of changes in the fair value of borrowings.

Financial statements (continued)

(b) Analysis of net borrowings by currency

	2020		2019
	Cash and cash equivalents £ million	Gross borrowings(i) £ million	Cash and cash equivalents £ million	Gross borrowings(i) £ million
US dollar	2,649	(6,300)	88	525
Euro	57	(3,119)	70	(2,910)
Sterling	19	(6,233)	40	(9,308)
Indian rupee	13	(253)	23	(247)
Kenyan shilling	28	(351)	79	(223)
Hungarian forint	3	(239)	4	157
Mexican peso	16	(104)	16	(78)
South African rand	1	(23)	23	(35)
Chinese yuan	207	(1)	249	9
Other(ii)	330	54	340	(99)

Total	3,323	(16,569)	932	(12,209)

(i)	Includes foreign currency forwards and swaps and leases.
(ii)	Includes £100 million (Turkish lira) cash and cash equivalents in cash-pooling arrangements (2019 - £122 million (Turkish lira)).

17. Equity

Accounting policies

Own shares represent shares and share options of Diageo plc that are held in treasury or by employee share trusts for the purpose of fulfilling obligations in respect of various employee share plans or were acquired as part of a share buyback programme. Own shares are treated as a deduction from equity until the shares are cancelled, reissued or disposed of and when vest are transferred from own shares to retained earnings at their weighted average cost.

Share-based payments include share awards and options granted to directors and employees. The fair value of equity settled share options and share grants is initially measured at grant date based on the binomial or Monte Carlo models and is charged to the income statement over the vesting period. For equity settled shares the credit is included in retained earnings. Cancellations of share options are treated as an acceleration of the vesting period and any outstanding charge is recognised in operating profit immediately. Any surplus or deficit arising on the sale of the Diageo plc shares held by the group is included as a movement in equity.

Dividends are included in the financial statements in the year in which they are approved.

(a) Allotted and fully paid share capital – ordinary shares of 28 101/108 pence each

	Number of shares million	Nominal value £ million
At 30 June 2020	2,562	742
At 30 June 2019	2,601	753
At 30 June 2018	2,695	780

Financial statements (continued)

(b) Hedging and exchange reserve

	Hedging reserve £ million	Exchange reserve £ million	Total £ million
At 30 June 2017	(21)	(432)	(453)
Other comprehensive loss	(44)	(530)	(574)

Adoption of IFRS 9 by associate	(3)	—	(3)

At 30 June 2018	(68)	(962)	(1,030)
Other comprehensive income	31	181	212

At 30 June 2019	(37)	(781)	(818)
Other comprehensive income/(loss)	125	(241)	(116)
Transfers from other retained earnings	5	—	5

At 30 June 2020	93	(1,022)	(929)

£30 million surplus (2019 – £1 million surplus, 2018 – £9 million deficit) out of the hedging reserve represents the cost of hedging arising as a result of imperfections of foreign exchange markets in the form of foreign currency basis spreads.

(c) Own shares

Movements in own shares

	Number of shares million	Purchase consideration £ million
At 30 June 2017	241	2,176
Share trust arrangements	(1)	(9)
Shares purchased - employee share plans	2	66
Shares used to satisfy options	(4)	(89)
Shares purchased - share buyback programme	59	1,507
Shares cancelled	(59)	(1,507)

At 30 June 2018	238	2,144
Share trust arrangements	(1)	(14)
Shares used to satisfy options	(5)	(104)
Shares purchased - share buyback programme	95	2,775
Shares cancelled	(95)	(2,775)

At 30 June 2019	232	2,026
Share trust arrangements	(1)	(7)
Shares used to satisfy options	(4)	(83)
Shares purchased - share buyback programme	39	1,282
Shares cancelled	(39)	(1,282)

At 30 June 2020	227	1,936

Share trust arrangements

At 30 June 2020 the employee share trusts owned 2 million of ordinary shares in Diageo plc (the company) at a cost of £51 million and market value of £57 million (2019 – 3 million shares at a cost of £58 million, market value £92 million; 2018 – 4 million shares at a cost of £72 million, market value £106 million). Dividends receivable by the employee share trusts on the shares are waived and the trustee abstains from voting.

Purchase of own shares

Authorisation was given by shareholders on 19 September 2019 to purchase a maximum of 237,177,623 shares at a minimum price of 28 101/108 pence and a maximum price of higher of (a) 105% of the average of the middle market quotations for an ordinary share for the five preceding business days and (b) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange at the time the purchase is carried out. The programme expires at the conclusion of the next Annual General Meeting or on 18 December 2020 if earlier.

Financial statements (continued)

During the year ended 30 June 2019 the company purchased call options over 4 million shares at a cost of £14 million to hedge employee share awards and share option grants. These are three-year call options, denominated in sterling. During the year ended 30 June 2018, as part of the employee share schemes, the company purchased 2.5 million ordinary shares, nominal value of £1 million, representing approximately 0.1% of the issued ordinary share capital (excluding treasury shares).

On 25 July 2019, the Board approved a return of capital programme with up to £4.5 billion to be returned to shareholders over the three-year period to 30 June 2022. Under the first phase of the programme, which ended on 31 January 2020, the group returned £1.25 billion via share buybacks.

During the year ended 30 June 2020 the group purchased approximately 39 million ordinary shares (2019 – 94.7 million, 2018 – 58.9 million), representing approximately 1.5% of the issued ordinary share capital (2019 – 3.5%, 2018 – 2.1%) at an average price of £32.43 per share, and an aggregate cost of £1,282 million (including £7 million of transaction costs) (2019 – £29.24 per share, and an aggregate cost of £2,775 million, including £6 million of transaction costs, 2018 – £25.43 per share, and an aggregate cost of £1,507 million, including £9 million of transaction costs) under the share buyback programme. This amount includes the aggregate consideration of £26 million (including £17 million settlement payments for the purchases made in the year ended 30 June 2019 and 30 June 2020) in relation to the prior year programme, which was completed on 10 July 2019 resulting in the repurchase of £0.3 million shares in the year ended 30 June 2020. The shares purchased under the share buyback programmes were cancelled.

At 30 June 2020 the leverage ratio, calculated as adjusted net borrowings to adjusted EBITDA, was 3.3x and the group anticipates leverage to be above the target range of 2.5-3.0x through the year ending 30 June 2021. The company has paused the return of capital programme until leverage is back within the target range.

The monthly breakdown of all shares purchased and the average price paid per share (excluding expenses) for the year ended 30 June 2020 were as follows:

Period	Number of shares purchased under share buyback programme	Total number of shares purchased	Average price paid pence	Authorised purchases unutilised at month end
July 2019	270,502	270,502	3373	162,912,211
August 2019	5,945,767	5,945,767	3422	156,966,444
1-19 September 2019	5,662,939	5,662,939	3514	151,303,505
20-30 September 2019	2,549,669	2,549,669	3249	234,627,954
October 2019	9,959,084	9,959,084	3220	224,668,870
November 2019	3,837,551	3,837,551	3099	220,831,319
December 2019	6,597,406	6,597,406	3100	214,233,913
January 2020	4,176,677	4,176,677	3165	210,057,236

Total	38,999,595	38,999,595	3243	210,057,236

In April 2020, the Directors became aware that certain share buybacks and certain transactions related to the company’s employee share schemes with or for the benefit of the company’s employee benefit and share ownership trusts undertaken between 10 May 2019 and 9 August 2019, amounting to approximately £320 million (‘the affected transactions’), were undertaken contrary to the applicable provisions of the Companies Act 2006 as they were undertaken following utilisation in full of the company’s distributable reserves as set out in its balance sheet as at 30 June 2018. At the Annual General Meeting to be held on 28 September 2020, a resolution will be proposed which will appropriate an equivalent amount of distributable profits of the company to the payments made in respect of the affected transactions and will implement arrangements to put all potentially affected parties, so far as possible, in the position in which

Financial statements (continued)

they were intended to be had the affected transactions been undertaken in accordance with the applicable provisions of the Companies Act 2006. This resolution and the arrangements that it implements will, if approved by shareholders, constitute a related party transaction under IAS 24 and under the Listing Rules, as the Directors would benefit from the waiver of any claims that the company has or may have against them as a result of the affected transactions. These arrangements are not expected to have any effect on the company’s financial position as the company has not recorded or disclosed its right potentially to make claims against any person in respect of the affected transactions as an asset or contingent asset of the company.

(d) Dividends

	2020 £ million	2019 £ million	2018 £ million
Amounts recognised as distributions to equity shareholders in the year
Final dividend for the year ended 30 June 2019 42.47 pence per share (2018 – 40.4 pence; 2017 – 38.5 pence)	1,006	993	968
Interim dividend for the year ended 30 June 2020 27.41 pence per share (2019 – 26.1 pence; 2018 – 24.9 pence)	640	630	613

	1,646	1,623	1,581

The proposed final dividend of £992 million (42.47 pence per share) for the year ended 30 June 2020 was approved by the Board of Directors on 3 August 2020. As this was after the balance sheet date and the dividend is subject to approval by shareholders at the Annual General Meeting, this dividend has not been included as a liability in these consolidated financial statements. There are no corporate tax consequences arising from this treatment.

Dividends are waived on all treasury shares owned by the company and all shares owned by the employee share trusts.

Financial statements (continued)

(e) Non-controlling interests

Diageo consolidates USL, a company incorporated in India, with a 42.73% non-controlling interest and has a 50% controlling interest in Ketel One Worldwide B.V. (Ketel One), a company incorporated in the Netherlands. All other consolidated subsidiaries are fully owned or the non-controlling interests are not material.

Summarised financial information for USL and other subsidiaries, after fair value adjustments on acquisition, and the amounts attributable to non-controlling interests are as follows:

	2020			2019	2018
	USL £ million	Others £ million	Total £ million	Total £ million	Total £ million
Income statement
Sales	2,790	1,898	4,688	5,346	4,926
Net sales	846	1,468	2,314	2,656	2,431
(Loss)/profit for the year	(53)	138	85	383	244
Other comprehensive (loss)/income(i)	(112)	16	(96)	137	(163)

Total comprehensive (loss)/income	(165)	154	(11)	520	81

Attributable to non-controlling interests	(71)	79	8	234	53

Balance sheet
Non-current assets(ii)	2,041	3,129	5,170	5,313	4,973
Current assets	541	739	1,280	1,469	1,384
Non-current liabilities	(349)	(1,110)	(1,459)	(1,526)	(1,425)
Current liabilities	(466)	(722)	(1,188)	(1,204)	(1,183)
Net assets	1,767	2,036	3,803	4,052	3,749

Attributable to non-controlling interests	756	912	1,668	1,795	1,765

Cash flow
Net cash inflow from operating activities	29	204	233	542	334
Net cash outflow from investing activities	(16)	(136)	(152)	(157)	(136)
Net cash outflow from financing activities	(34)	(175)	(209)	(266)	(164)

Net (decrease)/increase in cash and cash equivalents	(21)	(107)	(128)	119	34
Exchange differences	(1)	(2)	(3)	3	(2)
Dividends payable to non-controlling interests	—	(117)	(117)	(114)	(101)

(i)	Other comprehensive income is principally in respect of exchange on translating the subsidiaries to sterling.
(ii)

Non-current assets include the global distribution rights to distribute Ketel One vodka products throughout the world. The carrying value of the distribution rights at 30 June 2020 was £1,464 million (2019 – £1,418 million; 2018 – £1,363 million).

(1)	On 29 July 2019 East African Breweries Limited completed a purchase of 4% of the share capital of Serengeti Breweries Limited. This increased Diageo’s effective economic interest from 39.2% to 40.2%.

(2)

On 20 August 2019 and 28 February 2020 Diageo completed the purchase of 0.46% and 0.7% of the share capital of United Spirits Limited (USL) respectively. This increased Diageo’s controlling shareholding position from 54.78% to 55.94%, excluding 2.38% owned by the USL Share Trust.

Financial statements (continued)

(f) Employee share compensation

The group uses a number of share award and option plans to grant to its directors and employees.

The annual fair value charge in respect of the equity settled plans for the three years ended 30 June 2020 is as follows:

	2020 £ million	2019 £ million	2018 £ million
Executive share award plans	(3)	41	33
Executive share option plans	2	4	3
Savings plans	3	4	3

	2	49	39

Executive share awards are primarily made under the Diageo 2014 Long Term Incentive Plan (DLTIP) from September 2014 onwards. Prior to the introduction of the DLTIP, employees in associated companies were granted awards under the Diageo plc 2011 Associated Companies Share Incentive Plan (DACSIP). There was a single grant in September 2016 under the Diageo Performance Incentive plan. Under all of these plans, conditional awards can be delivered in the form of restricted shares or share options at the market value at the time of grant.

Share awards normally vest and are released on the third anniversary of the grant date. Participants do not make a payment to receive the award at grant. Executive Directors are required to hold any vested shares awarded from 2014 for a further two-year period. Share options may normally be exercised between three and ten years after the grant date. Executives in North America and Latin America and Caribbean are granted awards over the company’s ADSs (one ADS is equivalent to four ordinary shares).

Performance shares under the DLTIP are subject to the achievement of three equally weighted performance tests: 1) compound annual growth in profit before exceptional items over three years; 2) compound annual growth in organic net sales over three years; 3) cumulative free cash flow over a three-year period, measured at constant exchange rates. Shares awarded under the Diageo Performance Incentive plan (DPI) in September 2016 are subject to the achievement of two equally weighted performance tests over the three-year performance period. These were: 1) compound annual growth in organic net sales over three years; and 2) productivity savings over three years, with an assessment of line manager performance as an underpin. Performance share options under the DLTIP are subject to the achievement of two equally weighted performance tests: 1) a comparison of Diageo’s three-year TSR with a peer group; 2) compound annual growth in profit before exceptional items over three years. Performance measures and targets are set annually by the Remuneration Committee. The vesting range is 20% or 25% (for Executive Directors and for other participants respectively) for achieving minimum performance targets, up to 100% for achieving the maximum target level. Retesting of the performance condition is not permitted.

For performance shares under the DLTIP dividends are accrued on awards and are given to participants to the extent that the awards actually vest at the end of the performance period. Dividends are normally paid out in the form of shares.

For the three years ended 30 June 2020, the calculation of the fair value of each share award used the Monte Carlo pricing model and the following assumptions:

	2020	2019	2018
Risk free interest rate	0.4%	0.8%	0.3%
Expected life of the awards	37 months	37 months	37 months
Dividend yield	1.9%	2.4%	2.6%
Weighted average share price	3501 p	2736 p	2573 p
Weighted average fair value of awards granted in the year	899 p	1941 p	1761 p
Number of awards granted in the year	1.7 million	2.5 million	2.3 million
Fair value of all awards granted in the year	£16 million	£48 million	£41 million

Financial statements (continued)

Transactions on schemes

Transactions on the executive share award plans for the three years ended 30 June 2020 were as follows:

	2020 Number of awards million	2019 Number of awards million	2018 Number of awards million
Balance outstanding at 1 July	7.0	7.8	7.9
Granted	1.8	2.5	2.3
Awarded	(2.5)	(2.1)	(0.7)
Forfeited	(0.7)	(1.2)	(1.7)

Balance outstanding at 30 June	5.6	7.0	7.8

The exercise price of share options outstanding at 30 June 2020 was in the range of 1080 pence-3483 pence (2019—952 pence-2773 pence; 2018 - 765 pence-2602 pence).

At 30 June 2020, 3.8 million share options were exercisable at a weighted average exercise price of 1998 pence.

Financial statements (continued)

Other financial information

Introduction

This section includes additional financial information that are either required by the relevant accounting standards or management considers these to be material information for shareholders.

18. Contingent liabilities and legal proceedings

Accounting policies

Provision is made for the anticipated settlement costs of legal or other disputes against the group where it is considered to be probable that a liability exists and a reliable estimate can be made of the likely outcome. Where it is possible that a settlement may be reached or it is not possible to make a reliable estimate of the estimated financial effect appropriate disclosure is made but no provision created.

Critical accounting judgements and estimates

Judgement is necessary in assessing the likelihood that a claim will succeed, or a liability will arise, and an estimate to quantify the possible range of any settlement. Due to the inherent uncertainty in this evaluation process, actual losses may be different from the liability originally estimated. The group may be involved in legal proceedings in respect of which it is not possible to make a reliable estimate of any expected settlement, if any. In such cases appropriate disclosure is provided but no provision is made and no contingent liability is quantified.

(a) Guarantees and related matters

As of 30 June 2020, the group has no material unprovided guarantees or indemnities in respect of liabilities of third parties.

(b) Acquisition of USL shares from UBHL, winding-up petitions against UBHL and other proceedings in relation to the USL transaction

On 4 July 2013, Diageo completed its acquisition, under a share purchase agreement with United Breweries (Holdings) Limited (UBHL) and various other sellers (the SPA), of 21,767,749 shares (14.98%) in United Spirits Limited (USL) for a total consideration of INR 31.3 billion (£349 million), including 10,141,437 shares (6.98%) from UBHL. The SPA was signed on 9 November 2012 and was part of the transaction announced by Diageo in relation to USL on that day (the Original USL Transaction). Following a series of further transactions, as of 30 June 2020, Diageo has a 55.94% investment in USL (excluding 2.38% owned by the USL Benefit Trust).

Prior to the acquisition from UBHL on 4 July 2013, the High Court of Karnataka (High Court) had granted leave to UBHL under sections 536 and 537 of the Indian Companies Act 1956 (the Leave Order) to enable the sale by UBHL to Diageo to take place (the UBHL Share Sale) notwithstanding the continued existence of five winding-up petitions that were pending against UBHL on 9 November 2012, being the date of the SPA. Additional winding-up petitions have been brought against UBHL since 9 November 2012, and the Leave Order did not extend to them. At the time of the completion of the UBHL Share Sale, the Leave Order remained subject to review on appeal. However, as stated by Diageo at the time of closing on 4 July 2013, it was considered unlikely that any appeal process in respect of the Leave Order would definitively conclude on a timely basis and, accordingly, Diageo waived the conditionality under the SPA relating to the absence of insolvency proceedings in relation to UBHL and acquired the 10,141,437 USL shares from UBHL at that time.

Following closing of the UBHL Share Sale, appeals were filed by various petitioners in respect of the Leave Order. On 20 December 2013, the division bench of the High Court set aside the Leave Order (the December 2013 Order). Following the December 2013 Order, Diageo filed special leave petitions (SLPs) in the Supreme Court of India against the December 2013 Order.

Financial statements (continued)

On 10 February 2014, the Supreme Court of India issued an order giving notice in respect of the SLPs and ordering that the status quo be maintained with regard to the UBHL Share Sale pending a hearing on the matter in the Supreme Court. Following a number of adjournments, the next date for a substantive hearing of the SLPs (in respect of which leave has since been granted and which have been converted to civil appeals) is yet to be fixed.

In separate proceedings, the High Court passed a winding-up order against UBHL on 7 February 2017. On 4 March 2017, UBHL appealed against this order before a division bench of the High Court. On 6 March 2020, the division bench of the High Court, confirmed the winding up order dated 7 February 2017, and dismissed the appeal filed by UBHL. On 30 June 2020, UBHL filed a special leave petition in the Supreme Court of India against the order of the division bench of the High Court. This petition is currently pending.

Diageo continues to believe that the acquisition price of INR 1,440 per share paid to UBHL for the USL shares is fair and reasonable as regards UBHL, UBHL’s shareholders and UBHL’s secured and unsecured creditors. However, adverse results for Diageo in the proceedings referred to above could, absent leave or relief in other proceedings, ultimately result in Diageo losing title to the 6.98% stake acquired from UBHL (now represented by 50,707,185 USL shares following a share split). Diageo believes, including by reason of its rights under USL’s articles of association to nominate USL’s CEO and CFO and the right to appoint, through USL, a majority of the directors on the boards of USL’s subsidiaries as well as its ability as promoter to nominate for appointment up to two-thirds of USL’s directors for so long as the chairperson of USL is an independent director, that it would remain in control of USL and be able to consolidate USL as a subsidiary regardless of the outcome of this litigation.

There can be no certainty as to the outcome of the existing or any further related legal proceedings or the timeframe within which they would be concluded.

Diageo also has the benefit of certain contractual undertakings and commitments from the relevant sellers in relation to potential challenges to its unencumbered title to the USL shares acquired on 4 July 2013, including relating to the winding-up petitions described above and/or certain losses and costs that may be incurred in the event of third party actions relating to the acquisition of the USL shares.

(c) Continuing matters relating to the resignation of Dr Vijay Mallya from USL and USL internal inquiries

On 25 February 2016, Diageo and USL each announced that they had entered into arrangements with Dr Mallya under which he had agreed to resign from his position as a director and as chairman of USL and from his positions in USL’s subsidiaries. As specified by Diageo in its announcement at that time, these arrangements ended its prior agreement with Dr Mallya regarding his position at USL, therefore bringing to an end the uncertainty relating to the governance of USL, and put in place a five-year global non-compete (excluding the United Kingdom), non-interference, non-solicitation and standstill arrangement with Dr Mallya. As part of those arrangements, USL, Diageo and Dr Mallya agreed a mutual release in relation to matters arising out of an inquiry into certain matters referred to in USL’s financial statements and the qualified auditor’s report for the year ended 31 March 2014 (the Initial Inquiry) which had revealed, among other things, certain diversions of USL funds. Dr Mallya also agreed not to pursue any claims against Diageo, USL and their affiliates (including under the prior agreement with Diageo). In evaluating entering into such arrangements, Diageo considered the impact of the arrangements on USL and all of USL’s shareholders, and came to the view that the arrangements were in the best interests of USL and its shareholders.

Diageo’s agreement with Dr Mallya (the February 2016 Agreement) provided for a payment of $75 million (£61 million) to Dr Mallya over a five year period in consideration for the five-year global non-compete, non-interference, non-solicitation and standstill commitments referred to above, his resignation from USL and the termination of his USL-related appointment and governance rights, the relinquishing of rights and benefits attached to his position at USL, and his agreement not to pursue claims against Diageo and USL. The February 2016 Agreement also provided for the release of Dr Mallya’s personal obligations to indemnify (i) Diageo Holdings Netherlands B.V. (DHN) in respect of its earlier liability ($141 million (£115 million)) under a backstop guarantee of certain borrowings of Watson Limited (Watson) (a company affiliated with Dr Mallya), and (ii) Diageo Finance plc in respect of its earlier liability (£30 million) under a guarantee of certain borrowings of United Breweries Overseas Limited, a subsidiary of UBHL. $40 million (£32 million) of the $75 million (£61 million) amount was paid on signing of the February 2016 Agreement with the balance being payable in equal instalments of $7 million (£6 million) a year over five years, subject to and conditional on Dr Mallya’s compliance with certain terms of the agreement.

Financial statements (continued)

While the first four instalments of $7 million (£6 million) each would have become due on 25 February 2017, 25 February 2018, 25 February 2019 and 25 February 2020, respectively, owing to various reasons (including breaches committed by Dr Mallya and certain persons connected with him of several provisions of the February 2016 Agreement and agreements of the same date between Dr Mallya and USL), Diageo believes that it was not liable to pay such amounts and did not do so. Diageo further believes that it is very unlikely to become liable to pay any future instalments, to Dr Mallya. By notice to Dr Mallya and certain persons connected with him on 24 February 2017, 3 November 2017, 23 February 2018, 22 August 2018, 22 February 2019 and 24 February 2020, Diageo and other group companies have demanded from Dr Mallya the repayment of $40 million (£32 million) which was paid by Diageo on 25 February 2016, and also sought compensation from him for various losses incurred by the relevant members of the Diageo group on account of the breaches committed by him and certain persons connected with him. On 16 November 2017, Diageo and other relevant members of the Diageo group commenced claims in the High Court of Justice in England and Wales (the English High Court) against Dr Mallya in relation to certain of the matters specified in those notices. At the same time DHN also commenced claims in the English High Court against Dr Mallya, his son Sidhartha Mallya, Watson (a company affiliated with Dr Mallya), Continental Administration Services Limited (CASL) (a company affiliated with Dr Mallya and understood to hold assets on trust for him and certain persons affiliated with him) for in excess of $142 million (£115 million) (plus interest) in relation to Watson’s liability to DHN in respect of its borrowings referred to above and the breach of associated security documents. These additional claims are described in paragraph (d) below.

Dr Mallya, Sidhartha Mallya and the relevant affiliated companies filed a defence to such claims and the additional claims on 12 March 2018, and Dr Mallya also filed a counterclaim for payment of the two $7 million (£6 million) instalment payments withheld by Diageo as described above. Diageo and the other relevant members of its group filed a reply to that defence and a defence to the counter-claim on 5 September 2018.

Diageo continues to prosecute its claims and to defend the counterclaim. As part of this, on 18 December 2018, Diageo and the other relevant members of its group filed an application for strike out and/or summary judgement in respect of certain aspects of the defence filed by Dr Mallya and the other defendants, including their defence in relation to Watson and CASL’s liability to repay DHN. That application was made by DHN on the basis that the defence filed by Dr Mallya and his co-defendants in relation to those matters had no real prospect of success.

DHN’s summary judgement and strike out application was heard by the English High Court on 24 May 2019. The court decided in favour of DHN that (i) Watson is liable to pay, and has no defence against paying, $135 million (£110 million) plus interest of $11 million (£9 million) to DHN, and (ii) CASL is liable, as co-surety, to pay, and has no defence against paying, 50% of any such amount unpaid by Watson, i.e. up to $67.5 million (£55 million) plus interest of $5.5 million (£5 million) to DHN. Watson and CASL were ordered to pay such sums, as well as certain amounts in respect of DHN and Diageo’s costs, to DHN by 21 June 2019. Such amounts were not paid on that date by either Watson or CASL. Accordingly, Diageo and DHN have sought asset disclosure and are considering further enforcement steps against those companies, both in the United Kingdom and in other jurisdictions where they are present or hold assets.

The remaining elements of the claims originally commenced on 16 November 2017 by Diageo and the relevant members of its group are now proceeding to trial and following a case management conference on 6 December 2019, that trial is scheduled to take place from 11 October 2021 through 21 October 2021.

As previously announced by USL, the Initial Inquiry identified certain additional parties and matters indicating the possible existence of other improper transactions. These transactions could not be fully analysed during the Initial Inquiry and, accordingly, USL, as previously announced, mandated that its Managing Director and Chief Executive Officer conduct a further inquiry into the transactions involving the additional parties and the additional matters to determine whether they also suffered from improprieties (the Additional Inquiry). USL announced the results of the Additional Inquiry in a notice to the Indian Stock Exchange dated 9 July 2016. The mutual release in relation to the Initial Inquiry agreed by Diageo and USL with Dr Mallya announced on 25 February 2016 does not extend to matters arising out of the Additional Inquiry.

Financial statements (continued)

As stated in USL’s previous announcement, the Additional Inquiry revealed further instances of actual or potential fund diversions from USL and its Indian and overseas subsidiaries to, in most cases, Indian and overseas entities in which Dr Mallya appears to have a material direct or indirect interest, as well as other potentially improper transactions involving USL and its Indian and overseas subsidiaries.

In connection with the matters identified by the Additional Inquiry, USL has, pursuant to a detailed review of each case of such fund diversion and after obtaining expert legal advice, where appropriate, filed civil suits for recovery of funds from certain parties, including Dr Mallya, before the relevant courts in India.

The amounts identified in the Additional Inquiry have been previously provided for or expensed in the financial statements of USL or its subsidiaries for prior periods. Further, at this stage, it is not possible for the management of USL to estimate the financial impact on USL, if any, arising out of potential non-compliance with applicable laws in relation to such fund diversions.

(d) Other continuing matters relating to Dr Mallya and affiliates

DHN issued a conditional backstop guarantee on 2 August 2013 to Standard Chartered Bank (Standard Chartered) pursuant to a guarantee commitment agreement (the Guarantee Agreement). The guarantee was in respect of the liabilities of Watson, a company affiliated with Dr Mallya, under a $135 million (£110 million) facility from Standard Chartered (the Facility Agreement). The Guarantee Agreement was entered into as part of the arrangements put in place and announced at the closing of the USL transaction on 4 July 2013.

DHN’s provision of the Guarantee Agreement enabled the refinancing of certain existing borrowings of Watson from a third party bank and facilitated the release by that bank of rights over certain USL shares that were to be acquired by Diageo as part of the USL transaction. The facility matured and entered into default in May 2015. In aggregate DHN paid Standard Chartered $141 million (£115 million) under this guarantee, i.e. including payments of default interest and various fees and expenses.

Watson remains liable for all amounts paid by DHN under the guarantee. Under the guarantee documentation with Standard Chartered, DHN is entitled to the benefit of the underlying security package for the loan, including: (a) certain shares in United Breweries Limited (UBL) held solely by Dr Mallya and certain other shares in UBL held by Dr Mallya jointly with his son Sidhartha Mallya, and (b) the shareholding in Watson.

Aspects of the security package are the subject of various proceedings in India in which third parties are alleging and asserting prior rights to certain assets comprised in the security package or otherwise seeking to restrain enforcement against certain assets by Standard Chartered and/or DHN. These proceedings are ongoing and DHN will continue to vigorously pursue these matters as part of its efforts for enforcement of the underlying security and recovery of outstanding amounts. Diageo believes that the existence of any prior rights or dispute in relation to the security would be in breach of representations and warranties given by Dr Mallya and others to Standard Chartered at the time the security was granted and further believes that certain actions taken by Dr Mallya in relation to the proceedings described above also breached his obligations to Standard Chartered. In addition to these third party proceedings, Dr Mallya is also subject to proceedings in India under the Prevention of Money Laundering Act and the Fugitive Economic Offenders Act in which the relevant Indian authority, the Directorate of Enforcement, is seeking confiscation of the UBL shares which were provided as security for Watson’s liabilities. DHN is participating in these proceedings in order to protect its security interest in respect of the UBL shares.

Under the terms of the guarantee and as a matter of law, there are arrangements to pass on to DHN the benefit of the security package upon payment by DHN under the guarantee of all amounts owed to Standard Chartered. Payment under the guarantee has now occurred as described above. To the extent possible in the context of the proceedings described above, DHN continues to work towards enforcement of the security package, including, when appropriate, in conjunction with Standard Chartered. DHN’s ability to assume or enforce security over some elements of the security package is also subject to regulatory consent. It is not at this stage possible to determine whether such consent would be forthcoming.

Financial statements (continued)

In addition to the Indian proceedings just described, certain of the assets comprised in the security package may also be affected by a worldwide freezing order of the English High Court granted on 24 November 2017 and continued on 8 December 2017 and 8 May 2018 in respect of the assets of Dr Mallya.

The agreement with Dr Mallya referenced in paragraph (c) above does not impact the security package. Watson remains liable for all amounts paid pursuant to the guarantee and DHN has the benefit of a counter-indemnity from Watson in respect of payments in connection with the guarantee, as well as a claim against CASL as a co-surety with DHN of Watson’s obligations. The various security providers, including Dr Mallya and Watson, acknowledged in the February 2016 Agreement referred to in paragraph (c) above that DHN is entitled to the benefit of the security package underlying the Standard Chartered facility and have also undertaken to take all necessary actions in that regard. Further, Diageo believes that the existence of any prior rights or disputes in relation to the security package would be in breach of certain confirmations given to Diageo and DHN pursuant to that agreement by Dr Mallya, Watson and certain connected persons.

On 16 November 2017, DHN commenced various claims in the English High Court for, in aggregate, in excess of $142 million (£115 million) (plus interest) in relation to these matters, including the following: (i) a claim against Watson for $141 million (£115 million) (plus interest) under Watson’s counter-indemnity to DHN in respect of payments made by DHN to Standard Chartered under the guarantee referred to above; (ii) a claim against Dr Mallya and Sidhartha Mallya under various agreements creating or relating to the security package referred to above for (a) the costs incurred to date in the various Indian proceedings referred to above (plus interest), and (b) damages of $141 million (£115 million), being DHN’s loss as a result of those Indian proceedings which currently prevent enforcement of the security over shares in UBL (plus interest); and (iii) a claim against CASL, as a co-surety with DHN of Watson’s obligations under the Facility Agreement, for 50% of the difference between the amount claimed under (i) above and the amount (if any) that DHN is in fact able to recover from Watson, Dr Mallya and/or Sidhartha Mallya.

As noted in paragraph (c), Dr Mallya, Sidhartha Mallya and the relevant affiliated companies filed a defence to these claims on 12 March 2018. Diageo and the other relevant members of its group filed a reply to that defence on 5 September 2018.

DHN and Diageo continue to prosecute these claims. As part of that, on 18 December 2018, Diageo and the other relevant members of its group filed an application for strike out and/or summary judgment in respect of certain aspects of the defence filed by Dr Mallya, Sidhartha Mallya and the relevant affiliated companies, including in respect of Watson and CASL’s liability to repay DHN. The successful outcome of that application and the current status of other aspects of the claims are described in paragraph (c) above.

(e) Other matters in relation to USL

Following USL’s earlier updates concerning the Initial Inquiry as well as in relation to the arrangements with Dr Mallya that were the subject of the 25 February 2016 announcement, USL and Diageo have received various notices from Indian regulatory authorities, including the Ministry of Corporate Affairs, Enforcement Directorate and Securities and Exchange Board of India (SEBI).

Diageo and USL are co-operating fully with the authorities in relation to these matters. Diageo and USL have also received notices from SEBI requesting information in relation to, and explanation of the reasons for, the arrangements with Dr Mallya that were the subject of the 25 February 2016 announcement as well as, in the case of USL, in relation to the Initial Inquiry and the Additional Inquiry, and, in the case of Diageo, whether such arrangements with Dr Mallya or the Watson backstop guarantee arrangements referred to in paragraphs (c) and (d) above were part of agreements previously made with Dr Mallya at the time of the Original USL Transaction announced on 9 November 2012 and the open offer made as part of the Original USL Transaction. Diageo and USL have complied with such information requests and Diageo has confirmed that, consistent with prior disclosures, the Watson backstop guarantee arrangements and the matters described in the 25 February 2016 announcement were not the subject of any earlier agreement with Dr Mallya. In respect of the Watson backstop guarantee arrangements, SEBI issued a further notice to Diageo on 16 June 2016 that if there is any net liability incurred by Diageo (after any recovery under relevant security or

Financial statements (continued)

other arrangements, which matters remain pending) on account of the Watson backstop guarantee, such liability, if any, would be considered to be part of the price paid for the acquisition of USL shares under the SPA which formed part of the Original USL Transaction and that, in that case, additional equivalent payments would be required to be made to those shareholders (representing 0.04% of the shares in USL) who tendered in the open offer made as part of the Original USL Transaction. Diageo is clear that the Watson backstop guarantee arrangements were not part of the price paid or agreed to be paid for any USL shares under the Original USL Transaction and therefore believes the decision in the SEBI notice to be misconceived and wrong in law and appealed against it before the Securities Appellate Tribunal, Mumbai (SAT). On 1 November 2017, SAT issued an order in respect of Diageo’s appeal in which, amongst other things, it observed that the relevant officer at SEBI had neither considered Diageo’s earlier reply nor provided Diageo with an opportunity to be heard, and accordingly directed SEBI to pass a fresh order after giving Diageo an opportunity to be heard. Following SAT’s order, Diageo made its further submissions in the matter, including at a personal hearing before a Deputy General Manager of SEBI. On 26 June 2019, SEBI issued an order reiterating the directions contained in its previous notice dated 16 June 2016. As with the previous notice, Diageo believes SEBI’s latest order to be misconceived and wrong in law and has filed an appeal before SAT against the order. This appeal is currently pending. Diageo is unable to assess if the notices or enquiries referred to above will result in enforcement action or, if this were to transpire, to quantify meaningfully the possible range of loss, if any, to which any such action might give rise to if determined against Diageo or USL.

In relation to the matters described in the 25 February 2016 announcement, Diageo had also responded to a show cause notice dated 12 May 2017 from SEBI arising out of the previous correspondence in this regard and made its further submissions in the matter, including at a personal hearing before a Whole Time Member of SEBI. On 6 September 2018, SEBI issued an order holding that Diageo had acquired sole control of USL following its earlier open offers, and that no fresh open offer was triggered by Diageo.

(f) USL’s dispute with IDBI Bank Limited

Prior to the acquisition by Diageo of a controlling interest in USL, USL had prepaid a term loan of INR 6,280 million (£68 million) taken through IDBI Bank Limited (IDBI), an Indian bank, which was secured on certain fixed assets and brands of USL, as well as by a pledge of certain shares in USL held by the USL Benefit Trust (of which USL is the sole beneficiary). The maturity date of the loan was 31 March 2015. IDBI disputed the prepayment, following which USL filed a writ petition in November 2013 before the High Court of Karnataka (the High Court) challenging the bank’s actions.

Following the original maturity date of the loan, USL received notices from IDBI seeking to recall the loan, demanding a further sum of INR 459 million (£5 million) on account of the outstanding principal, accrued interest and other amounts, and also threatening to enforce the security in the event that USL did not make these further payments. Pursuant to an application filed by USL before the High Court in the writ proceedings, the High Court directed that, subject to USL depositing such further amount with the bank (which amount was duly deposited by USL), the bank should hold the amount in a suspense account and not deal with any of the secured assets including the shares until disposal of the original writ petition filed by USL before the High Court.

On 27 June 2019, a single judge bench of the High Court issued an order dismissing the writ petition filed by USL, amongst other things, on the basis that the matter involved an issue of breach of contract by USL and was therefore not maintainable in exercise of the court’s writ jurisdiction. USL has since filed an appeal against this order before a division bench of the High Court, which on 30 July 2019 has issued an interim order directing the bank to not deal with any of the secured assets until the next date of hearing. On 13 January 2020, the division bench of the High Court admitted the writ appeal and extended the interim stay. This appeal is currently pending. Based on the assessment of USL’s management supported by external legal opinions, USL continues to believe that it has a strong case on the merits and therefore continues to believe that the aforesaid amount of INR 459 million (£5 million) remains recoverable from IDBI.

Financial statements (continued)

(g) 2019 Moët Hennessy dividend

No dividend was received during the financial year ended 30 June 2020 in respect of Diageo’s 34% investment in Moët Hennessy SAS and Moët Hennessy International SAS (together MH). This investment is governed by a Partners’ Agreement with certain members of the LVMH Moët Hennessy - Louis Vuitton group (LVMH) which holds 66% of MH, which includes the dividend policy and minimum annual dividend requirements for MH. Diageo believes that non-payment by MH of the dividend in respect of the financial year ended 31 December 2019 constitutes a breach by LVMH of the Partners’ Agreement and that the minimum aggregate dividend that should have been received by Diageo in respect of that period was €181 million (£166 million). Diageo has commenced arbitration proceedings under the Partners’ Agreement in respect of this dispute.

(h) Tax

The international tax environment has seen increased scrutiny and rapid change over recent years bringing with it greater uncertainty for multinationals. Against this backdrop, Diageo has been monitoring developments and continues to engage transparently with the tax authorities in the countries where Diageo operates to ensure that the group manages its arrangements on a sustainable basis.

In April 2019, the European Commission issued its decision in a state aid investigation into the Group Financing Exemption in the UK controlled foreign company rules. The European Commission found that part of the Group Financing Exemption constitutes state aid. The Group Financing Exemption was introduced in legislation by the UK government in 2013. In common with other UK-based international companies whose arrangements are in line with current UK CFC legislation Diageo may be affected by the ultimate outcome of this investigation. The UK government and other UK-based international companies, including Diageo, have appealed to the General Court of the European Union against the decision. The UK government is required to commence collection proceedings and therefore it is expected that Diageo will have to make a payment in the year ending 30 June 2021 in respect of this case. At present it is not possible to determine the amount that the UK government will seek to collect. If the decision of the European Commission is upheld, Diageo calculates its maximum potential liability to be approximately £275 million. Based on its current assessment, Diageo believes that no provision is required in respect of this issue.

The group operates in a large number of markets with complex tax and legislative regimes that are open to subjective interpretation. As assessing an accurate value of contingent liabilities in these markets requires a high level of judgement, contingent liabilities are disclosed on the basis of the current known possible exposure from tax assessment values.

Diageo has reviewed its disclosures in relation to Brazil and India, where Diageo has a large number of ongoing tax cases. While these cases are not individually significant, the current assessment of the aggregate possible exposures is up to approximately £285 million for Brazil and up to approximately £150 million for India. The group believes that the likelihood that the tax authorities will ultimately prevail is lower than probable but higher than remote. Due to the fiscal environment in Brazil and in India the possibility of further tax assessments related to the same matters cannot be ruled out. Based on its current assessment, Diageo believes that no provision is required in respect of these issues.

Payments were made under protest in India in respect of the periods 1 April 2006 to 31 March 2017 in relation to tax assessments where the risk is considered to be remote or possible. These payments have to be made in order to challenge the assessments and as such have been recognised as a receivable on the consolidated balance sheet. The total amount of protest payments recognised as a receivable as at 30 June 2020 is £117 million (corporate tax payments of £107 million and indirect tax payments of £10 million).

A lawsuit was filed on 15 April 2019 by the National Association of Manufacturers (NAM) against the United States Department of the Treasury (U.S. Treasury) and the United States Customs and Border Protection (CBP) on behalf of its affected industry members, including Diageo, to invalidate regulations published in February 2019 and to ensure that substitution drawback is permitted in accordance with 19 U.S.C.§ 1313(j)(2) as amended by the Trade Facilitation and Trade Enforcement Act of 2015, which was enacted on 24 February 2016 (TFTEA). Substitution drawback permits the refund, including of excise taxes, paid on imported merchandise when sufficiently similar substitute merchandise is exported. The United States Congress passed the TFTEA to, among other things, clarify and broaden the standard for what constitutes substitute merchandise. This change should entitle Diageo to obtain substitution drawback in respect of certain eligible product categories. Despite this change in the law, U.S. Treasury and CBP issued final regulations in 2019 declaring that substitution drawback is not available for imports when substituted with an export on which no tax was paid. The Court of International Trade issued a judgement in favour of NAM on

Financial statements (continued)

18 February 2020, denying the request by the U.S. Treasury and CBP for a stay of payment on 15 May 2020, and on 26 May 2020, ordered the immediate processing of claims. Current eligible claims of Diageo Americas Supply, Inc. are estimated at £95 million ($117 million), with a financial impact of £87 million ($110 million) for the year ended 30 June 2020 of which Diageo has received £26 million ($33 million). However, on 23 July 2020 the U.S. Treasury and CBP filed an appeal with the U.S. Federal Court of Appeal, and, although Diageo believes that the NAM is more likely than not to ultimately prevail, if they were to fail, the CBP could be permitted to recover these payments.

(i) Other

The group has extensive international operations and is a defendant in a number of legal, customs and tax proceedings incidental to these operations, the outcome of which cannot at present be foreseen. In particular, the group is currently a defendant in various customs proceedings that challenge the declared customs value of products imported by certain Diageo companies. Diageo continues to defend its position vigorously in these proceedings.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

Financial statements (continued)

19. Commitments

(a) Capital commitments

Commitments for expenditure on intangibles and property, plant and equipment not provided for in these consolidated financial statements are estimated at £312 million (2019 – £255 million; 2018 – £161 million).

(b) Other commitments

The minimum lease rentals payable in the year ending 30 June 2020 for short term and low value leases are estimated at £19 million. The total future cash outflows for leases that had not yet commenced, and not recognised as lease liabilities at 30 June 2020, are estimated at £133 million.

20. Related party transactions

Transactions between the group and its related parties are made on terms equivalent to those that prevail in arm’s length transactions.

(a) Subsidiaries

Transactions between the company and its subsidiaries are eliminated on consolidation and therefore are not disclosed. Details of the principal group companies are given in note 21.

(b) Associates and joint ventures

Sales and purchases to and from associates and joint ventures are principally in respect of premium drinks products but also include the provision of management services.

Transactions and balances with associates and joint ventures are set out in the table below:

	2020 £ million	2019 £ million	2018 £ million
Income statement items
Sales	9	9	10
Purchases	29	28	29
Balance sheet items
Group payables	2	12	3
Group receivables	1	2	2
Loans payable	6	6	6
Loans receivable	82	55	59
Cash flow items
Loans and equity contributions, net	47	32	37

Other disclosures in respect of associates and joint ventures are included in note 6.

Financial statements (continued)

(c) Key management personnel

The key management of the group comprises the Executive and Non-Executive Directors, the members of the Executive Committee and the Company Secretary.

They are listed under ‘Board of Directors and Company Secretary’ and ‘Executive Committee’.

	2020 £ million	2019 £ million	2018 £ million
Salaries and short-term employee benefits	10	10	10
Annual incentive plan	—	10	10
Non-Executive Directors’ fees	1	1	1
Share-based payments(i)	(11)	20	15
Post employment benefits	2	3	2
Termination benefits(ii)	2	—	—

	4	44	38

(i)	Time-apportioned fair value of unvested options and share awards.
(ii)	£1 million of the termination benefits disclosed for 2020 have been paid in the year ended 30 June 2020; a further £1 million will be paid in the year ending 30 June 2021.

Non-Executive Directors do not receive share-based payments or post employment benefits. Details of the individual Directors’ remuneration are given in ’Single total figure of remuneration for Executive Directors’ and ’Non-Executive Directors’ remuneration’ in the Directors’ remuneration report.

(d) Pension plans

The Diageo pension plans are recharged with the cost of administration services provided by the group to the pension plans and with professional fees paid by the group on behalf of the pension plans. The total amount recharged for the year was £nil (2019 – £3 million; 2018 – £14 million).

(e) Directors’ remuneration

	2020 £ million	2019 £ million	2018 £ million
Salaries and short-term employee benefits	2	2	2
Annual incentive plan	—	2	3
Non-Executive Directors’ fees	1	1	1
Share option exercises(i)	—	2	—
Shares vesting(i)	11	13	1
Post employment benefits	1	1	1

	15	21	8

(i)	Gains on options realised in the year and the benefit from share awards, calculated by using the share price applicable on the date of exercise of the share options and release of the awards.

Details of the individual Directors’ remuneration are given in ’Single total figure of remuneration for Executive Directors’ and ’Non-Executive Directors’ remuneration’ in the Directors’ remuneration report.

Financial statements (continued)

21. Principal group companies

The companies listed below include those which principally affect the profits and assets of the group. The operating companies listed below may carry on the business described in the countries listed in conjunction with their subsidiaries and other group companies.

	Country of incorporation	Country of operation	Percentage of equity owned(i)	Business description
Subsidiaries
Diageo Ireland	Republic of Ireland	Worldwide	100%	Production, marketing and distribution of premium drinks
Diageo Great Britain Limited	England	Great Britain	100%	Marketing and distribution of premium drinks
Diageo Scotland Limited	Scotland	Worldwide	100%	Production, marketing and distribution of premium drinks
Diageo Brands B.V.	Netherlands	Worldwide	100%	Marketing and distribution of premium drinks
Diageo North America, Inc.	United States	Worldwide	100%	Production, importing, marketing and distribution of premium drinks
United Spirits Limited(ii)	India	India	55.94%	Production, importing, marketing and distribution of premium drinks
Diageo Capital plc(iii)	Scotland	United Kingdom	100%	Financing company for the group
Diageo Finance plc(iii)	England	United Kingdom	100%	Financing company for the group
Diageo Investment Corporation	United States	United States	100%	Financing company for the US group
Mey İçki Sanayi ve Ticaret A.Ş.	Turkey	Turkey	100%	Production, marketing and distribution of premium drinks
Associates
Moët Hennessy, SAS(iv)	France	France	34%	Production, marketing and distribution of premium drinks

(i)	All percentages, unless otherwise stated, are in respect of holdings of ordinary share capital and are equivalent to the percentages of voting rights held by the group.
(ii)	Percentage ownership excludes 2.38% owned by the USL Benefit Trust.
(iii)	Directly owned by Diageo plc.
(iv)	French limited liability company.

Diageo’s business, financial condition, cash flows and results of operations have been and may continue to be adversely affected by the Covid-19 pandemic

A novel strain of coronavirus (Covid-19) was first identified in Wuhan, China in late 2019, and subsequently declared a pandemic by the World Health Organization. This pandemic, which has now spread to nearly all regions around the world, as well as measures taken in response to contain or mitigate the pandemic, have caused and are continuing to cause business slowdowns or shutdowns in affected areas, as well as significant disruption in the financial markets globally.

At this time, Diageo remains unable to accurately assess the longer-term impact of the pandemic on its business and operations, including the degree to which, or the time period over which, its business will continue to be affected by the Covid-19 pandemic and related response measures. To date, the impacts on Diageo’s business from the Covid-19 pandemic and related response measures have included, but are not limited to, the following:

•

social distancing measures, including the closure of on-trade channels such as bars and restaurants and restrictions on banqueting, conferences and similar events, being introduced in most of Diageo’s markets, leading to a negative impact on sales;

•

travel restrictions being imposed by many countries and concern over the pandemic resulting in significant declines in passenger numbers, particularly in airports, with a corresponding negative impact on Diageo’s global Travel Retail business;

•

regulatory restrictions, combined with the implementation of heightened safety protocols across all of Diageo’s office and production sites (including increased sanitation measures, safety equipment and restrictions on access), resulting in office closures and reductions in levels of activity at certain of Diageo’s production facilities, including the temporary closure of United Spirits’ supply operations due to a nationwide lockdown in India and the temporary closure of two production sites in Nigeria; and

•

wider disruptions in supply chains and routes to market, or those of Diageo’s suppliers and/or distributors or customers, which could result in further increases in Diageo’s costs of production and distribution or an increase in transnational trade or other trading practices impacting profitability.

The impacts of the Covid-19 pandemic and related response measures worldwide, including the impacts described above, have had and may continue to have an adverse effect on global economic conditions, as well as on Diageo’s business, results of operations, cash flows and financial condition, with recovery expected to be dependent on the success of public health measures, the impact of economic policies, the pace at which lockdown measures are eased, and how quickly consumers choose to return to bars and restaurants and resume international travel. However, even those regions that are beginning to experience business recovery or the scaling back of response measures, such as Greater China and Europe, may experience further impacts from Covid-19 or suffer a resurgence of Covid-19 cases, and economic activity in those regions may not recover quickly or at all, which may materially adversely impact global economic conditions. This could in turn lead to a further decline in discretionary spending by consumers.

Diageo conducts impairment reviews as and when required in accordance with applicable accounting standards, to ensure that, among other things, intangible assets, including brands, are not carried at above their recoverable amounts. The impacts of the Covid-19 pandemic and related response measures, in particular with respect to expectations of future cash flows, contributed to approximately £1.3 billion in impairments recognised by the Diageo group during its fiscal year ended 30 June 2020, primarily impacting assets located in India, Korea, Nigeria and Ethiopia where already challenging economic conditions and/or other factors were exacerbated by the Covid-19 pandemic, and may result in further material write-downs or impairments being recognised during future periods.

In addition, the impact of the Covid-19 pandemic on global economic conditions has impacted and may continue to impact the proper functioning of financial and capital markets, as well as foreign currency exchange rates, commodity and energy prices and interest rates. Responses to the Covid-19 pandemic may also result in both short-term and long-term changes to fiscal and tax policies in impacted jurisdictions, including increases in tax rates. Although Diageo completed bond issuances under both its European and US shelf programmes in spring 2020, has temporarily increased its committed bank facilities from £2.8 billion to £5.3 billion, and may take other actions to enhance its liquidity, there is no guarantee that Diageo’s existing arrangements or any future arrangements will provide sufficient liquidity over the course of the Covid-19 pandemic, and the impacts of the Covid-19 pandemic and related response measures may adversely impact Diageo’s liquidity or financial position. In addition, a continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on Diageo’s ability to access, or costs of, capital or borrowings, its liquidity, its financial position, its adjusted net debt to EBITDA ratio, its ability to comply with any applicable financial covenants or its credit ratings.

Any of the foregoing developments may have a material adverse effect on Diageo’s business, financial condition, cash flows and results of operations. In addition, the impact of the Covid-19 pandemic, or any other future epidemics or pandemics, may also have the effect of heightening many of the risks described elsewhere within Diageo’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on August 5, 2019.

Exhibit No.		Description

23.1	—	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

99.1	—	Memorandum and Articles of Association of Diageo plc as amended by shareholder resolution on September 19, 2019.

99.2	—	Capitalization and indebtedness of Diageo plc as of June 30, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

/s/ James Edmunds
Name: James Edmunds
Title: Deputy Company Secretary
August 7, 2020